Form 20-F
period 2007-12-31
LINCOLN GOLD CORP
filed 2008-07-15
CIK 1080535

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2007

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from _________________________ to _________________________

COMMISSION FILE NUMBER: 000-25827

LINCOLN GOLD CORPORATION
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Canada
(Jurisdiction of incorporation or organization)

Suite 350, 885 Dunsmuir Street-
Vancouver, British Columbia, Canada, V6C 1N5
(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

51,391,666 Common Shares outstanding as at December 31, 2007

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ]          No [X]

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [   ]          No [ X ]

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]           No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[X]  Item 17    [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act).

Yes [   ]          No [ X ]

________

- ii -

__________

- iii -

GENERAL

In this Annual Report, references to “we”, “us”, “our”, the “Company” and “Lincoln” mean Lincoln Gold Corporation.

We use the United States dollar as our reporting currency. All references in this document to “dollars” or “$” or “$” are expressed in United States dollars, unless otherwise indicated. References to “CDN$” refer to Canadian dollars.

Except as noted, the information set forth in is as of December 31, 2007 and all information included in this document should only be considered correct as of such date.

NOTE REGARDING FORWARD LOOKING STATEMENTS

Much of the information included in includes or is based upon estimates, projections or other “forward looking statements”. Such forward looking statements include any projections or estimates made by us and our management in connection with our business operations. These statements relate to future events or our future financial performance. In some cases you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue or the negative of those terms or other comparable terminology. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Such estimates, projections or other forward looking statements involve various risks and uncertainties and other factors, including the risks in the section titled “Risk Factors” below, that may cause our actual results, levels of activities, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform those statements to actual results.

The statements contained in Item 4.B. – the “Business Overview”, Item 5 – “Operating and Financial Review and Prospects” and Item 11 – “Quantitative and Qualitative Disclosures About Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly.

GLOSSARY OF TERMS USED IN THIS FORM 20-F

Certain terms used herein are defined as follows:

Term	Definition
Andesite	A dark to grayish colored, fine-grained extrusive volcanic rock that may contain phenocrysts of sodic plagioclase
Angular Unconformity	Contact between two groups of rocks where the underlying rocks dip in a different angle that the younger overlying rocks
Artesian Water	Ground water under pressure
Artesian water	Ground water under pressure
Carboniferous	Geologic Period referring to rocks 286 to 360 million years old
Carlin-type deposit

Gold deposits hosted in sedimentary rocks with disseminated gold occurring as micron or submicron particles (invisible gold), typically with very little to no silver – very large deposits of this type are found in the “Carlin Trend” in north- central Nevada.

Caving Ground	A drilling term that refers to rock formations that break when penetrated by a drill and produce rock fragments that may block the borehole and/or contaminate the drill cuttings
Caving ground	A drilling term that refers to rock formations that break when penetrated by a drill and produce rock fragments that may block the borehole and/or contaminate the drill cuttings
Cove-type deposit

Gold-silver deposits hosted in sedimentary rocks with significant amounts of precious metals mineralization hosted in veinlets – the Cove deposit is located in the northern portion of the Battle Mountain-Eureka Trend.

Cretaceous	Geologic Period referring to rocks 66.4 to 144 million years old
Dacite	Fine-grained extrusive volcanic rock with the same composition as andesite but having less calcic plagioclase and more quartz
Devonian	Geologic Period referring to rocks 360 to 408 million years old
Dikes and sills	Generally narrow bodies of igneous rock implaced as magma along faults across bedding (dike) or along zones parallel to bedding (sill)
Epithermal	A hydrothermal mineral deposit formed within 1 km of the surface at temperatures of 50°-200°C, occurring mainly as veins
Geochemical survey	A sampling program focusing on trace elements that are commonly found associated with mineral deposits – common trace elements for gold are mercury, arsenic, and antimony.
Geologic mapping	The process of mapping geologic formations, associated rock characteristics and structural features
Geophysical survey	The systematic measurement of electrical, gravity, seismic, magnetic, or other properties as a tool to help identify rock type(s), faults, structures and minerals
Golconda thrust	A major, flat-lying fault that has transposed older rocks over younger rocks
Gossanous	An iron-bearing material that typically overlies a sulfide-bearing mineralized zone – it forms by the oxidation and leaching out of sulfur and most metals leaving hydrated iron oxides.
gpt	Grams per metric tonne

Term	Definition
Gravimeter survey	A survey using a sensitive instrument that can detect density differences in geologic formations
Hematite breccia	A rock composed of angular rock fragments with conspicuous iron-oxide minerals in the matrix and fractures
Intrusive rock	Any igneous rock (e.g. granite) that was implaced as a magma
Jurassic	Geologic Period referring to rocks 144 to 208 million years old
Lost Circulation	The loss of drilling fluids through open faults, fractures, and/or permeable rock
Magnetometer survey	A survey using a sensitive instrument that can detect the distortion of the Earth’s magnetic field by different geologic formations
Mercury soil gas survey	A geochemical sampling survey in which mercury vapor is sampled and measured – mercury is typically associated with gold deposits in the Great Basin and is a “pathfinder” for finding gold deposits.
Metamorphic rock	Pre-existing rock that has been physically changed by temperature, pressure, shearing stress, or chemical environment, generally at depth in the Earth’s crust
Pathfinder elements	Trace elements that are typically associated with gold deposits – common pathfinder elements are mercury, arsenic and antimony.
Penn-Permian	Geologic Periods referring to rocks ranging from 245 to 320 million years old
Permo-Triassic	Geologic Periods referring to rocks ranging from 208 to 286 million years old
Quartz Breccia	Quartz vein material that is broken into angular fragments
Quartz Stockworks	A three-dimensional network of planar to irregular quartz veinlets closely enough spaced that the whole mass can be mined
Reverse-circulation drilling	A drilling method that minimizes contamination of drill cuttings
Roberts Mountains Thrust	A major, flat-lying fault that has transposed older rocks over younger rocks
Rock-chip sampling	The process of chipping off rock samples from outcrops for chemical analysis
Schist	A metamorphic rock that is highly foliated and readily splits into flakes or slabs commonly due to a high content of mica
Skarn deposit	Mineralization formed at the flanks and in contact with intrusive rocks
Stratigraphy	The sequence of stratified rocks
Subcrop	Bedrock just below the surface and usually contributing weathered rock material to the surficial debris
Tertiary	Geologic Period referring to rocks ranging in age from 1.6 to 66.4 million years old
Thrust sheet	A block of rock underlain by a flat-lying fault that originated from compressional forces
Triassic	Geologic Period referring to rocks 208 to 245 million years old
Tuff	Volcanic ash that has been solidified into rock
Volcanics	Generally finely crystalline or glassy igneous rocks ejected explosively or extruded at or near the Earth’s surface through volcanic action

PART I

ITEM 1           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.           Directors and Senior Management

Not applicable.

B.           Advisers

Not applicable.

C.           Auditor

Not applicable.

ITEM 2           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3           KEY INFORMATION

A.           Selected Financial Data

The following table presents selected financial data derived from our audited financial statements for the fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003. You should read this information in conjunction with our financial statements and related notes and Item 5. - “Operating and Financial Review and Prospects”.

Our independent auditor, Davidson & Company LLP, Chartered Accountants, audited our 2007, 2006 and 2005 annual financial statements. Our financial statements for the years ended December 31, 2007, 2006 and 2005 have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Note 15 to the annual financial statements for the years ended 2007, 2006 and 2005 provides descriptions of material measurement differences between Canadian GAAP and accounting principles generally accepted in the United States of America (“US GAAP”) as they relate to us and a reconciliation of our financial statements to US GAAP. Our financial statements for the years ended December 31, 2004 and 2003 have been prepared in accordance with US GAAP.

All information provided in the Summary of Financial Information below and in is presented in United States dollars (“dollars”, “$” or “US$”) and is in accordance with Canadian GAAP, unless indicated otherwise.

SUMMARY OF FINANCIAL INFORMATION

Statement of Operations and Deficit Data	Years ended December 31
	2007	2006	2005	2004	From Inception September 25, 2003 to December 31, 2003
Revenues Canadian GAAP US GAAP	$Nil Nil	$Nil Nil	$Nil Nil	$ - Nil	$ - Nil
Expenses Canadian GAAP US GAAP	(1,071,132) (1,071,132)	(405,439) (405,439)	(1,318,543) 1,318,543)	- (1,672,304)	- (16,319)
Loss for the year Canadian GAAP US GAAP	(1,078,730) (1,078,730)	(413,541) (413,541)	(1,294,546) (1,294,546)	- (1,691,351)	- (16,319)
Basic and diluted loss per common share Canadian GAAP US GAAP	(0.02) (0.02)	(0.01) (0.01)	(0.03) (0.03)	- (0.06)	- (0.01)

Balance Sheet Data	As at December 31
	2007		2006		2005	2004	2003
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP	(US GAAP)
Cash and cash equivalents Working capital (deficit) Resource properties and/or equipment Total assets Total liabilities Shareholders’ equity (deficit)	$ 123,201 (71,665) 27,602 286,734 310,897 (24,163)	$ 123,201 (71,665) 27,602 286,734 310,897 (24,163)	$ 21,961 (130,363) 4,440 31,294 157,217 (125,923)	$ 21,961 (130,363) 4,440 31,294 157,217 (125,923)	132,806 3,457 7,328 151,436 140,651 10,785	$ 127,785 (43,959) - 127,785 371,744 (243,959)	$ 15,405 (31) - 15,405 15,374 31

We have paid no dividends on our common shares since incorporation and do not anticipate doing so for the foreseeable future. The declaration of dividends on our common shares is within the discretion of our board of directors and will depend upon, among other factors, our earnings, capital requirements, and the operating and financial condition.

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Our securities are highly speculative and subject to a number of risks. You should not consider an investment in our securities unless you are capable of sustaining an economic loss of the entire investment.

The risks associated with our business include:

If we do not obtain additional financing, our business plan will fail.

As of December 31, 2007, we had cash on hand of $123,201 and a working capital deficit of $71,665. As of March 31, 2008, we had cash on hand of $83,378 and working capital deficit of $625,967. Our business plan calls for us to spend approximately $1,935,000 in connection with the exploration of our mineral claims during the next twelve months, the maintenance of our interests in our mineral claims and our general and administrative expenses during the next twelve months. Based on our cash and working capital position, we will require additional financing in the approximate amount of $2,500,000 in order to complete our plan of operations for the next twelve months. We currently do not have any arrangements for financing and we may not be able to obtain financing when required. Obtaining additional financing would be subject to a number of factors, including the market price of gold. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us.

If we are unable to maintain our interests in our Nevada mineral claims, then we will lose our interests in these mineral claims.

We are required to make substantial payments in order to maintain our interests in certain of our Nevada mineral claims. Over the next twelve months, we must make payments totalling $80,000 in lease and option payments in order to maintain our interests in our Pine Grove, La Bufa, JDS and Hannah mineral properties. Our inability to make these payments due to a lack of financing or our determination not to make these payments will result in our losing our interests in these claims. If we are not able to maintain our interests in our mineral claims, then we will not be able to carry out our plan of operations.

Because we have only recently commenced preliminary exploration of our Nevada mineral claims, we face a high risk of business failure and this could result in a total loss of your investment.

We have only recently begun the initial stages of exploration of our mineral claims, and thus have no way to evaluate the likelihood whether we will be able to operate our business successfully. To date, we have been involved primarily in organizational activities, acquiring interests in mineral claims and in conducting preliminary exploration of mineral claims. We have not earned any revenues and have not achieved profitability as of the date of this prospectus. Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. We have no history upon which to base any assumption as to the likelihood that our business will prove successful, and we can provide no assurance to investors that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will likely fail and you will lose your entire investment.

The mineral resources estimates presented by us for our mineral properties are estimates only and there is no assurance that these resources represent economically recoverable mineralization.

We have included mineral resource estimates that have been made in accordance with Canadian National Instrument 43-101. These resources estimates are classified as “indicated resources” and “inferred resources”. We advise investors that while these terms are recognized and required by Canadian securities regulations, the U.S. Securities and Exchange Commission does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits classified as “inferred resources” will ever be converted into reserves. Further, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

All amounts of mineral resources are estimates only, and we cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that our mineral properties or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) reserves of gold or copper in any of our mineral claims that can be economically exploited. Mineralized material, which is not mineral reserves, does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in the quantity of mineralization, grade or stripping ratio, or metal prices may affect the economic viability of our properties. In addition, we cannot be certain that metal recoveries obtained from small-scale laboratory tests will be duplicated in larger scale tests, under on-site conditions or during production.

Because we do not have any revenues, we expect to incur operating losses for the foreseeable future.

We have never earned revenues and we have never been profitable. Prior to completing exploration on the mineral property, we anticipate that we will incur increased operating expenses without realizing any revenues. We therefore expect to incur significant losses into the foreseeable future. If we are unable to generate financing to continue the exploration of our mineral claims, we will fail and you will lose your entire investment.

We will require significant additional financing in order to continue our exploration activities and our assessment of the commercial viability of our mineral properties.

We will require additional financing in order to carry out our acquisition, exploration and, if warranted, development activities. Failure to obtain such financing on a timely basis could cause us to forfeit our interest in certain properties, miss certain acquisition opportunities, or delay or indefinitely postpone further exploration and, if warranted, development of our projects, which could result in the possible loss of such properties or the reduction or termination of our operations. Even if we achieve revenues, if any such future revenues decrease as a result of lower commodity prices or otherwise, it will affect our ability to expend the necessary capital to replace our reserves or to maintain our production. If cash flow from operations is not sufficient to satisfy our capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or be available on favorable terms.

If our costs of exploration are greater than anticipated, then we will not be able to complete our planned exploration programs for our mineral claims without additional financing, of which there is no assurance that we would be able to obtain.

We are proceeding with the initial stages of exploration on our mineral claims. We have prepared budgets for our exploration programs. However, there is no assurance that our actual costs will not exceed the budgeted costs. Factors that could cause actual costs to exceed budgeted costs include increased prices due to competition for personnel and supplies during the Nevada summer exploration season, unanticipated problems in completing the exploration programs and delays experienced in completing the exploration program. Increases in exploration costs could result in us not being able to carry out our exploration programs without additional financing. There is no assurance that we would be able to obtain additional financing in this event.

Because of the speculative nature of exploration of mining properties, there is substantial risk that no commercially exploitable minerals will be found and our business will fail.

We are in the initial stages of exploration of our mineral claims, and thus have no way to evaluate the likelihood that we will be successful in establishing commercially exploitable reserves of gold or other valuable minerals on our mineral claims. Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The search for valuable minerals as a business is extremely risky. We may not find commercially exploitable reserves of gold or copper in any of our mineral claims. Exploration for minerals is a speculative venture necessarily involving substantial risk. The expenditures to be made by us on our exploration programs may not result in the discovery of commercial quantities of ore. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. Problems such as unusual or unexpected formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. In such a case, we would be unable to complete our business plan.

Because of the inherent dangers involved in mineral exploration, there is a risk that we may incur liability or damages as we conduct our business.

The search for valuable minerals involves numerous hazards. In the course of carrying out exploration of our mineral claims, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. We currently have no such insurance nor do we expect to get such insurance for the foreseeable future. If a hazard were to occur, the costs of rectifying the hazard may exceed our asset value and cause us to liquidate all of our assets, resulting in the loss of your entire investment.

If we discover commercial reserves of precious metals on any of our mineral properties, we can provide no assurance that we will be able to successfully advance the mineral claims into commercial production.

Our mineral properties do not contain any known bodies of ore. If our exploration programs are successful in establishing ore of commercial tonnage and grade on any of our mineral claims, we will require additional funds in order to advance the mineral claims into commercial production. In such an event, we may be unable to obtain any such funds, or to obtain such funds on terms that we consider economically feasible, and you may lose your entire investment.

As we undertake exploration of our mineral claims, we will be subject to compliance with government regulation that may increase the anticipated time and cost of our exploration program.

There are several governmental regulations that materially restrict the exploration of minerals. We will be subject to the mining laws and regulations as contained in the Nevada Statutes and Nevada Administrative Code as we carry out our exploration programs. We may be required to obtain work permits, post bonds and perform remediation work for any physical disturbance to the land in order to comply with these regulations. While our planned exploration program budgets for regulatory compliance, there is a risk that new regulations could increase our time and costs of doing business and prevent us from carrying out our exploration program.

If we do not find a joint venture partner for the continued exploration of our mineral claims, we may not be able to advance the exploration work.

We may try to enter into joint venture agreements with potential partners for the further exploration and possible production of our mineral claims, particularly where we believe drilling of a mineral claim is warranted. We would face competition from other junior mineral resource exploration companies if we attempt to enter into a joint venture agreement with a partner. The possible partner could have a limited ability to enter into joint venture agreements with junior exploration programs and will seek the junior exploration companies who have the properties that they deem to be the most attractive in terms of potential return and investment cost. In addition, if we entered into a joint venture agreement, we would likely assign a percentage of our interest in the mineral claims to the joint venture partner. If we are unable to enter into a joint venture agreement with a partner, we may not be able to complete certain exploration work on certain of our properties, including planned drilling.

If prices for gold decline, we may not be able to raise any additional financing required to fund our exploration activities in our mineral properties or achieve an adequate return for our shareholders.

Our ability to raise financing to fund our exploration activities and, if warranted, development of our mineral properties will be significantly affected by changes in the market price of gold. The price of gold is determined based on world demand, supply and other factors, all of which are beyond our control. World prices for gold have fluctuated widely in recent years. Future significant price declines could cause investors to be unprepared to finance exploration of gold, with the result that we may not have sufficient financing with which to fund our exploration activities. In this event, we may not be able to carry out planned exploration activities and, if warranted, development of our mineral properties with the result that we may not be able to continue our plan of operations.

If we are able to establish commercially mineable reserves, we must be able to successfully market our natural resources to prospective buyers. The marketability and price of natural resources which we may acquire or discover will be affected by numerous factors beyond our control. Government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of natural resources and environmental protection are all factors which may affect the marketability and price of natural resources. The exact effect of these factors cannot be accurately predicted, but any one or a combination of these factors could result in our ability to achieve an adequate return for our shareholders.

The adoption of stricter environmental legislation governing our mineral properties or failure to comply with environmental legislation could increase our costs of exploring and, if warranted, developing these properties and could delay these activities.

We must comply with applicable environmental legislation in carrying out our exploration and, if warranted, development of our mining properties. All phases of the natural resources business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and national, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with operations. The legislation also requires that facility sites and mines be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures, and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of tailings or other pollutants into the air, soil or water may give rise to liabilities to third parties and may require us to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect our financial condition, results of operations or prospects.

The presence of unknown environmental hazards on our mineral properties may result in significant unanticipated compliance and reclamation costs that may increase our costs of exploring and, if warranted, developing our mineral properties.

Environmental hazards may exist on our mineral properties which are unknown to us at present and which have been caused by previous or existing owners or operators of the properties. The presence of such environmental hazards may result in us being required to comply with environmental reclamation, closure and other requirements that may involve significant costs and other liabilities. In particular, our operations and exploration activities are subject to Canadian laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive.

We may be subject to other laws or regulations that could result in increased costs or delays.

We believe we are in substantial compliance with all material laws and regulations which currently apply to our activities. However, failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. An entity engaged in natural resource exploration and development activities may be required to compensate those suffering loss or damage by reason of its activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of natural resources companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or, if applicable, production costs, reduction in levels of production at any properties on which we may achieve production, or abandonment or delays in the development of new properties.

In addition, natural resource activities may be affected in varying degrees by political and financial instability, inflation and haphazard changes in government regulations relating to this industry. Any changes in regulations or shifts in political or financial conditions are beyond our control and may adversely affect our business. Our operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and safety.

We may not be able to obtain all necessary licenses and permits that may be required.

Our operations will require licenses and permits from various governmental authorities. There can be no assurance that we will be able to obtain all necessary licenses and permits that may be required to carry out our exploration and, if applicable, development projects.

Limits on equipment availability could delay our operations.

Natural resource exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conduced. Demand for such limited equipment or access restrictions may affect the availability of such equipment to us and may delay exploration and, if applicable, development activities.

We compete with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over us. We face strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than we have. As a result of this competition, we may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms we consider acceptable or at all.

More specifically, we actively compete for acquisitions, leases, licences, concessions, claims, skilled industry personnel and other related interests with a substantial number of other companies. Our ability to successfully bid on and acquire additional property rights to participate in opportunities and to identify and enter into commercial arrangements with other parties will be dependent upon developing and maintaining close working relationships with our future industry partners and joint operators and our ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

If we were to lose the services of Paul Saxton or other members of our management team, we may be delayed in our plan of operations and our operating expenses may be increased.

Our success is dependent upon the performance of key personnel working in management, supervisory and administrative capacities. These personnel include Paul Saxton, who is our President and Chief Executive Officer. We do not maintain life insurance or key man insurance for such personnel. The loss of the services of senior management or key personnel may result in us being required to identify and engage qualified management personnel who are capable of managing our business activities. We may be delayed in the implementation of our plan of operations and our operating expenses may be increased if we were to lose the services of senior management or key personnel.

Certain of our officers and directors may have conflicts of interests due to their involvement with other companies.

Certain of our directors and officers are also directors and officers of other natural resource companies. Consequently, there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers relating to us will be made in accordance with their duties and obligations to deal fairly and in good faith with us and such other companies.

If we lose the services of the independent contractors that we engage to undertake our exploration, then our plan of operations may be delayed or be more expensive to undertake than anticipated.

Our success depends to a significant extent on the performance and continued service of certain independent contractors. We have contracted the services of professional drillers and other contractors for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could result in our planned exploration activities being delayed or being more expensive to undertake than anticipated.

We are subject to many risks that are not insurable and, as a result, we will not be able to recover losses through insurance should such risks occur.

Our involvement in the exploration for and, if applicable, development of natural resource properties may result in us becoming subject to liability for certain risks, and in particular unexpected or unusual geological operating conditions, including rock bursts, cave ins, fires, floods, earthquakes, pollution, blow-outs, property damage, personal injury or other hazards. Although we will obtain insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not be insurable in all circumstances, or, in certain circumstances, we may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to us for operations. The occurrence of a significant event that we are not fully insured against could have a material adverse effect on our financial position, results of operations or prospects.

No assurance can be given that insurance to cover the risks to which our activities will be subject will be available at all or at economically feasible premiums. Insurance against environmental risks (including potential for pollution or other hazards as a result of the disposal of waste products occurring from exploration and, if applicable, production) is not generally available to us or to other companies within the industry. The payment of such liabilities would reduce the funds available to us for operations. Should we be unable to fund fully the cost of remedying an environmental problem, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Because we have no history of earnings with respect to our mineral exploration business and no foreseeable earnings, we may never achieve profitability or pay dividends.

We have a history of losses and there can be no assurance that we will ever be profitable. We have paid no dividends on our shares since incorporation. We presently have no ability to generate earnings because our mineral properties are in the exploration stage. If we are successful in developing our mineral properties, we anticipate that we will retain future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of our board of directors, which will take into account many factors including our operating results, financial condition and anticipated cash needs. For these reasons, we may never achieve profitability or pay dividends.

We do not have a history of paying dividends and do not have any intention of paying dividends in the foreseeable future.

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in our securities other than possible capital gains.

U.S. investors who obtain judgments against us or our officers or directors for breaches of U.S. securities laws may have difficulty in enforcing such judgments against us and our officers and directors.

We are incorporated under the laws of a province of Canada and the majority of our directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or upon our directors or officers, or to enforce, inside or outside of the United States, any judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained is determined by the Canadian court not to have had jurisdiction in the matter. Furthermore, an original action might not be able to be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

Broker-dealers may be discouraged from effecting transactions in our common shares because they are considered a penny stock and are subject to the SEC’s penny stock rules.

The SEC has adopted rules (the “Penny Stock Rules”) that regulate broker-dealer practices in connection with transactions in “penny” stocks. Penny stocks are equity securities with a price of less than U.S.$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system).

The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from such rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. In particular the statement must contain:

(a)	a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

(b)

a description of the broker-dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of securities laws;

(c)	a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price;

(d)	a toll-free telephone number for inquiries on disciplinary actions;

(e)	the definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and

(f)	such other information and be in such form, including language, type, size and format, as the Commission shall require by rule or regulation.

The broker-dealer must obtain from the customer a written acknowledgement of receipt of the standardized disclosure document.

The broker-dealer also must provide the customer with:

(a)	the inside bid and offer quotations for the penny stock, or other bid and offer price information for the penny stock if inside bid and offer quotations are not available;

(b)	the compensation of the broker-dealer and its salespersons in the transaction;

(c)	the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

(d)	a monthly account statements showing the market value of each penny stock held in the customer’s account.

In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. At the present market prices our common shares will (and in the foreseeable future are expected to continue to) fall within the definition of a penny stock. Accordingly, United States broker-dealers trading in our shares will be subject to the Penny Stock Rules. Rather than complying with those rules, some broker-dealers may refuse to attempt to sell penny stock. As a result, shareholders and their broker-dealers in the United States may find it more difficult to sell their shares of Lincoln, if a market for the shares should develop in the United States.

ITEM 4           INFORMATION ON THE COMPANY

We are a mineral resource exploration company trading on the NASD Over the Counter Bulletin Board (“OTCBB”) in the United States under the symbol “LGCPF”. We own interests in exploration properties located in the State of Nevada and in Mexico.

A.           History and Development of the Company

Name

Our legal and commercial name is Lincoln Gold Corporation

Principal Office

Our principal office is located at Suite 350 - 885 Dunsmuir Street, Vancouver, British Columbia, Canada, V6C 1N5. Our telephone number is (604) 688-7377.

Incorporation and Continuation

The Company was incorporated under the laws of the State of Nevada as Braden Technologies, Inc. on February 17, 1999. The Company has been engaged in the acquisition and exploration of mineral properties since inception.

Braden completed the acquisition of Lincoln Gold Corp. (“Lincoln Gold”) a Nevada corporation effective March 26, 2004. This acquisition was completed by the acquisition of all of the issued and outstanding shares of Lincoln Gold from the former shareholders of Lincoln Gold. On closing of the acquisition, the Company issued 24,000,000 shares of Common Shares to the shareholders of Lincoln Gold. As a result of this issuance, the number of issued and outstanding shares increased from 11,400,000 shares to 35,400,000 shares, of which approximately 67.80% was owned by the former shareholders of Lincoln Gold upon the completion of the acquisition.

Subsequent to the acquisition of Lincoln Gold, it merged with Lincoln Gold in a parent/ subsidiary merger in April 2004 under Chapter 92A of the Nevada Revised Statutes. The Company completed the change of its name from “Braden Technologies Inc.” to “Lincoln Gold Corporation” as part of this merger process.

On November 20, 2007, the Company completed a continuation, whereby the Company changed its jurisdiction of incorporation from Nevada to the Canadian federal jurisdiction under the Canada Business Corporation Act (“CBCA”). The Company is now governed by the provisions of the CBCA and has adopted by-laws consistent with a CBCA company. The Company is a reporting issuer in Canada.

Project Summary

Pine Grove, Nevada, USA

The Pine Grove project is located in Lyon County, Nevada. We acquired our interests in the Pine Grove property in 2007, as described below. The Pine Grove property is described in detail below under “Properties, Plants and Equipment”.

On July 13, 2007, we entered into an agreement with Wheeler Mining Company (“Wheeler”) to lease Wheeler’s 100% owned Wheeler and Wheeler Millsite patent claims in Lyon County, Nevada from July 13, 2007 to December 31, 2022 with an exclusive option to renew the lease by written notice to

December 31, 2023. If the property is and remains in commercial production by November 1 of each year after 2022, we may renew the lease for a period of one year by delivering written notice to the owner prior to November 15 of that year. We must produce a bankable feasibility study on the properties by July 1, 2009 and obtain all necessary funding to place the properties into commercial production. We must pay a net smelter royalty of 3% (at a gold price of US$450) to 7% (at a gold price of US$701) upon commencement of commercial mining production based on gold prices and the Company must pay a 5% net smelter royalty on metals or minerals other than gold produced and sold from the properties.

Pursuant to an agreement dated July 30, 2007, we purchased from Harold Votipka (“Votipka”) the Harvest lode claim, the Winter Harvest lode claim, and the Harvest fraction lode claim, each located within the Pine Grove Mining District in Lyon County, Nevada. The purchase price was $12,000, which we have paid, and includes a 5% net smelter royalty on production payable to Votipka.

On August 1, 2007, we entered into an agreement with Lyon Grove, PLC (“Lyon Grove”) to lease the Wilson Mining Claim Group located in Lyon County, Nevada from August 1, 2007 to July 31, 2022, with an option to purchase. We can extend the term of the lease for up to ten additional one year terms providing we are conducting exploration mining activities at the expiration of the term immediately preceding the proposed extension term.

The following lease payments must be made by us:

  $10,000 upon signing the agreement, which we have paid and

  $25,000 prior to each one year anniversary of the lease.

We advanced to Lyon Grove a loan of $5,000 bearing an interest rate of 5% per annum to be repaid by July 31, 2008. The loan and interest will either be repaid at the maturity date or be offset against the lease payment due on August 1, 2008.

The lease payment made for any one calendar year may be credited against any net smelter royalty due and payable during the same calendar year.

The following work commitments must be made by us:

  $25,000 by August 1, 2008;

  $25,000 by August 1, 2009;

  $50,000 by August 1, 2010;

  $50,000 by August 1, 2011

  $25,000 by August 1, 2012 and each subsequent lease year

Upon commencement of production, we must pay a net smelter royalty of 3% to 7% based on gold prices.

Lyon Grove retains the right to require us to purchase the property any time after we have made application to permit and develop a mine on the property, subject to our continued obligation to pay the royalties, for $1,000.

Subsequent to the signing of these agreements we have staked 189 claims and the total area covered is now 6 square miles.

La Bufa, Mexico

The La Bufa Project is located in the far southwest corner of the state of Chihuahua, Mexico near the town of Guadalupe y Calvo about 300 kilometers from the city of Chihuahua and 200 kilometers from the town of Hidalgo de Parral. The project is within the Guadalupe y Calvo Mining District and lies within the Sierra Madre Occidental physiographic province. The La Bufa project is comprised of three contiguous mineral concessions totaling approximately 2,291.26 hectares. We hold our interest in the La Bufa Project through our joint venture agreement with Almaden Minerals Ltd. (“Almaden”), as described below. La Bufa project is described in detail below under “Properties, Plants and Equipment”.

We originally entered into a letter of intent dated August 5, 2005 with Almaden to form a joint venture for the exploration and development of the La Bufa property. Almaden controls the property through its wholly owned Mexican subsidiary, Minera Gavilan, S.A. de C.V, a Mexican corporation that holds a 100% interest in the property. The letter of intent was superseded by a joint venture agreement dated April 12, 2007 that we entered into with Almaden and Minera Gavilan. Under the joint venture agreement, we are entitled to earn a 60% interest in the La Bufa property by undertaking an exploration work program on the property aggregating $3,500,000 and issuing an aggregate of 1,550,000 shares to Almaden as follows:

Exploration expenditures required under work program:

•	By April 12, 2008	$ 500,000 (which must include drilling)
•	By April 12, 2009	$ 750,000
•	By April 12, 2010	$1,000,000
•	By April 12, 2011	$1,250,000

Share issuances to Almaden:

•	By April 19, 2007	150,000 shares (issued April 16, 2007)
•	By April 12, 2008	200,000 shares (issued April 8, 2008)
•	By April 12, 2009	200,000 shares
•	By April 12, 2011	1,000,000 shares

The JDS Property, Nevada, USA

We are the owner of the seventy-seven (77) unpatented lode claims comprising the JDS project which covers approximately 1,540 acres (2.04 sq miles). We staked and recorded the mineral claims, which are located in Sections 14, 15, 22, 23 26 & 27 T25N R50E of Eureka County, Nevada. These mineral claims are registered in our name and are not subject to underlying lease payments or royalties. The JDS property is subject only to annual claim maintenance fees payable to the BLM and Eureka County.

The Hannah Property, Nevada, USA

The Hannah Property is located approximately 55 miles east of Reno, Nevada in the southern portion of the Trinity Range north of Interstate 80 in Churchill County. Access is east from Reno via Interstate 80 and then north on gravel and dirt roads from Hot Springs Flat to the Property.

We have an option to acquire a 100% interest in the claims comprising the Hannah project, subject to a net smelter royalty, pursuant to an option agreement dated December 24, 2003, as amended January 7, 2007 and January 10, 2008, between us and Larry and Susan McIntosh of Gardnerville, Nevada. We have the option to acquire a 100% interest in the Hannah property by making aggregate payments to the

McIntosh’s in the amount of $210,000. We may exercise this option at any time prior to the ten year anniversary of the effective date of the agreement, being December 24, 2013. To date $40,000 has been paid into this option agreement.

Reporting Issuer Status under Canadian Securities Laws

We are a reporting issuer in Canada under the securities laws of the Province of British Columbia, Canada.

Capital Expenditures and Divestitures

Our actual and planned principal capital expenditures since the beginning of our last three fiscal years have been with respect to the acquisition of our mineral property interests and related property and equipment as discussed above.

Takeover Offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

B.           Business Overview

We are engaged in the acquisition and exploration of mineral properties in the State of Nevada and northern Mexico. Our plan of operations for the next twelve months is to conduct exploration of our mineral properties in the State of Nevada and Mexico, concentrating primarily on our Pine Grove and La Bufa properties.

We presently hold interests in three groups of mineral properties in Nevada and one in northern Mexico, as described below:

	Name of Property	Location
1.	Pine Grove Property	Yerrington, Nevada
2.	La Bufa	State of Chihuahua, Mexico
3.	Hannah Property	Churchill County, Nevada
4.	JDS Property	Eureka County, Nevada

All of our properties are in the exploration stage. We do not produce, develop or sell any products at this time, have any commercial mining operations, nor do any of our current properties have any known or identified mineral resources or mineral reserves.

Our specific exploration plan for three of our mineral properties, together with information regarding the location and access, history of operations, present condition and geology of each of our properties, is presented below. All of our exploration programs, except the Pine Grove Property, are early stage in nature in that their completion will not result in a determination that any of our properties contains commercially exploitable quantities of mineralization. With respect to the Pine Grove Property, we believe that extra drilling and exploration programs combined with the completion of a feasibility study have the potential to assess whether or not a reserve is present on this property.

Our exploration programs will be directed by our management and will be supervised by Mr. Jeff Wilson, our vice-president of exploration. We will engage contractors to carry out our exploration programs under Mr. Wilson’s supervision. Contractors that we plan to engage include project geologists, geochemical sampling crews and drilling companies, each according the specific exploration program on each property. Our budgets for our exploration programs are set forth below.

Projects Update

During 2007 we continued our work at the Pine Grove and La Bufa properties, as described below. Our main focus was to complete initial exploration work to advance these properties. No work was carried out at the Hannah or JDS properties in Nevada.

We were able to consolidate most of the Pine Grove property in 2007. In addition, we staked 89 claims in the area to surround the Wilson, Wheeler, Votipka and Cavanaugh claims. Subsequent to the year end we staked another 99 claims to double the size of the property and increase the size of the property under our control to 6 square miles. Also subsequent to the year end, we drilled 4 additional large diameter core holes for metallurgical test purposes. At present, there are at least 192 surface drill holes in the property to include 29 district exploration holes, 99 holes in the Wheeler deposit, 62 holes in the Wilson deposit, and the 4 metallurgical core holes. There are an additional 17 underground drill holes; all underground workings are collapsed.

We have also been focusing on advancing the La Bufa property. Throughout the latter part of 2007, we carried out systematic exploration and sampling at La Bufa in order to better understand and plan a drill hole program for the property. Once this had been done, we applied to the government agencies and received permission for a 15 hole drill program. The drilling started in February and since the start a second and a third core rig has commenced drilling there. The large La Bufa gold-silver property (2,291 hectares) is located in the Guadalupe y Calvo mining district in southwestern Chihuahua State. We are looking for the southern extension of the Rosario gold-silver vein system which extends onto the La Bufa property for at least 1600 meters. Core from promising zones of veins and stockwork in holes DDH-001 (-45°) and DDH-002 (-45°) have been submitted for assay. We plan to drill at least 15 angle core holes in two-hole “fences” across the vein system for a total of 6000 meters of drilling. All holes are targeted to reach the 2250 meter level or deeper which was historically productive in the adjacent Rosario mine

No work was completed on the Hannah property or the JDS in 2007. A number of other properties have been submitted to management but none has been acquired.

Technical Reports

We have received the following NI 43-101 compliant technical reports on our Pine Grove and La Bufa properties during 2007:

  technical report on the Pine Grove Property dated September 28, 2007, as amended December 4, 2007, prepared by David M. R. Stone of Minefill Services, Inc., (the “Pine Grove Report”) and

  geological Report on the La Bufa property dated October 19, 2007, authored by Richard W. Bybee, P. Geo. (the “La Bufa Report”).

The technical reports include recommended exploration programs on each of our Pine Grove and La Bufa properties.

Plan of Operations

Our plan of operations for the exploration of our mineral properties over the next twelve months includes the following:

  we plan to complete the exploration program and resource modeling on the Pine Grove property recommended in the Pine Grove Report of Minefill Services, as described below under “Properties, Plants and Equipment”, we plan to complete the phase one drilling program on the La Bufa property recommended in the La Bufa Report dated October 19, 2007, authored by Richard W. Bybee, P. Geo., as described below under “Properties, Plants and Equipment”, and we plan to seek a joint venture partner to enable us to continue exploration work on the Hannah property.

Our planned exploration expenditures for the next twelve months on our Nevada and Mexican mineral properties, together with amounts due to maintain our interest in these claims, are summarized as follows:

Name of Property	Planned Exploration Expenditure
Exploration of Pine Grove Property, Nevada	$850,000 (Phase 1)
Exploration of La Bufa Property, Mexico	$725,000 (Phase 1)
Exploration of JDS Property, Nevada	$10,000
Exploration of Hannah Property, Nevada	$20,000
Property Acquisitions	$30,000
Administration	$300,000
Total	$1,935,000

We had cash of $83,378 and working capital deficit of $625,967 as of March 31, 2008. We will require $1,935,000 in order to carry out our plan of operations over the next twelve months. Accordingly, we require financing of approximately $2,500,000 in order to fund our plan of operations for the next twelve months. We plan to complete a further private placements of our securities in order to secure the funds necessary for us to complete our plan of operations for the next twelve months, as outlined above. We have no arrangement in place for the necessary financing and there is no assurance that this financing will be achieved.

As we have done in the past, we may consider entering into joint venture arrangements to provide the required funding to pursue drilling and advanced exploration of our mineral claims. Even if we determined to pursue a joint venture partner, there is no assurance that any third party would enter into a joint venture agreement with us in order to fund exploration of our mineral claims. If we entered into a joint venture arrangement, we would likely have to assign a percentage of our interest in our mineral claims to the joint venture partner.

Our exploration plans will be continually evaluated and modified as exploration results become available. Modifications to our plans will be based on many factors, including: results of exploration, assessment of data, weather conditions, exploration costs, the price of gold and available capital. Further, the extent of our exploration programs that we undertake will be dependent upon the amount of financing available to us.

Employees

We have three executive officers, namely Paul Saxton, our chief executive officer, Nathalie Pilon, our chief financial officer, and Jeffrey Wilson, our vice-president of exploration. We carry out our exploration programs through contracts with third parties, including geologists, engineers, drilling companies.

Government Regulation and Environmental Protection Requirements

We will be required to obtain work permits from the United States Bureau of Land Management (“BLM”) for any exploration work on our Nevada mineral properties that results in a physical disturbance to the land. We will not be required to obtain a work permit for any phase of our proposed mineral exploration programs that does not involve any physical disturbance to the mineral claims, such as data compilation, field work and geochemical surveys. We will be required to obtain work permits for all drilling operations that we plan to conduct on our mineral properties. Prior to commencing drilling operations on any of our properties, we must submit a “Notice of Intent to Operate” to the BLM and post a bond as security for our obligation to complete reclamation activities. We will be required by the Bureau of Land Management to undertake remediation work on any work that results in physical disturbance to the mineral claims, including drilling programs. We estimate that the cost of remediation work for our drilling programs will be approximately $25,000 for each drilling program. The estimated amount of remediation work is included within our budgets for our exploration programs. The actual amount of reclamation cost will vary according to the degree of physical disturbance.

We have made all current Bureau of Land Management filings for our Nevada properties. All claims are in good standing until September 1, 2008. Applicable county fees have also been paid.

The La Bufa property is an exploration concession granted by a branch of the Mexican government and is for a three year terms. Thereafter, the La Bufa property may be converted into an exploitation concession that would have a term of fifty years. The La Bufa property is presently beginning the second year of the term of its exploration concession. An annual fee of $1.25 pesos per hectare is due to the Mexican federal government. The net area of the La Bufa exploration concession is 1040.75 hectares, thereby requiring an annual payment of $1300.94 pesos. These amounts are subject to change and adjustment by the Mexican authorities.

Competition

We are a junior mineral resource exploration company. We compete with other mineral resource exploration companies for financing and for the acquisition of new mineral properties. Many of the mineral resource exploration companies with whom we compete have greater financial and technical resources than those available to us. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development. This competition could adversely impact on our ability to achieve the financing necessary for us to conduct further exploration of our mineral properties.

We will also compete with other junior mineral exploration companies for financing from a limited number of investors that are prepared to make investments in junior mineral exploration companies. The presence of competing junior mineral exploration companies may impact on our ability to raise additional capital in order to fund our exploration programs if investors are of the view that investments in competitors are more attractive based on the merit of the mineral properties under investigation and the price of the investment offered to investors.

We will also compete with other junior and senior mineral companies for available resources, including, but not limited to, professional geologists, camp staff, helicopter or float planes, mineral exploration supplies and drill rigs.

Research and Development Expenditures

We have not spent any amounts on research and development activities since our inception. Our planned expenditures on our exploration programs are summarized under the section of this Registration Statement entitled “Description of Properties.”

C.           Organizational Structure

We are not part of a group and we have no subsidiaries.

D.           Property, Plants and Equipment

The following sets forth information relating to our material mineral properties.

Pine Grove Property, Nevada, United States

Ownership Interest

Wheeler Patent and the Wheeler Millsite Patent Claims

On July 13, 2007, we entered into an agreement with Wheeler Mining Company (“Wheeler”) to lease Wheeler’s 100% owned Wheeler and Wheeler Millsite patent claims in Lyon County, Nevada from July 13, 2007 to December 31, 2022 with an exclusive option to renew the lease by written notice to December 31, 2023. The Wheeler patent and the Wheeler Millsite patent claims are described in the table and map below. If the property is and remains in commercial production by November 1 of each year after 2022, we may renew the lease for a period of one year by delivering written notice to the owner prior to November 15 of that year. We must produce a bankable feasibility study on the properties by July 1, 2009 and obtain all necessary funding to place the properties into commercial production. We must pay a net smelter royalty of 3% (at a gold price of US$450) to 7% (at a gold price of US$701) upon commencement of commercial mining production based on gold prices and the Company must pay a 5% net smelter royalty on metals or minerals other than gold produced and sold from the properties.

Harvest Lode Claim, Winter Harvest Lode Claim and Harvest Fraction Lode Claim

Pursuant to an agreement dated July 30, 2007, we purchased from Harold Votipka (“Votipka”) the Harvest lode claim, the Winter Harvest lode claim, and the Harvest fraction lode claim, each located within the Pine Grove Mining District in Lyon County, Nevada. The purchase price was $12,000, which we have paid, and includes a 5% net smelter royalty on production payable to Votipka.

Wilson Mining Claim Group

On August 1, 2007, we entered into an agreement with Lyon Grove, PLC (“Lyon Grove”) to lease the Wilson Mining Claim Group located in Lyon County, Nevada from August 1, 2007 to July 31, 2022, with an option to purchase. We can extend the term of the lease for up to ten additional one year terms providing we are conducting exploration mining activities at the expiration of the term immediately preceding the proposed extension term.

The following lease payments must be made by us:

  $10,000 upon signing the agreement, which we have paid and

  $25,000 prior to each one year anniversary of the lease.

We advanced to Lyon Grove a loan of $5,000 bearing an interest rate of 5% per annum to be repaid by July 31, 2008. The loan and interest will either be repaid at the maturity date or be offset against the lease payment due on August 1, 2008.

The lease payment made for any one calendar year may be credited against any net smelter royalty due and payable during the same calendar year.

The following work commitments must be made by us:

  $25,000 by August 1, 2008;

  $25,000 by August 1, 2009;

  $50,000 by August 1, 2010;

  $50,000 by August 1, 2011

  $25,000 by August 1, 2012 and each subsequent lease year

Upon commencement of production, we must pay a net smelter royalty of 3% to 7% based on gold prices.

Lyon Grove retains the right to require us to purchase the property any time after we have made application to permit and develop a mine on the property, subject to our continued obligation to pay the royalties, for $1,000.

Additional Staked Claims

Subsequent to the signing of these agreements we have staked 189 claims and the total area covered is now 6 square miles.

List of Mineral Claims – Pine Grove Project

Claim Name	BLM Serial #	Type	Area-acres
LG1 to LG60 (90 claims)	NMC0960776 - NMC0960865	Unpatented	1859.504
CONTAINS
Wheeler Patent Wheeler Millsite		Patented Patented	73.705 4.989
Wilson Patent		Patented	33.781
Harvest Lode Winter Harvest Harvest Fraction	NMC793071 NMC800355 NMC800356	Unpatented Unpatented Unpatented	20.66 20.66 20.66

Location and Access

The Pine Grove project is located 20 miles due south of Yerington, Nevada via State Highway 208 (paved) to the East Walker Road (gravel) to the Pine Grove Canyon drainage. A map showing the location and access to the Pine Grove property is presented below.

A map showing the location of the claims is below.

History of Operations

In 1969, Quintana Minerals of Houston, Texas reportedly was interested in the copper potential of the property and undertook a program of surface mapping and completed one drill hole. The results of that program are not known, and the log/assays from the one drill hole were not available at the time of writing this report.

In 1981, Lacana Mining Corporation of Toronto, Ontario explored the property for gold. This work consisted primarily of surface mapping. No further details on Lacana’s work program or results are available.

In 1988 the property was optioned by Teck Resources of Vancouver, British Columbia. Teck undertook the most extensive exploration program to date, drilling 185 holes for a total of 68,000 feet, and expenditures of US$2.2 million. Teck dropped their option 1992.

Silver Standard briefly explored the property in 1994 but they too subsequently dropped their option.

Present Condition of the Property and Current State of Exploration

There are no known reserves on the Pine Grove project, and Lincoln has no plant or equipment on this property.

Geology

The region is dominated by Basin and Range-style, north trending, extensional fault-block mountain ranges separated by alluvium-filled valleys. The ranges have cores of Mesozoic volcanic, sedimentary and intrusive rocks that are in turn overlain by Tertiary sedimentary and volcanic rocks. The Pine Grove Hills occupy a west-dipping structural block that is bounded on the east side by a series of faults, some of which transect the Pine grove District.

The oldest rocks in the region are a series of middle Triassic to middle Jurassic metavolcanic and metasedimentary rocks and coeval intrusions that are part of a west facing continental are that extended along the western margin of North America in the middle Mesozoic. The sequence has been divided into four packages by Schweickert and others (1991), consisting of a middle to upper Triassic package sub aerial volcanic rocks, an upper Triassic platform carbonate sequence, an upper Triassic to lower Jurassic basinal sedimentary rock package and a middle calc-alkaline volcanic suite.

North to northwest striking, steeply-dipping faults were active during emplacement of the Mesozoic intrusions. The faults down-drop a large cast-west-trending structural block that includes the Yerington Batholith. Faults within the block often contain dikes of granite porphyry and served as loci for hydrothermal fluids.

The most significant geologic feature in the district is a northwest-striking, northeast-dipping normal fault that juxtaposes Mesozoic intrusive rocks in the footwall against intrusive capped by Tertiary sedimentary rocks in the hanging wall. This structure herein termed the “Pine Grove fault” is a diffuse, 200 m-wide extensional shear zone that forms part of the eastern boundary of the Pine Grove Hills structural block. The fault originally had a steep dip but has been rotated to nearly flat by regional extension. Numerous parallel dikes occur within the fault and the structure served as the locus for mineralization in the district.

The deposit at Wheeler comprises a elliptical shaped tabular zone measuring some 400 m by 200 m in plan, by about 90 m in thickness. It lies parallel the Pine Grove fault and its attendant dikes, dipping at about 30 degrees to the northeast. The deposit consists of one to three subparallel, irregular zone of anomalous gold mineralization from 3 m to over 15 m thick that anastomose and coalesce.

Two quartz veins were emplaced early in a transitional chlorite-actinolite alteration event. These were followed by sulphide veinlets, fracture coatings and thin quartz veins occupying brittle faults. The first set does not contain appreciable gold mineralization, however, the second does.

Mineralization at Wilson is confined to discrete tabular zones in the granodiorite that dip between 0 and 10 degrees north. Two or three, and in places up to six, separate, stacked mineralized zones from 3 to 20 m thick are separated by thicker, un-mineralized ryholite porphyry and dacite dikes. The deposit is traceable for 150 m down-dip, and the mineralized zones extend virtually flat for at least another 350 m down-dip to the north where gold bearing veins have been encountered in drill holes. The mineralization at Wilson is much less disrupted than at Wheeler due to a lack of significant shearing events. Alteration at Wilson is similar to that found at Wheeler, although the intensity is much weaker.

Resource Classification

Resources are summarized in the tables below for Wilson and Wheeler, respectively. The resources have been classified as Inferred, according the CIM (2005) resource classification standards.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following table uses the term “inferred resources”. Lincoln advises that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or preliminary feasibility studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Undiluted Inferred Mineral Resources by Cutoff Grade – Wilson

(assays capped at 0.5 opt)

(assays capped at 0.5 opt) Cutoff (opt)	Tons	Au (opt)	Cu (%)	Au (oz)	Cu (lbs)
0.005	4,647,000	0.018	0.0210	83,531	1,953,000
0.010	2,738,000	0.025	0.0234	69,744	1,284,000
0.015	1,602,000	0.035	0.0252	56,056	807,000

Undiluted Inferred Mineral Resources by Cutoff Grade - Wheeler

(assays capped at 0.5 opt)

Cutoff (opt)	Tons	Au (opt)	Cu (%)	Au (oz)	Cu (lbs)
0.005	4,367,000	0.059	0.0432	257,839	3,774,000
0.010	3,321,000	0.075	0.0465	250,236	3,087,000
0.015	2,647,000	0.091	0.0476	241,981	2,520,000

Interpretation and Conclusions of Report

The Pine Grove district hosts several gold bearing quartz-vein stockwork style deposits emplaced in Mesozoic granitic host rocks. Exploration by Teck Resources in the early 1990’s outlined a bulk tonnage low grade gold resource of roughly 2.5 million tons grading 0.06 opt containing 150,000 ounces. These resources are the un-mined remnants from mining carried out in the district in the late 1800’s.

The author of the Pine Grove Report has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves, and Lincoln Gold is not treating the historical estimate as current mineral resources or mineral reserves as defined in Section 1.2 and 1.3 of NI43-101, hence the historical estimate should not be relied upon.

A re-evaluation of the Teck data by MineFill produced similar results for the Wilson deposit, however, at Wheeler the MineFill estimate was considerably higher in both tons and grade. A detailed review of the drill assays superimposed on the Teck polygons revealed large zones of mineralized material that were not included in the Teck estimate.

There appears to be sufficient resources to justify further exploration at Pine Grove, and recommendations are provided herein. The Wheeler deposit shows the best immediate potential since it contains the bulk of the resources, and hosts a higher grade. A ground reconnaissance of the area surrounding the Wheeler and Wilson mines suggests that there may be additional resources which could be added with additional exploration. During the site visit the author noted a number of caved adits and mine dumps in an adjacent drainage to the north of Wilson.

Recommendations of the Pine Grove Report

Based on the information compiled to date, the Pine Grove Report concluded that the Pine Grove project appears to offer significant potential for re-activating a historical mining district. The Technical Report further concluded and recommended that, before a decision can be made, additional data collection and verification is warranted, as follows:

Phase 1 – Additional Exploration

  Lands – additional claims - $30,000

  Photogrammetry – stereo orthophotos and digital topography - $30,000

  Reverse circulation drilling - $450,000

  48 vertical holes at Wheeler – 14,000 ft.

  33 vertical holes at Wilson – 9,000 ft.

  Total = 65 holes for 23,000 ft. at an all-in cost of $19.68/ft.

  Assaying – 4600 samples - $90,000

  Contract geologist - $150,000

  Drill pads and reclamation work - $65,000

  GIS work - $10,000

  Resource update - $25,000

Phase 1 Total Budget - $850,000

Objective for Phase 1 – to confirm the grades and continuity of mineralization per the Teck drilling and resource estimate, and to test the lateral margins of the deposits at Wilson and Wheeler. Should the results prove positive, then the project should be advanced to Phase 2.

Phase 2 – Metallurgical Assessment

•	Core drilling - $75,000

	o	4 large diameter core drillholes – 900 ft.

	o	All-in costs of $83.30/ft. includes consumables

•	Assays - $5,000

•	Metallurgical investigation - $100,000

	o	Bottle roll tests

	o	Column leach tests

	o	Environmental characterization

Total Phase 2 Budget - $180,000
Total Budget - $1,030,000

There is no assurance that further exploration will result in a final evaluation that a commercially viable mineral deposit exists on this mineral property. Lincoln anticipates that it will require additional financing in order to pursue full property exploration. Lincoln does not have sufficient financing to undertake full exploration of these mineral claims at present and there is no assurance that we will be able to obtain the necessary financing.

La Bufa Property, Chihuahua, Mexico

The La Bufa Project is located in the far southwest corner of the state of Chihuahua, Mexico near the town of Guadalupe y Calvo about 300 kilometers from the city of Chihuahua and 200 kilometers from the town of Hidalgo de Parral. The project is within the Guadalupe y Calvo Mining District and lies within the Sierra Madre Occidental physiographic province. The La Bufa project is comprised of three contiguous mineral concessions totaling approximately 2,291.26 hectares and is held by Lincoln Gold through letters of intent to joint venture and joint venture agreements with Almaden Minerals and their wholly owned Mexican subsidiary Minera Gavilan, S.A. de C.V. The La Bufa Property surrounds mineral concessions of approximately 439.24 hectares held by Gammon Gold where the Rosario Vein was discovered in 1836 and where nearly all of the historic production from the district was derived.

Location and Access

The La Bufa exploration concession is located in the southwest extremity of the state of Chihuahua, Mexico and is centered on the small town (mining district) of Guadalupe y Calvo in the Sierra Madre Occidental. The single exploration concession adjoins and surrounds other concessions within the district. Net area is 2,291.26 hectares (approximately 5,661.7 net acres). The nearest commercial airport is in the city of Chihuahua, 480 km by road from the property. All-season vehicle access to the property is excellent. The town of Guadalupe y Calvo is the terminus of the paved, well-maintained Mexico Highway 24 which winds 270 kilometers from mining town of Hidalgo del Parral to the northeast. Access on the concession is via dirt roads. A map showing the location and access to the La Bufa property is presented below.

LA BUFA PROPERTY

CHIHUAHUA, MEXICO

CHIHUAHUA STATE
MEXICO
LA BUFA
EL PASO
U.S.A.
2
Rio Grande River
N
100 KM
Scale
EL TIGRE
10
45
SONORA
CHIHUAHUA
16
U.S.A.
DOLORES
MULATOS
CUAUHTEMOC
CHIHUAHUA
MORIS
OCAMPO
45
URUACHIC
24
MONTERDE
COAHUILA
EL SAUZAL
BATOPILAS
HIDALGO DEL PARRAL
SINALOA
GUADALUPE Y CALVO
MAGISTRAL
DURANGO
LA BUFA PROPERTY

Ownership Interest

The La Bufa Property consists of three contiguous Mexican Exploration Concessions, La Bufa (No. 219036), La Bufa 1 (No. 222724), and La Bufa 2 (No. 223165) totalling 1,916.21 hectares, as follows:

Name	Type	Title	File	Area Hect.	Issued	Expires	Tax Rate	Pesos	US$
La Bufa	Explor.	219036	16/31696	1040.7594	31/Jan/03	30-Jan-09	$6.0100	$6,256	$585
La Bufa	Explor.	222724	16/32275	485.0000	27-Aug-04	26-Aug-10	$6.0100	$2,916	$273
La Bufa	Explor.	223165	16/32529	765.5000	28-Oct-04	27-Oct-10	$6.0100	$4,602	$430

The La Bufa Property consists of three contiguous Mexican concessions issued by the Direccion General de Minas in 2003 and 2004 to Minera Gavilan, S.A. de C.V., a Mexican subsidiary controlled 100% by Almaden Minerals Ltd. a publicly traded Canadian junior listed on the Toronto Stock Exchange (AMM).

On August 5, 2005, we executed a letter of intent to joint venture the property with Almaden whereby we could earn a 51% interest in the property by undertaking exploration expenditures in the minimum amount of $2.0 million over 4 years.

On April 12, 2007, we entered into an option agreement (the “Option Agreement”) with Almaden to acquire a 60% interest in the La Bufa Property. The Option Agreement supersedes and replaces the August 5, 2005 letter of intent to joint venture the property with Almaden. Under the Option Agreement, we will be entitled to earn a 60% interest in the La Bufa Property by (a) undertaking a work program on the Bufa Property aggregating $3,500,000 in expenditures for mining work, and (b) issuing an aggregate of 1,550,000 shares of our Common Shares to Almaden pursuant to the terms of the Option Agreement.

The $3,500,000 of expenditures for mining work must be incurred in accordance with the following schedule:

  we must spend $500,000 in expenditures (which must include drilling) on the La Bufa Property by the first anniversary of the effective date of the Option Agreement (the “Effective Date”). This obligation is a firm commitment;

  we must spend an additional $750,000 on the La Bufa Property by the second anniversary of the Effective Date;

  we must spend an additional $1,000,000 on the La Bufa Property by the third anniversary of the Effective Date; and

  we must spend an additional $1,250,000 on the La Bufa Property by the fourth anniversary of the Effective Date.

The 1,550,000 shares must be issued in accordance with the following schedule:

  150,000 shares within 5 business days from the Effective Date;

  200,000 shares on or before the first anniversary of the Effective Date;

  200,000 shares on or before the second anniversary of the Effective Date; and

  1,000,000 shares on or before the fourth anniversary of the Effective Date.

During the term of the Option Agreement, we will be obligated to maintain the La Bufa Property in good standing by completing and filing, or making payment in lieu thereof, of all necessary assessment work on the La Bufa Property and by paying all taxes.

Upon the completion of the expenditure requirements and the share issue requirements as set forth in Option Agreement, we shall be deemed to have earned an undivided 60% interest in the La Bufa Property. Upon our earning an interest in the La Bufa property, all operations shall be conducted by us and Almaden on a joint venture basis. The basic terms of the joint venture are prescribed in the Option Agreement.

We have the right to terminate the Option Agreement at any time by giving 30 days notice of termination to Almaden. Upon termination by us, we will have no further obligation to issue any shares or incur any further expenditures for mining work on the La Bufa Property, other than in respect of obligations that had accrued to the date of termination. We have completed the issuance of the initial 150,000 shares to Almaden.

History of Operations

Gold was discovered in the Guadalupe y Calvo district in 1835 with extended periods of production up to 1939. The gold-silver veins were exploited largely by underground operations. A mint was constructed in 1844 by the Mexican government to take advantage of the precious metals production in the district.

Modern exploration work in the district has centered largely in the area of past production which is surrounded completely by the La Bufa concessions. Although the vein system extends beyond the area of the old workings, little exploration work has been conducted. Asarco drilled two angle core holes in the 1970’s on La Bufa ground with both holes encountering ore-grade gold and silver. A previous joint venture on the La Bufa Property between Almaden Minerals Ltd. and Grid Capital Corporation resulted in the drilling of five angle core holes (666.15 m) in three locations during December 2004. Hole GUD04-03 returned encouraging gold-silver-lead-zinc assays from multiple, narrow-vein intercepts (Almaden Minerals News Release, Jan. 24, 2005). However, Grid Capital backed out of the joint venture for undisclosed reasons. We have since entered into a new joint venture with Almaden to explore the La Bufa concession.

The La Bufa Property lies within the Guadalupe y Calvo district which is one of many epithermal gold-silver districts in the Sierra Madre Occidental of western Mexico. The Sierra Madre Occidental is characterized by deeply incised mountains, and has a total relief of about 3,000 meters. Most of the bedrock exposed in the vicinity of Guadalupe y Calvo consists of an upper volcanic series of bedrock which is commonly hundreds of meters in thickness. However, erosional exposures of a lower volcanic series of rock, which is favourable to mineralization and occurs in ranges up to 1,000 meters in thickness, are exposed along the eastern flank and central portions of the northwest-trending Guadalupe River Valley that traverses the La Bufa concession. The contact between the upper and lower volcanic series of rock is rarely exposed.

District mineralization occurs as northwest-trending, epithermal gold-silver-lead-zinc quartz veins and breccia veins with local attending stockworks. The veins occur only in the lower volcanic series. Veins typically range from 1 to 3+ meters in true thickness and are generally steeply dipping but may also have shallow dips. Historic production in the district encountered local mineralized zones measuring tens of meters in thickness. Past mining on the Rosario vein extended for a continuous strike length of over 600 meters on seven levels. The vein system appears to consist of multiple strands and extends south-eastward for a distance of at least 1700 meters across the La Bufa Concession. The main paved road entering the town has a road cut that exposes a 70-meter zone containing multiple quartz veins.

Asarco drill holes on the La Bufa Property encountered encouraging results. Hole H-1 hit 1.4 meters grading 9.0 gram per tonne gold + 324 grams per tonne silver. Hole H-2 hit 1.4 meters grading 6.3 grams per tonne gold + 280 grams per tonne silver. Grid Capital drilled four core holes with their best intercept of 1.6 meters grading 9.0 grams per tonne gold + 447 grams per tonne silver.

Exploration Programs at La Bufa

The La Bufa Property is in the early stage of exploration and presently contains no known gold or silver resources. There is no plant or equipment on the Property. The concessions encompass the town of Guadalupe y Calvo. Potential for gold-silver veins exists primarily along the eastern side of the town in low, forested and brush-covered hills.

In 2006, we conducted aerial photography over the entire district for the purpose of generating a topographic base map suitable for detail geologic mapping. A Mexican survey crew was contracted to survey control points required to produce the topographic maps. However, heavy snow delayed the survey crew from access to the survey area. Surveying is now planned for the 1st quarter of 2007.

The La Bufa Report includes a recommendation that we acquire the El Chapito concession as soon as possible and preferably before any drilling is conducted.

Recommendations of the La Bufa Report

Based on the scope and the results of exploration activities completed to date on the Property, a two-phase exploration program is recommended. Because the southern La Bufa concession is at a more advanced stage of exploration and drill targets have been identified, phase-1 would consist of a core drilling program that could be initiated as soon as drill contracts can be made, necessary permits obtained and logistical support are in place. A core drilling program of 15 holes averaging 400 meters each is recommended as phase-1 and is considered the minimum required to give a reasonable chance for success. Proposed sites have been plotted on a plan map (below) and two or more holes drilled at different angles of inclination could be completed at selected sites in order to test down-dip continuity of the structures. Surface owners in Guadalupe y Calvo include private landowners and the city government and initial contact with these surface owners has been made in order to secure access permission.

Preliminary metallurgical studies should be included as part of the drilling program and would include bottle roll tests along with thin section and polished section investigations to determine basic mineralogy. Phase-1 of the recommended work program would also consist of continued reconnaissance throughout the concessions, including mapping and sampling in the northern concessions of La Bufa 1 and La Bufa 2. A district-wide structural study using satellite imagery, air photos and verification by ground checks should also be part of this program. In addition, follow-up work by mapping and rock sampling in areas of soil anomalies related to quartz veinlets in altered Upper Volcanic Group rocks at the northern limit of the soil grid is needed. The district-wide reconnaissance, sampling and structural interpretation studies that are recommended should be completed and are not dependent on results of the drilling recommended in the southern portion of the La Bufa concession. The additional reconnaissance and related work could be carried out consecutively during the phase-1 drilling and if drill targets are identified they could be tested during the phase-2 drilling program.

It is recommended that Phase-2 consist of a greatly expanded core drilling program that would provide a geologic, assay and preliminary metallurgical database of sufficient size and quality to be the basis for initial resource modeling. This phase-2 program would require the drilling of 40-50 holes on approximately 25-meter centers. Initial site planning and land use issues would also be addressed during this phase. The initiation of phase-2 program will be dependent on successful results of phase-1 drilling. Successful drilling results for phase-1 would be defined as the discovery of gold-silver mineralization, along the Santo Niño Vein or parallel structures in the footwall and hanging wall, with potentially economic grades and widths that would justify continued expenditures on the Property.

Proposed Phase 1 Drill Site Locations

The anticipated budget for the work program recommended by the Geological Report on the La Bufa property is set out below:

Activity	Amount/Persons	Time Required	Amount ($US)
Phase-1: Drilling
Drilling	6,000 meters (15 holes at 400m)	90 days	480,000
Drilling Support	2 geologist, helpers, includes travel and field expenses	90 days	100,000
Site Facilities	Equipment, Storage and Consumables	120	50,000
Analytical	1,500 samples	90 days	40,000
Metallurgical	20 samples	90 days	15,000
Data Workup	1 geologist, 1 GIS	60 days	40,000
Drilling Total			725,000
Phase-1: District
Reconnaissance	1 geologist, 1 helper	60	45,000
Analytical	400 samples		10,000
Data Workup	1 geologist, 1 GIS	30	25,000

Activity	Amount/Persons	Time Required	Amount ($US)
District Total			80,000
Phase-1 Total			$805,000
Phase-2: Drilling	16,000 meters (40 holes at 400m)		4,000,000
	Amount includes all expenses, metallurgical, preliminary resource
Total Phase- 1 & 2			4,805,000

We plan plans to complete Phase 1 of the exploration program outlined above over the next 12 to 18 months, subject to it achieving the necessary financing.

There are several key factors that can delay completion of the exploration program as follows:

  delays in the permit approval process for drilling;

  limited availability of core rigs in Mexico;

  lack of funding.

Factors that could cause exploration costs to be greater than anticipated are largely from drilling conditions and include the following:

  caving ground;

  lost circulation;

  artesian water;

  stuck drill steel;

  drilling in near proximity to the town (special compensation, noise, etc.).

The exploration program is being managed on site by Filiberto Lopez who has extensive experience in Mexico. Our vice-president of exploration, Jeffrey L. Wilson, P. Geol. State of Utah, will oversee the project.

JDS Property, Nevada, USA

Lincoln is the owner of the seventy-seven (77) unpatented lode claims comprising the JDS project which covers approximately 1,540 acres (2.04 sq miles). Lincoln staked and recorded the mineral claims, which are located in Sections 14, 15, 22, 23 26 & 27 T25N R50E of Eureka County, Nevada. These mineral claims are registered in Lincoln’s name and are not subject to underlying lease payments or royalties. The JDS property is subject only to annual claim maintenance fees payable to the BLM and Eureka County.

The JDS property is located in central Nevada within the “Cortez Trend” portion of the Battle Mountain-Eureka Mineral Belt, approximately 40 miles northwest of the small mining town of Eureka. The property is in Denay Valley adjacent to the northern end of the Simpson Park Mountains. Access is fair to good during good weather via the “Tonkin Road” (dirt/gravel) that traverses through the property. A map showing the location of and access to the JDS property is presented below:

Ownership Interest

Lincoln is the owner of the seventy-seven (77) unpatented lode claims comprising the JDS project which covers approximately 1,540 acres (2.04 sq miles). Lincoln staked and recorded the mineral claims. These mineral claims are registered in Lincoln’s name and are not subject to underlying lease payments or royalties. The JDS property is subject only to annual claim maintenance fees payable to the BLM and Eureka County. Lincoln must pay approximately $12,500 in BLM and Eureka County annual claim maintenance fees by September 1, 2007 in order to maintain our interest in these properties.

Effective May 15, 2006, Lincoln entered into a letter agreement on the JDS property for an Exploration Agreement with Option to Form Joint Venture with Golden Odyssey Exploration (TSX: GOE). Work in 2006 consisted largely of farm-out efforts by us which were consummated in May 2006 when we entered into the letter agreement with Golden Odyssey. Golden Odyssey drilled a part of one hole before quitting the hole and started looking for a bigger drill rig. Because Golden Odyssey had not started drilling again by the end of 2007 Lincoln terminated the agreement. We are now looking for another partner to JV the property

History of Operations

There have been no previous operations of any type on the property.

Present Condition of the Property and Current State of Exploration

In 2005, Lincoln completed a mercury soil gas survey and a detail gravity survey line over the northwest portion of the claim block. This area is considered the most prospective for discovery of a Carlin-type gold deposit hosted in “lower plate” carbonate rocks.

There is no plant or equipment of the JDS Property. The property consists of barren land with no improvements other than a Eureka County dirt road that crosses the property and various cattle fences.

Lincoln presently has one geologic report on the JDS property that was written by Kenneth D. Cunningham, Wyoming Professional Geologist PG-1636, dated February 9, 2004. The report reviews the potential for Carlin type gold deposits on the JDS Property. Lincoln has all raw data and maps for the mercury soil gas survey and for the detail gravity survey line in the same general area. Lincoln also has various summary maps and property diagrams.

Lincoln is looking for a JV partner to drill this property.

Geology

The JDS Property lies within the Cortez Trend in the southern portion of the Battle Mountain-Eureka Mineral Belt. Although covered by valley fill, the geology of the JDS Property is believed to be an extension of favourable “lower plate” rocks of the Roberts Mountains Thrust that are known to host large Carlin-type gold deposits. Potential Devonian host rocks are exposed in the nearby Simpson Park Mountains and are believed concealed under shallow cover at JDS. Similar Devonian strata host very large gold deposits at Pipeline and Cortez to the northwest of the JDS Property. Available gravity data at JDS suggest shallow depth to bedrock and north-trending faults that converge in the northwestern portion of the claim block. The combination of favourable “lower plate” bedrock and converging faults indicate exploration potential for Carlin-type gold deposit(s). A strong mercury soil gas anomaly has also been identified in the northwest portion of the JDS Property.

HANNAH PROPERTY, CHURCHILL COUNTY, NEVADA, USA

The Hannah Property is located approximately 55 miles east of Reno, Nevada in the southern portion of the Trinity Range north of Interstate 80 in Churchill County. Access is east from Reno via Interstate 80 and then north on gravel and dirt roads from Hot Springs Flat to the Property.

Lincoln has an option to acquire a 100% interest in the claims comprising the Hannah project, subject to a net smelter royalty, pursuant to an option agreement dated December 24, 2003, as amended January 7, 2007 and January 10, 2008, between us and Larry and Susan McIntosh of Gardnerville, Nevada. Lincoln has the option to acquire a 100% interest in the Hannah property by making aggregate payments to the McIntosh’s in the amount of $210,000. Lincoln may exercise this option at any time prior to the ten year anniversary of the effective date of the agreement, being December 24, 2013. To date $40,000 has been paid into this option agreement.

Location and Access

The Hannah Property is located approximately 55 miles east of Reno, Nevada in the southern portion of the Trinity Range north of Interstate 80 in Churchill County. Access is east from Reno via Interstate 80 and then north on gravel and dirt roads from Hot Springs Flat to the Property. A map showing the location of and access to the Hannah property is presented below:

Ownership Interest

The Hannah property is comprised of twenty-three (23) unpatented lode claims covering approximately 460 acres (0.72 sq. miles) in Churchill County, Nevada.

Lincoln has an option to acquire a 100% interest in the claims comprising the Hannah project, subject to a net smelter royalty, pursuant to an option agreement dated December 24, 2003 between us and Larry and Susan McIntosh of Gardnerville, Nevada, as optionors. Lincoln has the option to acquire a 100% interest in the Hannah property by making aggregate payments to the optionors in the amount of $210,000. Lincoln may exercise this option at any time prior to the ten year anniversary of the effective date of the agreement, being December 24, 2013. Lincoln is obligated to make the following option payments in order to maintain our option agreement in good standing:

Date of Payment	Amount of Option Payment
December 24, 2003	$5,000 (paid)
January 10, 2005	$5,000 (paid)

Date of Payment	Amount of Option Payment
January 10, 2006	$10,000 (paid)
January 10, 2007	$15,000 (in quarterly payments)
January 10, 2008	$20,000 (in quarterly payments
January 10, 2009	$25,000
January 10, 2010	$25,000
January 10, 2011	$25,000
January 10, 2012	$25,000
January 10, 2013	$50,000

Lincoln will be deemed to have exercised the option upon completion of the above option payments at which time Lincoln will be entitled to a 100% interest in the Hannah property, subject to the payment of a net smelter royalty to the optionors. The net smelter royalty will be calculated as 3% of net smelter returns, as defined in the option agreement, if the price of gold is less than or equal to $400 per ounce, and 4% of net smelter returns if the price of gold is greater than $400 per ounce. If Lincoln exercises the option, Lincoln will have the right to reduce the net smelter royalty by 1%, up to a maximum of 2%, upon the payment of $500,000 to the optionors for each 1% of reduction as set out in the table below:

Gold Price (US$ per ounce)	Net Smelter Royalty payable on execution of the Agreement	Net Smelter Royalty payable after first payment of $500,000	Net Smelter Royalty payable after second payment of $500,000
Less than or equal to $400	3%	2%	1%
Greater than $400	4%	3%	2%

If Lincoln completes a positive feasibility study for the development or mining of mineral products on the Hannah property and obtains all government approvals, consents, licenses and permits to construct, develop or operate a mine on the Hannah property prior to January 10, 2013, Lincoln will be obligated purchase the Hannah property prior to the commencement of mining of mineral products. In this event, the purchase price for the Hannah property shall be the sum of all unpaid option payments due to the optionors through January 10, 2013.

Lincoln has the exclusive right to conduct exploration on the Hannah property during the term of the option agreement, provided that Lincoln makes the required option payments. Lincoln is obligated to make all federal and county claim maintenance fees in a timely manner to keep the claims in good standing during the term of the option agreement. In the event that Lincoln does not make any required option payment, then the optionors will be entitled to terminate the agreement and Lincoln will lose our interest in the property. However, Lincoln will not have any obligation to make further option payments in the event of termination due our inability to make any required option payment. Lincoln may surrender its interest in the property and terminate the agreement at its election upon written notice to the optionors. In this event, the optionors will retain all option payments paid pursuant to the agreement.

Lincoln has paid $3,075 for BLM and County annual claim maintenance fees that were required to be paid by October 1, 2006. Lincoln will be required pay approximately $3,075 for BLM and County annual claim maintenance fees by September 1, 2008. Lincoln is not obligated to complete any minimum exploration expenditures or other work commitment in order to maintain it’s option on the Hannah property.

History of Operations

Various old shafts, adits, and numerous small prospects are on the Hannah Property from prospecting in the early 1900’s. Cominco was active in the general area in the 1960’s and Chevron drilled three scattered holes on the claim block in the 1980’s. None of Chevron’s holes tested the Hannah gold target. Four backhoe trenches were dug by Cordex in the late 1990’s, however no follow-up work was conducted. NDT Ventures held the property in 2002 but conducted no significant work. A total of 50 soil samples and 329 rock-chip samples have been collected from the property and assayed.

Present Condition of the Property and Current State of Exploration

The Hannah Property is in the early stage of exploration and presently contains no known gold or silver resources. Lincoln’s current state of exploration consists of geologic mapping, soil and rock-chip sampling, a ground magnetometer survey, and 11 reverse-circulation drill holes (4,815 ft) drilled by the Company in 2005. Shallow ore-grade gold and silver mineralization is present in two adjacent drill holes.

There is no plant or equipment on the Hannah Property other than some scattered remnants of past prospecting. The property consists of barren land with no improvements with the exception of dirt roads.

Lincoln has no formal reports on the Hannah Property. However, Lincoln does have all soil and rock-chip sample maps and results, a preliminary geologic map, a ground magnetometer map, and drill hole logs and assay results from 11 reverse-circulation drill holes.

During 2006, Lincoln conducted a ground magnetometer survey in the vicinity of mineralized drill holes H-1 and H-11 which were drilled in a northwest-trending, highly oxidized shear zone. Results show a magnetic high to the northwest buried under pediment gravels and a magnetic low to the southeast beneath alluvium. The abrupt transition area from low to high magnetic response offers a possible structural intersection between contrasting rocks types. Structural intersections are potential gold-silver targets.

Provided adequate funding is available, Lincoln would like to conduct offset drilling from the two holes that encountered ore-grade gold-silver mineralization. However, Lincoln is also showing the property to multiple “juniors” who have expressed potential interest in participating in a joint venture on the Hannah Property. To date, Lincoln has not concluded any joint venture agreement for the Hannah Property. It is important to note that there is no “work obligation” in the property option agreement. Owing to this situation, the property may sit idle until a joint venture partner is acquired, provided that Lincoln continue to make the payments required under the option agreement.

Lincoln’s plan of exploration for the Hannah Property is as follows:

Description of Phase of Exploration	Description of Exploration Work Required
Acquire Joint Venture Partner	Execute an Exploration Agreement with Option to Joint Venture with a potential joint venture partner (a “JV Partner”)
Exploration Trenching	JV Partner conducts trenching across target with an excavator

Description of Phase of Exploration	Description of Exploration Work Required
Phase 2 Drilling	JV Partner drills 5 to 10 angle RC drill holes
Bottle Roll Metallurgical Tests	JV Partner conducts metallurgical tests on select drill cuttings
Data Evaluation	Evaluate results

The anticipated timetable and estimated budget for completion for each stage of exploration is as follows:

Stage of Exploration	Estimated Cost of Completion
Acquire Joint Venture Partner	$3,000
Exploration Trenching	$0 (Partner’s Cost)
Phase 2 Drilling	$0 (Partner’s Cost)
Bottle-Roll Metallurgical Tests	$0 (Partner’s Cost)
Data Evaluation	$2,000

All significant work is expected to be conducted by a joint venture partner using qualified contractors.

Geology

The Hannah Property lies in “exotic” metamorphic terrain comprised of Triassic metavolcancis (greenstones) and various Cretaceous intrusive rocks and Tertiary lake beds (no formation names). A highly oxidized, northwest–trending, gold-silver-bearing shear zone cuts the metavolcanic rocks and is exposed in an outcrop approximately 50 to 100 ft wide and 300 ft long at the edge of the pediment. Pediment and alluvial gravels cover the shear zone to the northwest and southeast. The altered shear zone consists of hydrothermally altered breccia that contains conspicuous iron-oxides and bleaching. Two drill holes cut the zone. Angle hole H-1 (-45º) encountered 35 ft @ 0.016 opt gold from 40 to 75 ft and angle hole H-2 (-60º) encountered 10 ft @ 0.094 opt gold + 5.1 opt silver from 15 to 25 ft. This mineralization is believed to continue under gravels to the northwest and southeast. Similar, although much narrower, shear zones occur on the property and extend up to 1,200 ft in strike length.

Other Properties

Over the last four years the Company has explored and has joint ventured a number of properties which it has subsequently returned to their original owners or dropped.

ITEM 4A        UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with our financial statements, forming a part of , including note 15 to the annual financial statements, which provides reconciliations of material measurement differences between US GAAP and Canadian GAAP, as well as Item 4 – “Description of Business” of .

Unless otherwise indicated, all dollar figures ($) in this Item 5 (as well as the rest of ) are presented in United States dollars.

Overview

We are an exploration stage company that has not earned revenues from our core business to date. We are currently undertaking the plan of operations described under Item 4 – “Information on the Company”. We will require additional financing to fund this plan of operations.

Going Concern

Our financial statements are prepared on the basis that we will continue operations as a going concern. Given that we have no source of significant revenue, this assumption is subject to the further assumption that there will continue to be investment interest in equity funding to explore our mineral projects. We can give no assurance that we will continue to be able to raise sufficient funds. Should we be unable to continue to do so, we may be unable to realize on the carrying value of our projects and the net realizable value could be materially less than our liabilities, with a potential for total loss to our shareholders.

Critical Accounting Policies

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of commitments and contingencies at the date of the financial statements and the amounts of revenue and expenses reported during the period. A significant area requiring the use of management estimates involved the determination of stock based compensation.

We evaluate our estimates on an ongoing basis and base them on various assumptions that are believed to be reasonable under the circumstances. Our estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our accounting policies are set out in the notes to the accompanying financial statements.

Mineral property interests

We charge to operations all exploration and development expenses incurred prior to the determination of economically recoverable reserves. These costs would also include periodic fees such as license and maintenance fees and advance royalty payments.

We capitalize direct mineral property acquisition costs and those exploration and development expenditures incurred following the determination that the property has economically recoverable reserves. Mineral property acquisition costs include cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred. An exploration property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Stock-Based Compensation

The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation over the vesting period of the stock options.

A.           Operating Results

Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements included in Item 17 of this Annual Report. Our results of operations are summarized below.

Years ended December 31	2007	2006	2005

Exploration Expenses (Note 4)	$319,375	$102,030	$558,904

Administrative Expenses
Advertising and promotion	-	428	13,307
Administrative support	22,403	-	-
Amortization	4,309	2,888	1,978
Consulting fees	29,864	2,293	8,663
Foreign exchange loss	4,645	2,043	2,115
Investor relations	151,419	128,590	419,900
Management fees	25,850	62,795	102,838
Office	31,651	28,467	69,153
Professional fees	190,420	48,924	79,923
Property investigation and due diligence	5,145	3,822	25,113
Regulatory and shareholder services	28,026	5,068	12,130
Stock-based compensation (Note 7)	244,304	-	-
Travel and entertainment	13,721	18,091	24,519

Loss before other items	(1,071,132)	(405,439)	(1,318,543)

Other items
Accounts payable written off	-	-	33,564
Interest income	4,213	2,591	8,414
Interest expense (Note 5)	(11,811)	(10,693)	(17,981)

Loss and Comprehensive Loss for the year	(1,078,730)	(413,541)	(1,294,546)

Deficit, beginning of year	(3,537,109)	(3,123,568)	(1,829,022)

Deficit, end of year	$(4,615,839)	$(3,537,109)	$(3,123,568)

Basic and diluted loss per common share	$(0.02)	$(0.01)	$(0.03)

Weighted average number of common shares outstanding	47,172,000	42,366,000	41,079,000

Year Ended December 31, 2007 versus Year Ended December 31, 2006

We had no revenues during the year ended December 31, 2007 or the year ended December 31, 2006. We have not generated any revenue from our operations to date.

General and administrative expenses of $751,757 for 2007 were approximately twice as high as the 2006 expenses of $303,409. Exploration expenditures of $319,375 for 2007 were more than twice as high as the 2006 expenditures of $102,030 which reflects on the increased exploration and property acquisition activities as a result of the acquisition and exploration of both the Pine Grove and La Bufa properties. There was a marked change in all the expenditure categories and three categories were up significantly from 2006 and included stock based compensation, consulting fees and professional fees. The increases in consulting fees reflect on the amount of professional help needed for exploration. While more exploration was performed travel expenses were down which reflects in the location of the exploration activities. The increase in salaries and office expenses reflect the yearly increases due to inflation. Regulatory and shareholder service costs were up reflecting the increased activity in dealing with the regulatory bodies which includes the changing of the Company’s domicile and exchange dealings in general. These activities included filing a registration statement with the United States Securities and Exchange Commission in connection with our continuation from Nevada to the Canada Business Corporations Act.

Year Ended December 31, 2006 versus Year Ended December 31, 2005

We had no revenues during the year ended December 31, 2006 or the year ended December 31, 2005. Both our net loss and exploration expenditures decreased substantially for fiscal 2006 compared to fiscal 2005. These decreases are attributable largely to our decreased exploration activities during fiscal 2006.

B.           Liquidity and Capital Resources

Historically, our operations have been financed by advances from related parties and proceeds from issuance of common shares and equity. We anticipate continuing to rely on equity financings to continue our plan of operations.

Cash and Working Capital

Our cash position at December 31, 2007 was $123,201 compared to $21,961 as of December 31, 2006. We had a working capital deficit of $71,665 at December 31, 2007, compared to a working capital deficit of $130,363 as of December 31, 2006.

Plan of Operations

We estimate that our total expenditures over the next twelve months will be approximately $1,935,000 as outlined above under the heading “Plan of Operations”. Based on our planned expenditures and our working capital, we will require a minimum of approximately $2,500,000 to proceed with our plan of operations over the next twelve months, including the pay down of a short term debt. In addition, we anticipate that we will require additional financing in order to pursue our exploration programs beyond the preliminary exploration programs for our mineral properties that are outlined above.

If we are unable to achieve the necessary additional financing, then we plan to reduce the amounts that we spend on our exploration activities and administrative expenses in order to be within the amount of capital resources that are available to us. Specifically, we anticipate that we would defer drilling programs pending our obtaining additional financing.

Financings

On January 21, 2008 we completed a private placement of 2,067,000 units, at a price of $0.20 per unit for total proceeds of $413,400. Each unit consists of one share and one-half of one share purchase warrant. Each whole purchase warrant entitles the purchaser to acquire one additional share at a price of $0.25 per share for a for a two year period from the date of the issuance of the warrants. The securities issued in the private placement are subject to a four month hold period under Canadian Securities law expiring May 22, 2008. Cash finder's fees of $35,375 in cash were paid in connection with this offering.

During the year ended December 31, 2007, we completed two private placement financings, as follows:

•

On May 29, 2007, we issued 3,275,000 units at $0.10 per unit for proceeds of $327,500. Each unit consisted of one common share and one share purchase warrant with each warrant exercisable to acquire one common share at $0.15 per share for a term of two years. We incurred share issuance costs of $19,425 in connection with this private placement.

•

On August 23, 2007, we issued 4,250,000 units at $0.10 per unit for gross proceeds of 425,000. Each unit consisted of one common share and one share purchase warrant with each warrant exercisable to acquire one common share at $0.15 per share for a term of two years. We incurred share issuance costs of $15,000 in connection with this private placement.

During the year ended December 31, 2006, we completed the offering of 1,075,000 units (each a “Unit”) at a price of $0.20 per Unit for total proceeds of $215,000 on July 27, 2006. We completed this offering pursuant to our Form SB-2 registration statement filed with the Securities and Exchange Commission pursuant to the United States Securities Act of 1933 (the “Act”). Each Unit comprised of one share, one-half of one Series A Warrant and one whole series B Warrant. Each whole Class A Warrant will be exercisable to acquire one share (each a “Class A Warrant Share” and together, the “Class A Warrant Shares”) at $0.35 per share and will expire on the date that is one year from the date of issuance. Each whole Class B Warrant will be exercisable to acquire one share (each a “Class B Warrant Share” and together, the “Class B Warrant Shares”) at $1.35 per share and will expire on the date that is four years from the date of issuance. Each of the Class A Warrants and the Class B Warrants are subject to accelerated exercise provisions. We applied the proceeds from this financing for general corporate purposes.

The Class A warrants term was extended in 2007 from its original expiration date of July 27, 2007 to January 27, 2008, all of which have subsequently expired unexercised. The Class B warrants term of four years remained unchanged.

Outstanding Payable

We arranged for a $200,000 convertible note during the fiscal year ended December 31, 2004. On September 15, 2005 we completed an agreement whereby we repaid $100,000 of the convertible note along with $35,000 accrued interest and agreed to repay the remaining $100,000 within sixty days. With the completion of the first payment the conversion feature of the debt to common stock and share purchase warrants was cancelled. The $100,000 note is currently in default and we accrued interest expense of $11,811 during the fiscal year ended December 31, 2007.

Going Concern

We have not attained profitable operations and are dependent upon obtaining financing to pursue any extensive exploration activities. For these reasons our auditors stated in their report that they have substantial doubt we will be able to continue as a going concern.

Future Financings

We will require additional financing in order to proceed with the exploration of our mineral properties. We plan to complete private placement sales of our common shares in order to raise the funds necessary to pursue our plan of operations and to fund our working capital deficit. Issuances of additional shares will result in dilution to our existing shareholders. We currently do not have any arrangements in place for the completion of any private placement financings and there is no assurance that we will be successful in completing any private placement financings.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

C.           Research and Development

Not applicable to our business.

D.           Trend Information

We consider that our ability to raise additional financing in order to complete our exploration programs and the plan of operations for our mineral properties during our fiscal year 2007 and beyond will be impacted by a number of factors, including the price of gold or other minerals, applicable laws and regulations, political conditions, currency fluctuations, the hiring of qualified people and obtaining necessary services in jurisdictions where the Company operates. The current trends relating to these factors could change at any time and negatively affect the Company's operations and business.

E.           Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes of financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, which individually or in the aggregate is material to our investment.

F.           Tabular Disclosure of Contractual Obligations

The following table outlines our current contractual obligations as at December 31, 2007:

Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$-	$-	$-	$-	$-
Capital (Finance) Lease Obligations	$-	$-	$-	$-	$-
Operating Lease Obligations	$-	$-	$-	$-	$-
Purchase Obligations	$-	$-	$-	$-	$-
Other Long-term Liabilities	$-	$-	$-	$-	$-
Total	$-	$-	$-	$-	$-

G.           Safe Harbor

This document may contain forward-looking statements. We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing ourselves of the protections of the safe harbor with respect to all forward-looking statements. Several important factors, in addition to the specific factors discussed in connection with such forward-looking statements individually, could affect our future results and could cause those results to differ materially from those expressed in the forward-looking statements contained herein.

We estimated or anticipated future results or other non-historical facts are forward-looking and reflect our current perspective of existing trends and information. These statements involve risks and uncertainties that cannot be predicted or quantified, and consequently actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the success of our exploration and development activities, environmental and other regulatory requirements, foreign exchange issues, mineral deposit estimates and mineral prices, competition by other mining companies, financing risks, mineral title issues, insider conflicts of interest, political stability issues, and other risks and uncertainties detailed in this report and from time to time in our other Securities and Exchange Commission filings.

Therefore, we wish to caution each reader of this document to consider carefully these factors as well as the specific factors that may be discussed with each forward-looking statement in this document or disclosed in our filings with the SEC as such factors, in some cases, could affect our ability to implement our business strategy and may cause actual results to differ materially from those contemplated by the statements expressed therein. Forward-looking statements are subject to a variety of risks and uncertainties in addition to the risks referred to in "Risk Factors" under Item 3.D above.

ITEM 6           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth information relating to our directors and senior management as at the date of :

Name	Position	Age	Position Held Since

Andrew F. B. Milligan (1)	Director and Chairman of the Board	84	April 12, 2004

Paul F. Saxton	President, Chief Executive Officer, Chief Operating Officer, Treasurer and Director	61	April 12, 2004

James Chapman	Director	54	April 12, 2004

Andrew Bowering (1)	Director	47

Marc LeBlanc (1)	Director	45	February 28, 2008

Nathalie Pilon	Chief Financial Officer	40	March 20, 2008

Jeffrey L. Wilson	Vice-President - Exploration	59	May 12, 2005

Mary Morvai	Corporate Secretary	51	February 1, 2008

Notes:

(1)	Member of Audit Committee and Compensation Committee.

The following is biographical information on each of the persons listed above:

Paul F. Saxton, President, Chief Executive Officer, Chief Operating Officer, Treasurer and Director

Mr. Saxton was appointed as a director of the Company on March 26, 2004. Our board of directors also appointed Mr. Saxton as our chief executive officer and our chief financial officer as of March 26, 2004. Paul Saxton is a mining engineer who also holds an MBA from the University of Western Ontario. He has been active in the mining industry since 1969, holding various positions including mining engineer, mine superintendent, President and CEO of numerous Canadian mining companies. Following 10 years with Cominco, Paul became Vice President and President of Mascot Gold Mines Ltd., initially working on the design and construction of the Nickel Plate mine in BC. Subsequently Paul became a Vice-President of Corona Corporation where he was responsible for western operations and exploration for the company and was instrumental in the re-opening of the Nickel Plate. In 1989, Paul was appointed Senior Vice President of Viceroy Resource Corporation where he was responsible for obtaining financing and the construction and operations of the Castle Mountain mine in California. As President of Loki Gold Corporation and Baja Gold Inc, Paul was responsible for bringing the Brewery Creek Gold mine into production. Following his departure from Viceroy in 1998, Paul became President of Standard Mining Corp., organizing the company and supervising its exploration activities until 2001, when Standard Mining Corp. was merged with Doublestar Resources Ltd.

Andrew F. B. Milligan, Chairman and Director

Mr. Andrew Milligan was appointed as one of our directors on March 26, 2004. Our board of directors also appointed Mr. Milligan as our chairman as of March 26, 2004. Mr. Milligan is a business executive who has concentrated on mining ventures over the past 25 years. From 1984 to 1986 he was President and Chief Executive Officer of Glamis Gold Ltd. In November 1986 he was appointed President and Chief Executive Officer of Cornucopia Resources Ltd. In 1998 and 1999 Cornucopia disposed of its gold mining interests and subsequently merged with three other companies to form Quest Investment Corporation. Mr. Milligan was a director of Quest until June, 2003. He is currently a director of several mining companies trading on the TSX Venture Exchange.

James Chapman, Director

Mr. Chapman was appointed as one of our directors on April 12, 2004. Mr. Chapman graduated from the University of British Columbia in 1976 with a B.Sc. Geology degree and has focused on mineral exploration primarily for junior mining companies and consulting groups. This experience has incorporated all aspects of the industry from property evaluation, project generation through implementation and report preparation for owners, clients and regulatory authorities. Since 1982 he has operated as an independent consulting geologist on projects including precious and base metals, uranium, diamonds and phosphate, from reconnaissance level projects to deposit definition drill programs. He is a “Qualified Person” under Canadian regulations, as defined by National Instrument Policy 43.101.

Andrew W. Bowering, Director

Mr. Andrew Bowering was appointed as a director of the Company on August 20, 2004. Mr. Bowering is a corporate administrator with 17 years experience in the financing and management of exploration, development and start-up companies. He has held senior executive positions and directorships in numerous public companies involved in mineral exploration in Canada, the United States, Mexico and China. Mr. Bowering has directly raised over $25 million for mineral exploration and development. He has led several large acquisition programs in Northwest British Columbia, Alberta and Central Mexico. In addition to mineral exploration activities, Mr. Bowering was a founder and principle of two publicly traded consumer product companies that operated worldwide. He has an in-depth knowledge of securities markets, regulatory affairs and investor/public relations.

Marc LeBlanc, Director

Mr. Marc LeBlanc was appointed as a director on March 26, 2008. Mr. LeBlanc has been the VP Corporate Development Mercator Minerals Ltd. since May 2007 and their Corporate Secretary since January 2005. Mr. LeBlanc is currently a member in good standing with the Canadian Society of Corporate Secretaries and the British Columbia Paralegal Association and a member of the Prospectors and Developers Association of Canada. Mr. LeBlanc holds a Bachelor of Arts Degree from Simon Fraser University and an Associates Degree in Legal Studies from Capilano College. Prior to joining the Corporation, Mr. LeBlanc provided consulting services to a number of public mining companies in the areas of corporate finance and regulatory affairs in the review and preparation of offering materials and continuous disclosure filings pursuant to Canadian and US securities legislation and regulation. From 2000 to May 2004, Mr. LeBlanc was employed with a number of Vancouver law firms and was responsible for the preparation and review of all continuous disclosure documents for publicly traded companies listed in North America and Europe and ensuring the maintenance of these companies of the requirements of Canadian and US securities legislation and regulations. Mr. LeBlanc was formerly the Assistant Corporate Secretary of Miramar Mining Corporation and Northern Orion Explorations Ltd. responsible for all corporate and securities filings, disclosure requirements and exchange maintenance with the Toronto Stock Exchange and the NASDAQ Stock Market. Mr. LeBlanc is and has been a director or officer of a number of public mining and industrial companies.

Nathalie Pilon, Chief Financial Officer

Ms. Pilon was appointed as our Chief Financial Officer on March 20, 2008. Ms. Pilon holds a CMA designation and obtained her bachelor’s degree in Business Administration from Sherbrooke University in 1990. Ms. Pilon is a financial reporting consultant for a number of listed companies on both Canadian and US exchanges. She focuses on complementing the existing financial teams by providing expertise in various accounting and financial reporting areas.

Jeffrey L. Wilson, Vice-President - Exploration

Mr. Wilson has been appointed as our Vice President - Exploration on May 25, 2004. Mr. Wilson has twenty-seven years of professional exploration experience in the United States, Mexico and Central America with emphasis on gold. He served as Director of Exploration for Echo Bay Exploration Inc. for eleven years, first in western U.S. and later in Mexico and Central America. He earlier served as Exploration Manager, Western U.S., with Tenneco Minerals Company, with most projects in Nevada. Mr. Wilson earned his MSc. in Geology from the University of Southern California.

Mary Morvai, Corporate Secretary

Ms. Morvai is an Office Administrator who has over 25 years of experience. From 2004 to 2006, she was a Contract Administrator for MacDonald Dettwiler in Richmond, BC. From 2006 to 2007, she was at Mundoro Mining Inc. and was appointed Corporate Secretary. She is currently Office Manager and Corporate Secretary of Lincoln Gold Corporation.

Certain of Lincoln's directors and officers are part-time and serve as officers and/or directors of other resource exploration companies and, as such, are engaged in, and will continue to be engaged in, the search for additional resource opportunities on behalf of such other companies. In particular, the success of Lincoln and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain directors and officers of the Company.

B.           Compensation

Executive Compensation

The Corporation has three (3) executive officers. During the Corporation’s financial year ended December 31, 2007 the aggregate direct remuneration paid or payable to the Corporation’s executive officers by the Corporation and its subsidiaries, all of whose financial statements are consolidated with those of the Corporation, was $54,300.

“Named Executive Officer” includes Mr. Paul Saxton acted as our Chief Executive Officer and Chief Financial Officer during the financial year ended December 31, 2007. None of our executive officers received salary and bonus exceeding $150,000. The compensation paid to our Named Executive Officer during the three most recently completed financial years of December 31 is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen -sation ($)	Securities Under Options/SA RsGranted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Paul F. Saxton President, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer	2007 2006 2005	$22,500 $20,545 $32,240	Nil Nil Nil	Nil Nil Nil	600,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)	Nathalie Pilon was appointed as Chief Financial Officer of the Corporation on March 20, 2008.

Long-Term Incentive Plan Awards

Long term incentive plan awards (“LTIP”) means “a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Corporation did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options

The share options granted to the Named Executive Officers during the financial year ended December 31, 2007 were as follows:

Option Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS	Securities Under Options/ Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Paul F. Saxton President, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer	600,000	24.5%	$0.25 per share	$0.18 per share	September 25, 2010

No options were exercised by the Named Executive Officers during the financial year ended December 31, 2007. The values of outstanding options at December 31, 2007 were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY- End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY- End ($) Exercisable/ Unexercisable
Paul F. Saxton President, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer	Nil	Not Applicable	600,000/Nil	$Nil/$N/A

No share options were repriced on behalf of the Named Executive Officers during the financial year ended December 31, 2007.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Corporation and any Named Executive Officer.

There are no compensatory plan(s) or arrangement(s), with respect to any Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of any Named Executive Officer’s responsibilities following a change in control.

Compensation of Directors

There are no arrangements under which directors were compensated by the Corporation and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.

The following directors received options under the share option plan in their capacity as a director during the financial year ended December 31, 2007:

Option Grants During the Most Recently Completed Financial Year

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
James Chapman, Director	300,000	$0.25 per Share	$0.18 per share	September 25, 2010
Andrew Bowering, Director	300,000	$0.25 per Share	$0.18 per share	September 25, 2010
Andrew F. Milligan, Director	300,000	$0.25 per Share	$0.18 per share	September 25, 2010

Securities Authorized For Issuance Under Equity Compensation Plans

The Corporation has in place a share option plan initially adopted in 2005 (the “Plan”). The Plan was amended on September 25, 2007 adjusting the maximum number of Common Shares available to be granted from 2,000,000 Common Shares to 2,500,000 Common Shares. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Corporation and thereby encourage their continuing association with the Corporation. The Plan is administered by the directors of the Corporation. The Plan provides that options will be issued pursuant to option agreements to directors, officers, employees or consultants of the Corporation or a subsidiary of the Corporation. All options expire on a date not later than 10 years after the issuance of such option. There are currently options outstanding to purchase an aggregate of 2,450,000 Common Shares.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2007.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders -	Nil	N/A	Nil
Equity compensation plans not approved by securityholders (the Plan)	2,450,000	$0.25	50,000
Total	2,450,000	$0.25	50,000

Indebtedness Of Directors And Executive Officers

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Corporation were indebted to the Corporation as of the end of the most recently completed financial year or as at the date hereof.

Long-Term Incentive Plan Awards

Long term incentive plan awards (“LTIP”) means “a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Corporation did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Pension, Retirement or Similar Benefits

We do not have any amounts set aside or accrued to provide for pension, retirement or similar benefits.

C.           Board Practices

All of our directors are elected annually by the shareholders and hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with our By-Laws. Our last annual meeting was held on June 26, 2008. Our officers are appointed by the Board of Directors.

Directors’ Service Contracts

None of the service contracts of any of Lincoln's directors contain provisions for benefits upon termination of such director's service.

Committees of the Board of Directors

The Board has appointed an Audit Committee and a Compensation Committee to date.

Audit Committee

The Board has a charter for the Audit Committee to follow in carrying out its audit and financial review functions. The Audit Committee reviews all financial statements of the Corporation prior to their publication, reviews audits, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The charter has set criteria for membership which all members of the Audit Committee are required to meet consistent with Multilateral Instrument MI 52-110 and other applicable regulatory requirements. The Audit Committee, as needed, meets separately (without management present) with the Corporation’s auditors to discuss the various aspects of the Corporation’s financial statements and the independent audit.

Composition of the Audit Committee

The following are the members of the Committee:

Andrew Bowering	Independent(1)	Financially literate(1)

Marc LeBlanc	Independent(1)	Financially literate(1)

Andrew Milligan	Not Independent(1)(2)	Financially literate(1)

(1)	As defined by Multilateral Instrument 52-110 (“MI 52-110”).
(2)	Andrew Milligan is not considered independent under MI 52-110 as he is the Chairman of Lincoln.

Compensation Committee

The Board has adopted a charter for the Compensation Committee. The members of the compensation committee are Andrew F.B. Milligan, Andrew Bowering and Marc LeBlanc. A majority of the members of the compensation committee are independent members of the board of directors of the Corporation.

The function of the Compensation Committee is to review, on an annual basis, the compensation paid to the Corporation’s executive officers and to the Directors, to review the performance and compensation paid to the Corporation’s executive officers and to make recommendations on compensation to the Board. In addition, the Committee will review annually the compensation plans for the Corporation’s non-executive staff.

Other Board Committees

The Board has no other committees other than the audit committee and the compensation committee.

D.           Employees

At the date of filing of , we had no full-time employees or part-time employees. We have no labor unions at this time. Our officers provide their services as consultants.

E.           Share Ownership

Shares

The shareholdings of our officers and directors are set forth below as at June 24, 2008.

Name of Nominee; Current Position with the Corporation and Province and Country of Residence	Number of Common Shares	Percentage of Outstanding Common Shares Owned (1)(2)
Paul F. Saxton President, Chief Executive Officer, Chief Operating Officer, Treasurer and Director British Columbia, Canada	4,500,000	8.3%
Andrew F. B. Milligan Chairman and Director British Columbia, Canada	2,065,000	3.8%
James Chapman Director British Columbia, Canada	700,000	1.3%
Andrew Bowering Director British Columbia, Canada	1,000,000	1.8%
Marc LeBlanc(7) Director British Columbia, Canada	Nil	Nil
Nathalie Pilon(8) Chief Financial Officer British Columbia, Canada	Nil	Nil
Jeffrey Wilson VP-Exploration Nevada, USA	750,000	1.4%
Mary Morvai Corporate Secretary British Columbia, Canada	Nil	Nil

Notes

1.	The information as to Common Shares beneficially owned or controlled is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.

2.	Based on 54,258,666 common shares issued and outstanding as of June 24, 2008.

Options

Details of the stock options held by our officers and directors are set forth below as at June 24, 2008.

Name and Position	Grant Date	Expiry Date	Exercise Price	Total
Paul F. Saxton President, Chief Executive Officer, Chief Operating Officer, Treasurer and Director British Columbia, Canada	September 25, 2007	September 25, 2010	$0.25	600,000
Andrew F. B. Milligan Chairman and Director British Columbia, Canada	September 25, 2007	September 25, 2010	$0.25	300,000
James Chapman Director British Columbia, Canada	September 25, 2007	September 25, 2010	$0.25	300,000
Andrew Bowering Director British Columbia, Canada	September 25, 2007	September 25, 2010	$0.25	300,000
Jeffrey Wilson VP-Exploration Nevada, USA	September 25, 2007	September 25, 2010	$0.25	500,000
Mary Morvai Corporate Secretary British Columbia, Canada	September 25, 2007	September 25, 2010	$0.25	50,000
Total:				2,050,000

Each option may be exercised to purchase one of our common shares at the exercise price.

Warrants

Details of the share purchase warrants held by our officers and directors are set forth below as at June 24, 2008.

Name and Position	Grant Date	Expiry Date	Exercise Price	Total
Andrew Milligan Chairman and Director	May 14, 2007	May 14, 2009	$0.15	450,000
Total:				450,000

Each warrant may be exercised to purchase one of our common shares at the exercise price.

Stock Option Plan

On May 28, 2008, our board of directors adopted a new 10% rolling stock option plan (the “Option Plan”) to replace our 2005 stock option plan, as amended. The New Stock Option Plan was ratified and approved by the shareholders at Lincoln’s annual general meeting held on June 26, 2008.

Under the Option Plan, a maximum of 10% of the issued and outstanding common shares of the Corporation at the time an option is granted, less Common Shares reserved for issuance under share compensation arrangements of the Corporation other than the Option Plan, will be reserved for options to be granted at the discretion of the Corporation’s board of directors to eligible optionees (the “Optionees”). This type of Option Plan is called a “rolling” plan. During the Corporation's financial year ended December 31, 2007, and to the date of the mailing of this Information Circular, options to purchase an aggregate of 2,450,000 Common Shares have been granted by the Corporation, representing approximately 3.2% of Common Shares outstanding. The Option Plan will be subject to restrictions that provide that insiders may not be, as a group, issued in excess of 10% of the issued Common Shares within any 12 month period. The number of common shares issuable to insiders as a group under the option plan, when combined with common shares issuable to insiders under all of the Corporation’s other security based compensation plans, may not exceed 10% of the Corporation’s issued common shares and no exercise price of an option granted to an insider may be reduced nor an extension to the term of an option granted to an insider extended without further shareholders’ approval.

The material terms of the Option Plan include the following provisions:

  the participants in the Option Plan are the directors, executive officers, employees and other service providers of the Corporation;

  the Option Plan is administered by the directors of the Corporation;

  the exercise price of stock options granted under the Option Plan, as determined by the Board in its sole discretion, shall not be less than the "market price" of the shares (as defined by the policies of the TSX Venture) or, if the shares are not listed for trading on the TSX Venture, then such other exchange or quotation system on which the shares are listed or quoted for trading;

  all options granted under the Option Plan expire on a date not later than 5 years after the issuance of such options by the Board;

  upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Option Plan;

  if the option holder ceases to be a director of Corporation or its subsidiaries or ceases to be employed by the Corporation or its subsidiaries (other than by reason of death or cause), as the case may be, then the option granted shall expire no later than the (i) the original expiry date of the option, or (ii) the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Corporation or its subsidiaries, subject to the terms and conditions set out in the Option Plan, and in the event of dismissal of the option holder from employment or service for cause, all options held by the option holder, whether or not vested at the date of dismissal, will immediately terminate without any right of the option holder to exercise any of the options;

  In the case of the death of an option holder, any vested option held by him at the date of death will become exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of the optionholder and the date of expiration of the term otherwise applicable to such option.

  options granted pursuant to the Option Plan will be non-assignable and may be subject to vesting provisions determined by the Board;

  the Corporation does not offer financial assistance in respect of the exercise of options.

ITEM 7           MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

Major Shareholders

We are a publicly-held corporation, with our shares held by residents of the United States, Canada and other countries. To the best of our knowledge, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of our common shares, except as follows:

Title of Class	Name and residential jurisdiction of Beneficial Owner	Number of Common Shares	Percentage of Common Shares(1)
Common	Paul F. Saxton(2) British Columbia, Canada	5,100,000(2)	9.3%
Common	Joe Eberhard Birmensdorf, Switzerland	3,000,000	5.5%
Common	Michael Baybak(3), California, U.S.A.	3,166,666(3)	5.8%
Common	Sprott Asset Management Inc.(4) Toronto, Canada	3,400,000(4)	6.3%

(1)

Based on 54,285,666 of our common shares issued and outstanding as of June 24, 2008. Based on beneficial share ownership data as of December 31, 2007. For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. Unless otherwise indicated, each shareholder listed has sole voting or dispositive power with respect to such common shares. Each of our common shares entitles the holder thereof to one vote.

(2)

Consists of 4,500,000 shares held by Mr. Saxton and 600,000 shares that can be acquired by Mr. Saxton upon exercise of options to purchase shares held by Mr. Saxton within 60 days of the date hereof. Mr. Saxton is a director and an officer of the Company.

(3)	Windsor Capital Corporation owns directly 2,500,000 shares in the capital of the Company. Michael Baybak beneficially owns a 100% interest in Windsor Capital Corporation.

(4)

Consists of 1,700,000 shares held by Sprott Asset Management Inc. and 1,700,000 shares issuable upon exercise of 1,700,000 share purchase warrants held by Sprott Asset Management Inc. which are exercisable within 60 days hereof.

U.S. Shareholders

As of March 2008, approximately 33% of our common shares were held by approximately 1,215 holders of record in the United States .

Transfer Agent

Our securities are recorded in registered form on the books of our transfer agent, Pacific Corporate Trust Company, located at Suite 200 – 510 Burrard Street, Vancouver, British Columbia, V6C 3B9. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). We do not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

Control

To the best of our knowledge, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly.

Insider Reports under the British Columbia Securities Act

Under the British Columbia Securities Act, “insiders” (generally officers, directors and holders of 10% or more of our shares) were required to file insider reports of changes in their ownership in the first ten days of the month following a trade in our securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1L2 (telephone (604) 899-6500) or at the British Columbia Securities Commission website (www.bcsc.bc.ca). Since 2002, in British Columbia all insider reports must be filed electronically ten days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B.           Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transaction, which in either such case has materially affected or will materially affect us or our predecessors during each of the year ended December 31, 2007 except as follows:

  During the year ended December 31, 2007, we paid management fees and consulting fees of $13,800 (2006 – $42,250; 2005 - $49,098) and rent, included in office, of $2,700 (2006 - $3,300; 2005 - $3,000) to the Vice President of the Company and management fees of $22,500 (2006 - $20,545; 2005 - $26,750) to company owned by the President of the Company.

  We also paid $18,000 (2006 - $1,400; 2005 – 2,550) consulting fees to Stephen Chi, a former director of the Company.

  As at December 31, 2007, we owed $1,155 (2006 - $6,760) to various directors and officers of the Company which is included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8           FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required as part of this Annual Report are filed under Item 17 of this Annual Report.

Legal Proceedings

We are not a party to any legal or arbitration proceedings nor, to our knowledge, are any such proceedings contemplated.

Dividends

We have not paid any dividends on our common shares since incorporation. Our management anticipates that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at our board of directors discretion after taking into account many factors including our operating results, financial condition and current and anticipated cash needs.

B.           Significant Changes

We have not experienced any significant changes since the date of the financial statements included herein except as disclosed in Annual Report.

ITEM 9           THE OFFER AND LISTING

A.           Offer and Listing Details

This Form 20-F is filed as an annual report under the Exchange Act and does not relate to a new offer of securities and accordingly the information called for is not required, other than the price history information below.

The our common shares are quoted on the Over The Counter Bulletin Board (“OTCBB”) in the United States of America. Over the counter quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions. Our common shares are quoted under the symbol “LGCPF”.

B.           Plan of Distribution

This Form 20-F is filed as an annual report under the Exchange Act and does not relate to a new offer of securities and accordingly, the information called for is not required.

C.           Markets

Our common shares are traded in United States on the OTCBB.

D.           Selling Shareholders

This Form 20-F is filed as an annual report under the Exchange Act and accordingly the information called for in Item 9.D is not required.

E.           Dilution

This Form 20-F is filed as an annual report under the Exchange Act and accordingly the information called for in Item 9.E is not required.

F.           Expenses of the Issue

This Form 20-F is filed as an annual report under the Exchange Act and accordingly the information called for in Item 9.F is not required.

ITEM 10         ADDITIONAL INFORMATION

A.           Share Capital

This Form 20-F is filed as an annual report under the Exchange Act and accordingly the information called for in Item 10.A is not required.

B.           Memorandum and Articles of Incorporation

We incorporated on February 17, 1999 as Braden Technologies, Inc. under the laws of the State of Nevada, USA. We changed our name to “Lincoln Gold Corporation” following the completion of our acquisition of and merger with Lincoln Gold Corp., a Nevada corporation, on March 26,2004 under Chapter 92A of the Nevadas Revised Statutes. On November 20, 2007, we changed our jurisdiction of incorporation from Nevada to the Canadian federal jurisdiction under the Canada Business Corporation Act. Our corporate constituting documents are comprised of our Articles of Association ("Articles") and our By-Laws (“By-Laws”). A copy of the Articles and By-laws are filed with this Initial Registration Statement on Form 20-F as exhibits (See Item 19).

The following is a summary of certain material provisions of our Articles:

1.           Objects and Purposes

Our Articles do not specify objects or purposes. We are entitled under the CBCA to carry on all lawful businesses which can be carried on by a natural person.

2.           Directors

Director's power to vote on a proposal, arrangement or contract in which the director is interested.

According to the CBCA, a director or an officer of a corporation shall disclose to the corporation, in writing or by requesting to have it entered in the minutes of meetings of directors or of meetings of committees of directors, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the corporation, if the director or officer

(a)	is a party to the contract or transaction;

(b)	is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or

(c)	has a material interest in a party to the contract or transaction.

The CBCA requires that the above disclosure shall be made, in the case of a director,

(a)	at the meeting at which a proposed contract or transaction is first considered;

(b)	if the director was not, at the time of the meeting, interested in a proposed contract or transaction, at the first meeting after he or she becomes so interested;

(c)	if the director becomes interested after a contract or transaction is made, at the first meeting after he or she becomes so interested; or

(d)	if an individual who is interested in a contract or transaction later becomes a director, at the first meeting after he or she becomes a director.

Under the CBCA, if a material contract or transaction is one that, in the ordinary course of our business, would not require approval by the directors or shareholders, a director or officer shall disclose, in writing to us or request to have it entered into the minutes of meetings of directors or of meetings of committees of directors, the nature and extent of his interest immediately after he or she becomes aware of the interest.

Under the CBCA, a general notice to the directors declaring that a director or officer is to be regarded as interested, for any of the following, is a sufficient declaration of interest:

(a)	the director or officer is a director or officer, or acting in a similar capacity, of a party to the contract or transaction, or has a material interest in a party to the contract or transaction;

(b)	the director or officer has a material interest in the party; or

(c)	there has been a material change in the nature of the director’s or the officer ’s interest in the party.

The CBCA further provides that a director required to make the above disclosure shall not vote on any resolution to approve the contract or transaction unless the contract or transaction:

1.	relates primarily to his or her remuneration as a director, officer, employee or agent of the corporation or an affiliate;

2.	is for indemnity or insurance, as provided for in the CBCA; or

3.	is with an affiliate.

The CBCA provides that if a director or an officer fails to comply with the provisions of the CBCA related to disclosure of interests, a court may set aside the contract or transaction on any terms that it thinks fit, or may require the director or officer to account to the corporation for any profit or gain realized on it.

Under the CBCA, a contract or transaction, for which disclosure is required, is not invalid, and the director or officer is not accountable for any profit realized, if the disclosure requirements of the CBCA are met, the directors approved the transaction and the contract or transaction was reasonable and fair to the corporation. Even if these requirements are not met the contract or transaction is not invalid, and the director or officer is not accountable for any profit realized, if the director or officer acted in good faith, the contract or transaction was reasonable and fair to the corporation, and after sufficient disclosure to the shareholders, the contract or transaction is approved or confirmed by special resolution at a meeting of the shareholders.

Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

Our By-Laws provide that, subject to any unanimous shareholder agreements, the directors shall be paid such remuneration for their services as the board may determine from time to time. The CBCA provides that directors of a corporation may fix the remuneration of the directors, officers and employees of the corporation.

Borrowing powers exercisable by the directors.

Under our By-Laws, our board may, from time to time:

1.	borrow money upon our credit;

2.	issue, reissue, sell, pledge or hypothecate bonds, debentures, notes or other evidence of indebtedness or guarantee of ours, whether secured or unsecured;

3.	give a guarantee on our behalf to secure performance of an obligation of any person; and

4.

mortgage, hypothecate, pledge or otherwise create a security interest in or charge upon all or any of our real or personal property, owned or subsequently acquired by way of mortgage, hypothec, pledge or otherwise, to secure payment of any such evidence of indebtedness or guarantee whether present or future of ours.

Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to us under our Articles or the CBCA.

Number of shares required for a director's qualification.

Directors need not own any of our shares in order to qualify as directors.

3.           Rights, Preferences and Restrictions Attaching to Each Class of Shares

Dividends

Dividends may be declared by our Board and paid to our shareholders according to their respective rights and interests in us. The CBCA provides that no dividend may be declared or paid if we are, or would after the payment , be unable to pay our liabilities as they become due; or if the realizable value of our assets would thereby be less than the aggregate of our liabilities and stated capital of all classes.

Voting Rights

Each of our shares is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, the appointment of auditors and the approval of corporate changes. Our directors are elected yearly to hold office until the close of the next annual meeting of shareholders. Where directors fail to be elected at any such meeting then the incumbent directors will continue in office until there successors are elected. We do not permit cumulative voting rights.

Rights to Profits and Liquidation Rights

All of our common shares participate rateably in any of our net profit or loss and shares participate rateably in any of our available assets in the event of a winding up or other liquidation.

Redemption

We currently have no redeemable securities authorized or issued.

Sinking Fund Provisions

We have no sinking fund provisions or similar obligations.

Shares Fully Paid

All of our shares must, by applicable law, be issued as fully paid for cash, property or services. They are therefore non-assessable and not subject to further calls for payment.

Pre-emptive Rights

We do not have any pre-emptive rights which provide a right to any person to participate in any equity or other securities offering.

With respect to the rights, preferences and restrictions attaching to our common shares, there are generally no significant differences between Canadian and United States law as the shareholders, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of our shares.

4.           Changes to Rights and Restrictions to Shares

The CBCA provides that we may by a special resolution amend our articles to:

(a)	change any maximum number of shares that we are authorized to issue;

(b)	create new classes of shares;

(c)	reduce or increase our stated capital, if our stated capital is set out in our Articles;

(d)

change the designation of all or any of our shares, and add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of our shares, whether issued or unissued;

(e)

change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series;

(f)	divide a class of shares, whether issued or unissued, into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof;

(g)	authorize the directors to divide any class of unissued shares into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof;

(h)	authorize the directors to change the rights, privileges, restrictions and conditions attached to unissued shares of any series.

The CBCA also provides that we may, with respect to any of our issued shares which remain outstanding and are held by more than one person, by special resolution, amend our articles to constrain:

(a)	the issue or transfer of shares of any class or series to persons who are not resident Canadians;

(b)	the issue or transfer of shares of any class or series to enable us or any of our affiliates or associates to qualify under any prescribed law of Canada or a province:

	(i)	to obtain a licence to carry on any business,

	(ii)	to become a publisher of a Canadian newspaper or periodical, or

	(iii)	to acquire shares of a financial intermediary as defined in the regulations;

(c)

the issue, transfer or ownership of shares of any class or series in order to assist us any of our affiliates or associates to qualify under any prescribed law of Canada or a province to receive licences, permits, grants, payments or other benefits by reason of attaining or maintaining a specified level of Canadian ownership or control;

(d)	the issue, transfer or ownership of shares of any class or series in order to assist us to comply with any prescribed law; or

(e)	the issue, transfer or ownership of shares of any class or series to enable us to be a registered labour-sponsored venture capital corporation to meet certain requirements of the Income Tax Act.

The CBCA provides that the holder of shares of a class or series are entitled to vote separately as a class or series on a proposal to amend the articles to increase or decrease the number of authorized shares of such class or a class having equal or superior privileges; reclassify or cancel all or part of such class; add, change, or remove the rights, privileges, restrictions of such class; increase the rights or privileges of a superior class of shares; create a new class of shares equal to or superior to such class; effect and exchange or create a right of exchange of all or part of the shares of another class into the shares of such class; or, constrain the issue, transfer or ownership of such class or remove such a constraint.

A special resolution is a resolution passed by not less than two thirds of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders who were entitled to vote on that resolution.

Generally, there are no significant differences between Canadian and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

5.           Meetings of Shareholders

Our By-Laws provide that we must hold our annual general meeting not more than 15 months from our last annual general meeting, but not later than six months after the end of our preceding financial year. Our Board also has the power to call special meetings. Our By-Laws provide that meetings shall be held at our registered office, or elsewhere in Canada as our Board may, from time to time, determine. Meetings may also be held at a location outside Canada, if specified in the Articles or if all of the shareholders entitled to vote thereat agree that the meeting is to be held at that place. Shareholder meetings are governed by our Articles and our By-Laws but many important shareholder protections are also contained in provincial securities legislation and the CBCA. Our By-Laws provide that, if we are not a distributing corporation, we will provide at least 10 days notice of a shareholder meeting. If we are a distributing corporation the CBCA requires not less than 21 days and not more than 60 days notice of a shareholder meeting. Our directors may fix in advance a date, which is no fewer than 21 days prior to the date of the meeting for the purpose of determining shareholders entitled to receive notice of and to attend and vote at a general meeting.

The provincial securities legislation and the CBCA superimpose requirements that generally provide that shareholder meetings require not less than a 60 day notice period from initial public notice and that we make a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders. The form and content of information circulars, proxies and like matters are governed by provincial securities legislation and the CBCA. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. We must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination.

Most state corporation statutes in the United States require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an annual meeting must be held and the percentage of shareholders required to call an annual meeting, or an extraordinary meeting, there are generally no material differences between Canadian and United States law respecting annual meetings and extraordinary meetings.

6.           Rights to Own Securities

There are no limitations under our Articles or in the CBCA that address the right of persons who are not citizens of Canada to hold or vote common shares.

7.           Restrictions on Changes in Control, Mergers, Acquisitions or Corporate Restructuring of the Company

Neither our Articles nor our By-Laws contain any provision that would have the effect of delaying, deferring or preventing a change of control. We have not implemented any shareholders' rights or other "poison pill" protections against possible take-overs and we do not have any agreements which are triggered by a take-over or other change of control. There are no provisions in our Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in our material agreements giving special rights to any person on a change in control.

The CBCA does not contain any provision that would have the effect of delaying, deferring or preventing a change of control of a company.

Generally, there are no significant differences between Canadian and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company's board of directors to adopt such provisions.

8.           Ownership Threshold Requiring Public Disclosure

Neither our Articles nor our By-Laws require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to our shareholders. There are no requirements under Canadian corporate law to report ownership of shares but the provincial securities legislation requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of a trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales. All insider trading reports filed by our insiders pursuant to Canadian securities legislation are available on the Internet at www.sedi.ca.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the reporting requirements of the Securities Exchange Act of 1934 to disclose, in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of a corporation's issued and outstanding shares.

9.           Differences in Law between the US and Ontario

Differences in the law between the United States and Canada, where applicable, have been explained above within each category.

10.         Changes in the Capital of the Company

There are no conditions imposed by our Articles which are more stringent than those required by the CBCA.

Shareholder Rights Plan

The Board adopted a shareholder rights plan agreement (the “Rights Plan”) effective May 28, 2008 (the “Effective Date”). The Rights Plan was ratified by the shareholders of the Company effective June 26, 2008. The objective of the Board in adopting the Rights Plan was to ensure the fair treatment of Shareholders in connection with any take-over bid for the Common Shares of the Company. The Rights Plan was not adopted in response to any proposal to acquire control of the Company. The specific terms of the Rights Plan will be reflected in an agreement to be finalized between the Company and Pacific Corporate Trust Company, as Rights Agent, and expected to be dated effective as of the Effective Date. The principal terms of the Rights Plan are summarized below. The full text of the Rights Plan is attached to this Annual Report as an exhibit.

The primary objective of the Rights Plan is to ensure that all Shareholders of the Company are treated fairly in connection with any take-over bid for the Company by (a) providing shareholders with adequate time to properly assess a take-over bid without undue pressure and (b) providing the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value.

The following summary of the Rights Plan does not purport to be complete and is qualified in its entirety by reference to the Rights Plan.

Issue of Rights

The Company will issue one right (a “Right”) in respect of each Common Share outstanding at the Effective Date (the “Record Time”). The Company will issue Rights on the same basis for each Common Share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

The Rights

Each Right will entitle the holder, subject to the terms and conditions of the Rights Plan, to purchase additional Common Shares of the Company after the Separation Time.

Rights Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by certificates for the Common Shares, and are not transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates, which will be transferable separately from and independent of the Common Shares.

Exercise of Rights

The Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Common Share for the exercise price of $5.00 per share (subject to certain anti-dilution adjustments). This exercise price is expected to be in excess of the estimated maximum value of the Common Shares during the term of the Rights Plan. Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of Common Shares which have an aggregate market price equal to twice the exercise price of the Rights for a price equal to the exercise price (subject to adjustment). Effectively, this means a Shareholder of the Company (other than the Acquiring Person) can acquire additional Common Shares from treasury at half their market price.

Definition of “Acquiring Person”

Subject to certain exceptions, an Acquiring Person is a person who becomes the Beneficial Owner (defined below) of 20% or more of the Company’s outstanding Common Shares.

Definition of “Beneficial Ownership”

A person is a Beneficial Owner of securities if such person or its affiliates or associates or any other person acting jointly or in concert with such person, owns the securities in law or equity, and has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(a)	the securities have been deposited or tendered pursuant to a tender or exchange offer or take-over bid, unless those securities have been taken up or paid for;

(b)	such person has agreed to deposit or tender the securities to a take-over bid pursuant to a permitted lock-up agreement;

(c)

such person (including a fund manager, trust company, pension fund administrator, trustee or non-discretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds, investment funds or public assets for others, as long as that person:

(i)	holds those Common Shares in the ordinary course of its business for the account of others;

(ii)	is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or

(iii)	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of “Separation Time”

Separation Time occurs on the tenth trading day after the earlier of:

(a)	the first date of public announcement that a person has become an Acquiring Person;

(b)	the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Permitted Bid); and

(c)	the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such;

or such later date as determined by the Board.

Definition of “Expiration Time”

Expiration Time occurs on the date being the earlier of:

(a)	the time at which the right to exercise Rights is terminated under the terms of the Rights Plan;

(b)	immediately after the Company’s annual meeting of Shareholders to be held in 2011 unless at such meeting the duration of the Rights Plan is extended.

Definition of a “Flip-In Event”

A Flip-In Event occurs when a person becomes an Acquiring Person, provided the Flip-In Event is deemed to occur at the close of business on the 10th day after the first date of a public announcement of facts indicating that an Acquiring Person has become such. Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person, or any of its related parties to whom the Acquiring Person has transferred its Rights, will become null and void and, as a result, the Acquiring

Person’s investment in the Company will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of “Permitted Bid”

A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of Common Shares (other than the Offeror);

(b)

the Offeror agrees that no Common Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn;

(c)	the Offeror agrees that the Common Shares may be deposited to and withdrawn from the take-over bid at any time before such Common Shares are taken up and paid for; and

(d)

if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 business days to permit the remaining Shareholders to tender their Common Shares.

Definition of “Competing Permitted Bid”

A Competing Permitted Bid is a take-over bid that:

(a)	is made while another Permitted Bid or Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid;

(b)

satisfies all the requirements of a Permitted Bid other than the requirement that no Common Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn; and

(c)

contains the conditions that no Common Shares be taken up or paid for pursuant to the Competing Permitted Bid prior to the close of business on a date that is not earlier than the later of 35 days after the date of the Competing Permitted Bid and the earliest date on which the Common Shares may be taken up or paid for under any prior bid in existence at the date of such Competing Permitted Bid; and then only if, at the time that such Common Shares are first taken up or paid for, more than 50% of then outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the Competing Permitted Bid and not withdrawn.

Redemption of Rights

All (but not less than all) of the Rights may be redeemed by the Board with the prior approval of the Shareholders at any time before a Flip-In Event occurs at a redemption price of $0.0001 per Right (subject to adjustment). In addition, in the event of a successful Permitted Bid, Competing Permitted Bid or a bid for which the Board has waived the operation of the Rights Plan, the Company will immediately upon such acquisition and without further formality, redeem the Rights at the redemption price. If the Rights are redeemed pursuant to the Rights Plan, the right to exercise the Rights will, without further action and without notice, terminate and the only right thereafter of the Rights holders is to receive the redemption price.

Waiver

Before a Flip-In Event occurs, the Board may waive the application of the “Flip-In” provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Common Shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of Common Shares before the expiry of that first bid. The Board may also waive the “Flip-In” provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Term of the Rights Plan

Unless otherwise terminated, the Rights Plan will expire at the Expiration Time (defined above).

Amending Power

Except for amendments to correct clerical or typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of applicable legislation or applicable rules or policies of securities regulatory authorities, Shareholder (other than the Offeror and certain related parties) or Rights holder majority approval is required for supplements or amendments to the Rights Plan. In addition, any supplement or amendment to the Rights Plan will require the written concurrence of the Rights Agent.

Rights Agent

The Rights Agent under the Rights Plan will be Pacific Corporate Trust Company.

C.         Material Contracts

For the two years immediately preceding December 31, 2007, there were no material contracts entered into, other than contracts entered into in the ordinary course of business, to which we were a party. For a description of those contracts entered into in the ordinary course of business refer to Item 4B – Business Overview.

D.         Exchange Controls

We are incorporated pursuant to the laws of the Canada Business Corporations Act. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of our securities, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax; however, no such remittances are likely in the foreseeable future. See “Taxation”, below.

There is no limitation imposed by the laws of Canada or by our Articles on the right of a non-resident to hold or vote his or its common shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of our common shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. We do not believe the Investment Act will have any affect on us or on our non-Canadian shareholders due to a number of factors including the nature of our operations and our relatively small capitalization.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (i.e. a “non-Canadian”), unless after review the

Director of Investments (the “Director”) appointed by the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek approval for the transaction. An investment in our securities by a non-Canadian (other than a “WTO Investor” as that term is defined in the Investment Act and which term includes entities which are nationals of, or are controlled by nationals of, member states of the World Trade Organization) when we were not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was over CDN$5 million, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of our assets. An investment in our securities by a WTO Investor, or by a non-Canadian when we were controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2007 was CDN$281 million. A non-Canadian would acquire control of us for the purposes of the Investment Act if the non-Canadian acquired a majority of our common shares. The acquisition of less than a majority but one-third or more of our common shares would be presumed to be an acquisition of control of us unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to our common shares would be exempt from the Investment Act, including:

(a)	an acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)

an acquisition of control of us in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and

(c)

an acquisition of control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of our common shares, remained unchanged.

E.         Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of our shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, is not resident in Canada, deals at arm’s length with us, holds our shares as capital property and does not use or hold our shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”) and at all relevant times, is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) our shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other holder in special circumstances.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and our understanding of the current administrative practice of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. The summary does not take into account Canadian provincial, U.S. federal (which follows further below), state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder. All U.S. Holders are advised to consult with their own tax advisors regarding their particular circumstances. The discussion below is qualified accordingly.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by us will be subject to Canadian withholding tax. The Tax Act requires a 25% withholding unless reduced under a tax treaty. Under the Treaty, provided that a holder can demonstrate that it is a qualifying U.S. Holder, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of our voting shares). We will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

For purposes of the following discussion, we have assumed that our shares will remain listed on the TSX. A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of our shares in the open market unless the shares are “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. Our shares will be taxable Canadian property to a U.S. Holder (a) if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned 25% or more of our issued shares of any class or series, or (b) in other specific circumstances, including where shares were acquired for other securities in a tax-deferred transaction. If our shares constitute taxable Canadian property to the holder, the holder will (unless relieved under the Treaty) be subject to Canadian income tax on any gain. The taxpayer’s capital gain or loss from a disposition of the share is the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base and reasonable expenses of disposition. One-half of the capital gain is included in income and one-half of the capital loss is deductible from capital gains realized in the same year. Unused capital losses may be carried back three taxation years or forward indefinitely and applied to reduce capital gains realized in those years.

A U.S. Holder whose shares do constitute taxable Canadian property, and who would therefore be liable for Canadian income tax under the Tax Act, may be relieved from such liability under the Treaty if the value of such shares at the time of disposition is not derived principally from real property situated in Canada. However, as the application of this potential Treaty relief is quite uncertain, a U.S. Holder to whom Treaty relief may be relevant should consult in this regard with their own tax advisors at the relevant time.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of our common shares. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Taxation - Canadian Federal Income Tax Consequences” above). Accordingly, we urge holders and prospective holders of our common shares to consult their own tax advisors about the specific federal, state, local and foreign tax consequences to them of purchasing, owning and disposing of our common shares, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of our common shares who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for United States federal income tax purposes (under Treasury Regulation Section 301.7701 -3), an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own our common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of our total outstanding stock. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Our Common Shares

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on our common shares generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of our voting power and value may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of our voting power and value) deduction of the United States source portion of dividends received from us (unless we qualify as a “passive foreign investment company,” as defined below). We do not anticipate that we will earn any United States income, however, and therefore we do not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on our common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of our common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income, “ “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by us will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Our Common Shares

In general, U.S. Holders will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in our common shares. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of our common shares will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. We do not believe that we currently qualify as a foreign investment company. However, there can be no assurance that we will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 70% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. We appear to have been a PFIC for the fiscal year ended August 31, 2006, and at least certain prior fiscal years. In addition, we expect to qualify as a PFIC for the fiscal year ending August 31, 2007 and we may also qualify as a PFIC in future fiscal years. Each of our U.S. Holders is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

Each of our U.S. Holders who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of our stock. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects to treat us as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which we qualify as a PFIC on his pro rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, we qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein) (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if we are a controlled foreign corporation, the U.S. Holder’s pro rata share of our post-1986 earnings and profits as of the qualification date. The qualification date is the first day of our first tax year in which we qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing U.S. Holder.” A U.S. Holder who holds common shares at any time during a year in which we are a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder.” An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his common shares as capital gain and (ii) may either avoid interest charges resulting from PFIC status altogether or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, we must provide certain information regarding our net capital gains and ordinary earnings and permit our books and records to be examined to verify such information. We intend to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to us. We urge each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to us, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and we cease to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which we do not qualify as a PFIC. Therefore, if we again qualify as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which we qualify as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in our shares. Therefore, if such U.S. Holder reacquires an interest in us, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which we qualify as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by us.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares and all excess distributions on his common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year (i) which began after December 31, 1986, and (ii) for which we were a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If we are a PFIC for any taxable year during which a Non-Electing U.S. Holder holds our common shares, then we will continue to be treated as a PFIC with respect to such common shares, even if we are no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which we were a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to our common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of our common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for our common shares included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in our common shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless our common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether our common shares are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of our common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee’s basis is generally equal to the fair market value of the Electing U.S. Holder’s common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of our shares is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to our common shares, certain adverse rules may apply in the event that we are a PFIC and any foreign corporation in which we directly or indirectly hold shares is a PFIC (a “lower-tier PFIC”). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. We do not currently have any subsidiaries. If we obtain any subsidiaries, we intend to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of ours that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called “indirect disposition” of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by us (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by us (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from us and does not dispose of its common shares. We strongly urge each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to our common shares while we are a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all our of shares entitled to vote or the total value of our shares is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all of our classes of shares entitled to vote (each, a “United States Shareholder”), we could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of our common shares which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. We do not believe that we currently qualify as a CFC. However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

F.         Dividends and Paying Agents

This Form 20-F is filed as an annual report under the Exchange Act and accordingly the information called for in Item 10.F is not required.

G.         Statement by Experts

This Form 20-F is filed as an annual report under the Exchange Act and accordingly the information called for in Item 10.G is not required.

H.         Documents on Display

Exhibits attached to this Annual Report are also available for viewing at our offices, Suite 350, 885 Dunsmuir Street, Vancouver, British Columbia, Canada, V6C 1N5, or you may request them by calling our office at (604) 688-7377. Copies of our financial statements and other continuous disclosure documents required under securities rules are available for viewing on the internet at www.sedar.com.

I.         Subsidiary Information

Not applicable.

ITEM 11         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.         Debt Securities

Not applicable.

B.         Warrants and Rights

Not applicable.

C.         Other Securities

Not applicable.

D.         American Depository Shares

Not applicable.

PART II

ITEM 13         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15         CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our general manager and chief financial officer, our management conducted an evaluation of the effectiveness of our Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2007. Based on such evaluation, our general manager and chief financial officer concluded that, as of December 31, 2007, our Company’s disclosure controls and procedures were not effective due to the identification of a material weakness in our internal control over financial reporting described below.

Management’s Report on Internal Control over Financial Reporting; Changes in Internal Control over Financial Reporting

Under the Exchange Act, our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ("GAAP"). Our controls include policies and procedures that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements-in accordance with generally accepted accounting principles, and receipts and expenditures are made only in accordance with authorizations of our management and directors; and

  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the annual financial statements or inter financial statements.

Because of its inherent limitations, internal control over financial reporting may not be able to prevent or detect misstatements on a timely basis, which may be a product of collusion, failure to abide by controls, error or fraud. In addition, projections of any evaluation of the internal control’s effectiveness to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statement will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, our management identified the following material weakness:

During the year end procedures a number of misstatements and disclosure deficiencies were identified in the draft financial statements for the year ended December 31, 2007 prepared by us. These misstatements and disclosure deficiencies were subsequently corrected by our management and such corrections are reflected in our consolidated financial statements. Our management determined that these adjustments had resulted from control deficiencies because we do not have sufficient accounting and finance personnel with adequately comprehensive accounting knowledge to properly address certain non-routine accounting and financial reporting matters and this control deficiency constitutes a material weakness.

As at December 31, 2007, other areas of control deficiencies that could result in misstatements are noted as follows:

  a lack of segregation of duties. Due to the small size of our Company there is no effective way to completely segregate tasks and as a result there is the chance of misstatement. However, management’s oversight and approval of transactions and disbursements limits the scope for inappropriate transactions;

  the audit committee did not have an independent member with financial expertise. The Company has addressed this problem by appointing a director subsequent to year end with this expertise;

  we had not formalized a code of ethics;

  we had not implemented a whistleblower policy. We plan to address this weakness by implementing a whistleblower policy in 2008;

  we do not have any personnel with adequate understanding of US and Canadian tax;

During the reporting period and subsequent to the identification of the material weaknesses in internal control over financial reporting, we have made certain changes in our internal control over financial reporting. These changes include:

  we have engaged and appointed a chief financial officer with a certified management accountant designation who has extensive experience in Canadian and US GAAP in the mining exploration area;

  we have appointed an independent director with financial expertise who serves on the audit committee;

  we have adopted a code of ethics;

  we have undergone a systematic analysis of our internal controls over financial reporting based on the COSO model;

  we have documented our corporate governance policies.

Our management has worked, and will continue to work to strengthen the Company’s internal controls over financial reporting. Except for the actions described above, there was no change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A       AUDIT COMMITTEE FINANCIAL EXPERTS

Effective February 28, 2008, the audit committee of our board has an audit committee financial expert, namely Mr. Marc LeBlanc. Our board of directors has determined that Mr. LeBlanc is an independent director using the definition of independent director of the American Stock Exchange. We believe that the members of our audit committee are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. Our board of directors believes that the cost of retaining a financial expert at this time would be prohibitive and that, given our limited operations, is not currently warranted.

ITEM 16B       CODE OF ETHICS

We have adopted a written code of ethics. A copy of the code of ethics has been filed as an exhibit to this Annual Report.

ITEM 16C       PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed to us by our independent auditors, Davidson & Company LLP for our fiscal year ended December 31, 2007 and Manning Elliott LLP, for our fiscal year ended December 31, 2006.

	Years ended December 31
	2007	2006
Audit Fees:	$45,720	$15,350
Audit Related Fees:	Nil	Nil
Tax Fees:	Nil	Nil
All Other Fees:	Nil	Nil
Total:	$45,720	$15,350

Audit Fees

Audit Fees are the aggregate fees billed by our independent auditor for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Policy on Pre-Approval by Audit Committee of Services Performed by Independent Auditors

The policy of our Audit Committee is to pre-approve all audit and permissible non-audit services to be performed by our independent auditors during the fiscal year.

ITEM 16D       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E       PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17         FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

Consolidated Financial Statements of Lincoln Gold Corporation for the year ended December 31, 2007, comprised of the following:

(a)	Independent Auditor’s Report of Davidson & Company LLP, Chartered Accountants;

(b)	Consolidated Balance Sheets as at December 31, 2007 and 2006;

(c)	Consolidated Statements of Operations, Comprehensive Loss and Deficit for the years ended December 31, 2007, 2006 and 2005;

(d)	Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005;

(e)	Notes to Consolidated Financial Statements.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

December 31, 2007

DAVIDSON & COMPANY LLP		A Partnership of Incorporated Professionals
Chartered Accountants

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Lincoln Gold Corporation

We have audited the consolidated balance sheets of Lincoln Gold Corporation as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years ended December 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and cash flows for the years ended December 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

April 21, 2008 (except as to Note 15, which is as of July 9, 2008)

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated April 21, 2008 (except as to Note 15, which is as of July 9, 2008) is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

April 21, 2008 (except as to Note 15, which is as of July 9, 2008)

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in United States dollars)

	December 31,	December 31,
	2007	2006

ASSETS

Current
Cash	$123,201	$21,961
Receivables	3,131	-
Loan receivable (Note 4(e)(iii))	5,000	-
Prepaids and advances	107,900	4,893
	239,232	26,854

Equipment (Note 3)	27,602	4,440
Deferred financing costs (Note 14)	19,900	-

	$286,734	$31,294

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current
Accounts payable and accrued liabilities	$210,897	$57,217
Note payable (Note 5)	100,000	100,000
	310,897	157,217

Shareholders' deficiency
Share capital (Note 6)
Authorized
Unlimited common shares without par value
Issued and outstanding
51,391,666 (2006 - 42,990,000)	3,120,827	2,308,790
Share subscriptions received in advance (Note 14)	197,482	-
Obligation to issue shares (Note 6)	-	73,333
Contributed surplus (Note 6)	1,273,367	1,029,063
Deficit	(4,615,839)	(3,537,109)

	(24,163)	(125,923)

	$286,734	$31,294

Nature and continuance of operations (Note 1)
Subsequent events (Note 14)

On behalf of the Board:

“Paul Saxton”	Director	“Andrew Milligan”	Director
Paul Saxton		Andrew Milligan

The accompanying notes are an integral part of these consolidated financial statements.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Consolidated Statements of Operations, Comprehensive Loss and Deficit
(Expressed in United States dollars)

Years ended December 31	2007	2006	2005

Exploration Expenses (Note 4)	$319,375	$102,030	$558,904

Administrative Expenses
Advertising and promotion	-	428	13,307
Administrative support	22,403	-	-
Amortization	4,309	2,888	1,978
Consulting fees	29,864	2,293	8,663
Foreign exchange loss	4,645	2,043	2,115
Investor relations	151,419	128,590	419,900
Management fees	25,850	62,795	102,838
Office	31,651	28,467	69,153
Professional fees	190,420	48,924	79,923
Property investigation and due diligence	5,145	3,822	25,113
Regulatory and shareholder services	28,026	5,068	12,130
Stock-based compensation (Note 7)	244,304	-	-
Travel and entertainment	13,721	18,091	24,519

Loss before other items	(1,071,132)	(405,439)	(1,318,543)

Other items
Accounts payable written off	-	-	33,564
Interest income	4,213	2,591	8,414
Interest expense (Note 5)	(11,811)	(10,693)	(17,981)

Loss and Comprehensive Loss for the year	(1,078,730)	(413,541)	(1,294,546)

Deficit, beginning of year	(3,537,109)	(3,123,568)	(1,829,022)

Deficit, end of year	$(4,615,839)	$(3,537,109)	$(3,123,568)

Basic and diluted loss per common share	$(0.02)	$(0.01)	$(0.03)

Weighted average number of common shares outstanding	47,172,000	42,366,000	41,079,000

The accompanying notes are an integral part of these consolidated financial statements.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in United States dollars)

Years ended December 31	2007	2006	2005

Cash Flows From Operating Activities
Loss for the year	$(1,078,730)	$(413,541)	$(1,294,546)
Items not affecting cash:
Accounts payable written off	-	-	(33,564)
Amortization	4,309	2,888	1,978
Shares issued for mineral property costs	14,250	10,000	55,000
Shares issued for services	-	-	108,000
Services in exchange for share issuance obligation	-	73,333	-
Stock-based compensation	244,304	-	-

Changes in non-cash working capital items
Increase in receivables	(3,131)	-	-
Increase in loan receivable	(5,000)	-	-
Decrease (increase) in prepaids and advances	(103,007)	6,409	(11,302)
Decrease (increase) in accounts payable and accrued liabilities	163,280	16,566	(47,349)

Net cash used in operating activities	(763,725)	(304,345)	(1,221,783)

Cash Flows From Financing Activities
Repayment of advances from related parties	-	-	(4,180)
Repayment of loan payable	-	-	(46,000)
Repayment of note payable	-	-	(100,000)
Shares issued for cash	752,500	215,000	1,483,500
Share subscriptions received in advance	197,482	-	-
Share issue costs	(37,646)	(21,500)	(42,210)
Deferred financing fee	(19,900)	-	-

Net cash provided by financing activities	892,436	193,500	1,291,110

Cash Flows From Investing Activities
Acquisition of equipment	(27,471)	-	(9,306)
Mineral property expenditures	-	-	(55,000)

Net cash used in investing activities	(27,471)	-	(64,306)

Change in cash during the year	101,240	(110,845)	5,021

Cash, beginning of year	21,961	132,806	127,785

Cash, end of year	$123,201	$21,961	$132,806

Supplementary disclosure with respect to cash flows (Note 11)
Cash paid for interest	$-	$-	$35,000
Cash paid for income taxes	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Lincoln Gold Corporation (the “Company”) was incorporated in the State of Nevada, USA, on February 17, 1999 under the name of Braden Technologies Inc. Effective March 26, 2004, the Company acquired 100% of the issued and outstanding shares of Lincoln Gold Corp., a private company incorporated in the State of Nevada, USA, on September 25, 2003. On April 6, 2004, the Company and its subsidiary, Lincoln Gold Corp., merged to form Lincoln Gold Corporation.

On November 20, 2007, the Company completed a continuation changing its corporate jurisdiction from Nevada to Canada under the Canada Business Corporations Act (“CBCA”). Unlike the Nevada jurisdiction, the Company chose under the CBCA to not have par value shares and, accordingly, prior period share capital amounts have been revised to reflect this change. In addition, the Company changed its authorized share capital from 100,000,000 to unlimited.

The Company is engaged in the acquisition and exploration of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit. To date, the Company and its subsidiary have not earned any revenues and are considered to be in the exploration stage.

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") under the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. While the Company has a history of operating losses and has a working capital deficiency of $71,665 at December 31, 2007 (December 31, 2006 – deficiency $130,363), it intends to undertake exploration programs that will require that the Company raise further funds. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have been primarily funded by the issuance of share capital and debt. Continued operations of the Company is dependent on the Company's ability to complete additional equity financings or generates profitable operations in the future. Such financings may not be available or may not be available on reasonable terms.

2.	SIGNIFICANT ACCOUNTING POLICIES

The Company's significant accounting policies are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Minera Lincoln de Mexico, S.A. de C.V. (“Lincoln Mexico”), from the date of formation. All significant intercompany transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, stock-based compensation, asset retirement obligations, the useful lives estimate and valuation allowances on future income tax assets. Actual results could differ from these estimates.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued…)

Presentation

Where applicable, comparative figures have been reclassified to conform with the presentation used in the current year.

Equipment

Equipment is recorded at cost and amortization is provided at a straight line bases over the following periods: Office equipment – five years; computer software – two years; computer equipment – three years; and vehicles – three years.

Mineral property interests

The Company charges to operations all exploration and development expenses incurred prior to the determination of economically recoverable reserves. These costs would also include periodic fees such as license and maintenance fees and advance royalty payments.

The Company capitalizes direct mineral property acquisition costs and those exploration and development expenditures incurred following the determination that the property has economically recoverable reserves. Mineral property acquisition costs include cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred. An exploration property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

The Company does not have any significant asset retirement obligations.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive. At December 31, 2007, 2006 and 2005 the total number of potentially dilutive shares excluded from loss per share was 11,587,500, 7,147,500 and 7,835,000, respectively.

Loss per share is calculated using the weighted average number of shares outstanding during the period.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued…)

Foreign currency translation

The operations of the Company's subsidiary, which is considered to be an integrated foreign operation, are translated into United States dollars using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses on translation are included in operating results.

Stock-based compensation

The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation over the vesting period of the stock options.

Income taxes

Future income taxes are recorded using the asset and liability method, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Deferred financing costs

Costs directly identifiable with the raising of capital will be charged against the related capital stock. Costs related to shares not yet issued are recorded as deferred financing costs. These costs will be deferred until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related capital stock or charged to operations if the shares are not issued.

Deferred financing costs consist primarily of corporate finance fees.

Adoption of new accounting policies:

Financial instruments

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 1530 “Comprehensive Income” (“Section 1530”), Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement” (“Section 3855”), Section 3861 “Financial Instruments – Disclosure and Presentation” and Section 3865 “Hedges”. These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued…)

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to- maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for- trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its cash as held-for-trading. Receivables are classified as loans and receivables. Accounts payable and accrued liabilities as well as note payable are classified as other financial liabilities, all of which are measured at amortized cost.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

There was no adjustment to opening balances as a result of the adoption of these standards.

Accounting Changes

The AcSB issued CICA Handbook Section 1506. The main features of this new standard are (a) voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information; (b) changes in accounting policy are applied retrospectively unless doing so is impracticable (as defined in the section); (c) prior period errors are corrected retrospectively; and (d) new disclosures are required in respect of changes in accounting policies, changes in accounting estimates and correction of errors. This new standard was effective for fiscal years beginning on or after January 1, 2007.

Recent accounting pronouncements

Assessing Going Concern

The Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

Financial Instruments

The AcSB issued CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments - Recognition and Measurement, Section 3863, Financial Instruments - Presentation, and Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued…)

The AcSB issued CICA Handbook Section 3863, Financial Instruments - Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non- financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Capital Disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The Company is currently assessing the impact of the above new accounting standards on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time

3.	EQUIPMENT

	December 31, 2007			December 31, 2006

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Computer equipment	$7,610	$4,181	$3,429	$4,676	$2,461	$2,215
Computer software	1,345	1,345	-	1,345	1,289	56
Office equipment	4,225	1,868	2,357	3,285	1,116	2,169
Vehicle	23,597	1,781	21,816	-	-	-

	$36,777	$9,175	$27,602	$9,306	$4,866	$4,440

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

4.	MINERAL PROPERTY INTERESTS

The Company’s mineral property interests are comprised of properties located in the United States and in Mexico. The Company incurred exploration expenditures as follows in 2007:

	United States					Mexico
	Hannah	JDS	Jenny Hill	Pine Grove	General	La Bufa	Total

Exploration and related expenditures
Option, lease and advance
royalty payments	$15,000	$-	$-	$32,000	$-	$14,250	$61,250
Geochemistry	-	-	-	-	-	8,034	8,034
Contractors	4,625	134	400	8,841	-	61,929	75,929
General administration	33	-	12	459	5,988	27,042	33,534
Maintenance	3,075	-	-	44,539	-	14,110	61,724
Field supplies	-	-	-	32	-	404	436
Resource estimation	-	-	-	50,074	-	-	50,074
Imagery	-	-	-	47	-	20,160	20,207
Shipping	-	-	-	35	-	-	35
Travel and accommodation	109	-	148	1,456	-	6,439	8,152

Total mineral property expenditures 2007	$22,842	$134	$560	$137,483	$5,988	$152,368	$319,375

The Company incurred exploration expenditures as follows in 2006:

	United States					Mexico
	Hannah	JDS	Jenny Hill	Pine Grove	General	La Bufa	Total

Exploration and related expenditures
Option, lease and advance
royalty payments	$-	$-	$-	$-	$-	$19,600	$19,600
Geochemistry	-	4,365	-	-	-	27,847	32,212
Contractors	2,258	492	-	2,200	257	11,219	16,426
General administration	32	42	-	50	65	123	312
Geophysics	1,000	-	-	-	-	-	1,000
Maintenance	13,078	-	-	-	-	2,310	15,388
Field supplies	5	-	-	-	-	-	5
Imagery	-	-	-	-	-	15,410	15,410
Travel and accommodation	418	-	-	343	-	916	1,677

Total mineral property expenditures 2006	$16,791	$4,899	$-	$2,593	$322	$77,425	$102,030

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

4.	MINERAL PROPERTY INTERESTS (continued…)

The Company incurred exploration expenditures as follows in 2005:

	United States							Mexico
					Buffalo	Lincoln
	Hannah	JDS		Jenny Hill	Valley	Flat	Hercules	La Bufa	Total

Exploration and related expenditures
Geochemistry	$3,699	$(1,091	) $	9,628	$-	$11,522	$-	$524	$24,282
Drilling and metallurgical	112,749	-		-	-	107,270	200	-	220,219
Contractors	31,492	6,168		41,475	4,212	34,657	2,095	681	120,780
General administration	-	175		336	430	213	-	-	1,154
Geologic mapping	794	794		751	-	-	-	793	3,132
Maintenance	10,363	11,526		62,957	20,092	8,511	2,070	-	115,519
Field supplies	1,109	-		1,237	-	498	78	-	2,922
Geophysics	-	5,775		28,489	-	-	-	-	34,264
Imagery	-	-		-	-	-	-	67	67
Reclamation	1,729	-		-	-	9,564	(2,247)	-	9,046
Travel and accommodation	8,014	646		7,473	1,202	7,237	275	2,672	27,519

Total mineral property expenditures 2005	$169,949	$23,993 $		152,346	$25,936	$179,472	$2,471	$4,737	$558,904

United States

a)	Hannah Property

On December 24, 2003, the Company entered into an option agreement to acquire a 100% interest in certain unpatented lode claims situated in Churchill County, Nevada, USA. The option agreement called for net smelter royalties of 1% to 4% upon production. Pursuant to the option agreement, the Company is required to make option payments totaling $210,000 as follows:

	•	$5,000 upon signing the agreement (paid);
	•	$5,000 on January 10, 2005 (paid);
	•	$10,000 on January 10, 2006 (paid);
	•	$15,000 on January 10, 2007 (paid; see below);
	•	$25,000 on January 10th of each year from 2008 to 2012; and (see below)
	•	$50,000 on January 10, 2013.

On January 7, 2007 the Company amended the agreement whereby the $15,000 due on January 10, 2007 would be paid in equal quarterly installments of $3,750 quarterly (paid).

On January 10, 2008 the Company amended the Hannah agreement whereby the $25,000 due on January 10, 2008 would be lowered to $20,000 and be paid in equal quarterly installments throughout 2008 ($5,000 paid).

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

4.	MINERAL PROPERTY INTERESTS (continued…)

	b)	JDS Property

In fiscal 2004, the Company acquired, by staking, a 100% interest in certain mineral claims in Eureka County, Nevada, USA.

	c)	Buffalo Valley Property

On July 9, 2004, the Company entered into a mining lease agreement with Nevada North Resources (U.S.A.) Inc. (“Nevada North”) for a term of twenty years. The agreement called for the Company to make advance minimum royalties of $50,000 ($30,000 paid) over three years to the lessor.

On July 26, 2005, the Company entered into an option agreement whereby it granted the right to earn up to a 75% interest in the property to an optionee. To earn a 60% interest, the optionee had a work commitment of $3,000,000 over a five-year period. Since exploration results were considered poor, the option agreement was terminated. On May 24, 2006, the Company terminated its lease agreement with Nevada North.

	d)	Jenny Hill Property

On September 28, 2004, the Company entered into a mining lease and option to purchase agreement comprising certain mineral claims situated in Mineral and Nye Counties, Nevada for a term of seven years. The agreement called for the Company to make option payments $1,500,000 ($45,000 paid) over a seven year period and complete a work program on the property of $50,000 in the first lease year and $100,000 for the second and each subsequent lease year until the option was completed. The agreement was subject to a net smelter return of 2%.

During fiscal 2007, the Company decided not to pursue exploration on this property and terminated the option agreement.

	e)	Pine Grove Property

During fiscal 2007 the Company entered into three separate agreements with Wheeler Mining Company (“Wheeler”), Lyon Grove, LLC (“Lyon Grove”) and Harold Votipka (“Votipka”) which collectively comprise the Pine Grove Property.

i)

On July 13, 2007 the Company entered into an agreement with Wheeler to lease Wheeler’s 100% owned mining claims in Lyon County, Nevada from July 13, 2007 to December 31, 2022 with an exclusive option to renew the lease by written notice to December 31, 2023. If the property is and remains in commercial production by November 1 of each year after 2022, the Company may renew the lease for a period of one year by delivering written notice to the owner prior to November 15 of that year.

The Company must produce a bankable feasibility study on the properties by July 1, 2009 and obtain all necessary funding to place the properties into commercial production. The Company must pay a net smelter royalty of 3% - 7% upon commencement of commercial mining production based on gold prices and the Company must pay a 5% net smelter royalty on metals or minerals other than gold produced and sold from the properties.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

4.	MINERAL PROPERTY INTERESTS (continued…)

The following non-refundable advance net smelter royalty payments must be made by the Company:

•	$10,000 upon signing the agreement (paid); and
•	$30,000 prior to each one year anniversary of the lease.

ii)

On July 30, 2007 the Company entered into an agreement with Votipka to acquire three claims located within the Pine Grove Mining District in Lyon County, Nevada in return for a payment of $12,000 (paid). Upon commencement of commercial production, the Company will pay a 5% net smelter royalty to Votipka.

iii)

On August 1, 2007 the Company entered into an agreement with Lyon Grove to lease the Wilson Mining Claim Group located in Lyon County, Nevada from August 1, 2007 to July 31, 2022, with an option to purchase. The Company can extend the term of the lease for up to ten additional one year terms providing the Company is conducting exploration mining activities at the expiration of the term immediately preceding the proposed extension term.

The following lease payments must be made by the Company:

	•	$10,000 upon signing the agreement (paid) and
	•	$25,000 prior to each one year anniversary of the lease.

The Company advanced a loan of $5,000 bearing an interest rate of 5% per annum to be repaid by July 31, 2008. The loan and interest will either be repaid at the maturity date or be offset against the lease payment due on August 1, 2008.

The lease payment made for any one calendar year may be credited against any net smelter royalty due and payable during the same calendar year.

The following work commitments must be made by the Company:

	•	$25,000 by August 1, 2008;
	•	$25,000 by August 1, 2009;
	•	$50,000 by August 1, 2010;
	•	$50,000 by August 1, 2011
	•	$25,000 by August 1, 2012 and each subsequent lease year

Upon commencement of production the Company must pay a net smelter royalty of 3% - 7% based on gold prices.

Lyon Grove retains the right to require the Company to purchase the property any time after the Company has made application to permit and develop a mine on the property, subject to the Company’s continued obligation to pay the royalties, for $1,000.

f)	Lincoln Flat Property

During fiscal 2005, the Company determined not to proceed with further exploration and terminated the option agreement.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

4.	MINERAL PROPERTY INTERESTS (continued…) Mexico

La Bufa Property

On August 5, 2005, the Company entered into a Letter of Intent with Almaden Minerals Ltd. (“Almaden”) to form a joint venture for the exploration and development of the La Bufa property, located in Chihuahua, Mexico. Under the Letter of Intent, the Company may acquire a 51% interest in the La Bufa property by spending $2,000,000 on the property over four years and by issuing 350,000 shares of the Company to Almaden over a five year period (50,000 shares issued at a value of $10,000 on March 15, 2006). The Company issued 60,000 shares, valued at $9,600 on April 16, 2007, which was recorded as a payable during the year ended December 31, 2006.

On April 12, 2007, the Company entered into an option agreement with Almaden to acquire a 60% interest in the La Bufa property located in Chihuahua, Mexico. This agreement replaces the prior Letter of Intent. The agreement calls for the Company to undertake a work program on the property aggregating $3,500,000 and issuing an aggregate of 1,550,000 shares as follows:

Work Program:

•	By April 12, 2008	$ 500,000 which must include drilling
•	By April 12, 2009	$ 750,000
•	By April 12, 2010	$1,000,000
•	By April 12, 2011	$1,250,000

Share issuances:

•	By April 19, 2007	150,000 shares (issued April 16, 2007)
•	By April 12, 2008	200,000 shares (issued April 8, 2008)
•	By April 12, 2009	200,000 shares
•	By April 12, 2011	1,000,000 shares

At December 31, 2007 $101,150 has been advanced to a drilling company which is included in prepaids and advances.

5.	NOTE PAYABLE

On January 28, 2004, the Company issued a $200,000 convertible note with 5,000,000 warrants to purchase common stock of the Company at $0.04 per share which expired on January 28, 2006. The note carried an interest rate of 10% compounded monthly and was due on January 28, 2006. The interest was payable annually with the second year interest payment due with the principal amount. The holder could convert any portion of the debt to common stock at the value of $0.04 per share until January 28, 2006. Warrants could be exercised in minimum amounts of 1,000 shares at a conversion price of $0.04 per share.

On September 15, 2005 the Company completed an agreement whereby the Company repaid $100,000 of the convertible note along with $35,000 accrued interest and agreed to repay the remaining $100,000 within sixty days - (outstanding). With the completion of the first payment, both the conversion feature of debt to common stock and the share purchase warrants were cancelled. The note is currently in default and the Company has accrued interest expense of $11,811 (2006 - $10,693; 2005 - $17,981) during the year.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

	Number	Share	Contributed
	of Shares	Capital	Surplus

Balance, December 31, 2004	38,400,000	$1,075,400	$1,037,663
Private placement	3,145,000	943,500	-
Exercise of options	20,000	20,600	(8,600)
Shares issued for services	300,000	108,000	-
Share issue costs	-	(42,210)	-

Balance, December 31, 2005	41,865,000	2,105,290	1,029,063
Shares issued for mineral property	50,000	10,000	-
Private placement	1,075,000	215,000	-
Share issue costs	-	(21,500)	-

Balance, December 31, 2006	42,990,000	2,308,790	1,029,063
Shares issued for obligation	666,666	73,333	-
Shares issued for mineral property	210,000	23,850	-
Private placement	7,525,000	752,500	-
Share issue costs	-	(37,646)	-
Stock-based compensation	-	-	244,304

Balance, December 31, 2007	51,391,666	$3,120,827	$1,273,367

Share issuances

a)

During fiscal 2006, the Company entered into a one year consulting agreement for investor relations services whereby the Company paid a monthly fee of $2,000 and was required to issue 1,250,000 shares. As of December 31, 2006, the Company recorded a share issuance obligation of $73,333 pursuant to the agreement. In fiscal 2007, the Company issued 666,666 shares to settle this obligation. The Company and consultant subsequently agreed to amend the terms of the agreement whereby the Company was released from the remaining share issuance obligations in exchange for a cash payment of $87,500 that has been recorded in accounts payable at December 31, 2007.

b)

On April 16, 2007 the Company issued 210,000 shares of common stock at a value of $23,850 pursuant to a mineral option agreement of which 60,000 shares with a value of $9,600 relate to a mineral property payable recorded at December 31, 2006.

c)

On May 29, 2007 the Company completed a private placement and issued 3,275,000 units at $0.10 per unit for proceeds of $327,500. Each unit consisted of one common share and one share purchase warrant with each warrant exercisable to acquire one common share at $0.15 per share for a term of two years. The Company incurred share issuance costs of $19,425 in connection with this private placement.

d)

On August 23, 2007 the Company completed a private placement and issued 4,250,000 units at $0.10 per unit for gross proceeds of $425,000. Each unit consisted of one common share and one share purchase warrant with each warrant exercisable to acquire one common share at $0.15 per share for a term of two years. The Company incurred share issuance costs of $15,000 in connection with this private placement.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued…)

e)

On July 27, 2006, the Company completed the first tranche of a private placement and issued 1,075,000 units at $0.20 per unit for proceeds of $193,500, net of issuance costs of $21,500. Each unit consisted of one common share and one-half of one Series A warrant and one whole Series B warrant. Each whole Series A warrant was exercisable to acquire one common share at $0.35 per share for a term of one year from the issuance date. Each whole Series B warrant will be exercisable to acquire one common share at $1.35 per share for a term of four years from the issuance date. During the 2007 fiscal year, the expiry date of these warrants was extended from July 27, 2007 to January 27, 2008. These warrants have since expired unexercised.

	f)	On March 15, 2006, the Company issued 50,000 shares at a value of $10,000 pursuant to a mineral property option agreement.

	g)	On August 15, 2005, the Company issued 300,000 shares of common stock at a value of $108,000 as consideration for investor relations and shareholder communication services.

	h)	On March 31, 2005, the Company issued 20,000 common shares at $0.60 per share for total cash proceeds of $12,000 pursuant to the exercise of stock options.

i)

On March 10, 2005, the Company issued 3,145,000 units at $0.30 per unit for total cash proceeds of $943,500 pursuant to a private placement. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional share at $0.40 during the first year and at $0.50 per share during the second year. The Company paid commissions of $42,210 in connection with this offering which were deducted from the proceeds.

7.	STOCK OPTIONS

In fiscal 2004, the Board of Directors approved the 2004 Stock Option Plan for a maximum of 2,500,000 shares available to be granted to directors, officers, employees and consultants. The stock option exercise price is set at the fair market value of the shares at the date of grant. The term of the stock options, once granted, is not to exceed ten years. The vesting period of the stock options is set at the discretion of the Board of Directors.

On February 23, 2005, the Board of Directors approved the 2005 Stock Option Plan for a maximum of 2,000,000 shares available to be granted to directors, officers, employees and consultants. The stock option exercise price is set at the fair market value of the shares at the date of grant. The term of the stock options, once granted, is not to exceed ten years. The vesting period of the stock options is set at the discretion of the Board of Directors.

On September 25, 2007 the Company amended the 2005 Stock Option Plan adjusting the maximum number of shares available to be granted from 2,000,000 to 2,500,000.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

7.	STOCK OPTIONS (continued…)

The change in stock options outstanding is as follows:

	2007		2006		2005
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	Of Options	Price	Of Options	Price	Of Options	Price

At January 1	2,390,000	$0.60	2,390,000	$0.60	2,410,000	$0.60
Granted	2,450,000	0.25	-	-	-	-
Excercised	-	-	-	-	(20,000)	0.60
Expired or forfeited	(2,390,000)	(0.60)	-	-	-	-

At December 31	2,450,000	$0.25	2,390,000	0.60	2,390,000	0.60

As at December 31, 2007 the following options are outstanding:

Number	Exercise
Of Options	Price	Expiry Date

2,450,000	$ 0.25	September 25, 2010

Stock-based compensation

During 2007, the Company granted 2,450,000 fully vested stock options, 2,000,000 to officers and directors and 450,000 to contractors, with a fair value of $244,304 that has been recorded as contributed surplus and stock-based compensation in the results of operations. The fair value of the stock options was estimated using the Black-Scholes option pricing model assuming a dividend yield of 0%, expected volatility of 97%, risk free interest rate of 3.99% and weighted average expected life of 3 years. The weighted average grant date fair value of the stock options was $0.10 per option.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

8.	WARRANTS

As at December 31, 2007 the following warrants are outstanding:

Number		Exercise
Of Warrants		Price	Expiry Date

537,500	*	$ 0.35	January 27, 2008
1,075,000		$ 1.35	July 27, 2010
3,275,000		$ 0.15	May 28, 2009
4,250,000		$ 0.15	August 23, 2009

9,137,500

* During the 2007 fiscal year, the expiry date of these warrants was extended from July 27, 2007 to January 27, 2008. These warrants have since expired unexercised.

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	Of Shares	Price

Balance, December 31, 2004	7,300,000	$0.16
Issued	3,145,000	0.40
Cancelled	(5,000,000)	0.04

Balance, December 31, 2005	5,445,000	0.44
Issued	1,612,500	1.02
Expired	(2,300,000)	0.50

Balance, December 31, 2006	4,757,500	0.68
Issued	7,525,000	0.15
Expired	(3,145,000)	0.50

Balance, December 31, 2007	9,137,500	$0.30

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

9.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, the Company paid management fees and consulting fees of $13,800 (2006 – $42,250; 2005 - $49,098) and rent, included in office, of $2,700 (2006 - $3,300; 2005 - $3,000) to the Vice President of the Company and management fees of $22,500 (2006 - $20,545; 2005 - $26,750) to company owned by the President of the Company. The Company also paid $18,000 (2006 - $1,400; 2005 - $2,550) consulting fees to a former director of the Company

As at December 31, 2007, the Company owed $1,155 (2006 - $6,760) to various directors and officers of the Company which is included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.	INCOME TAX

A reconciliation of income tax recovery at statutory rates with the reported income tax recovery is as follows:

	2007	2006	2005

Loss for the year	$(1,078,730)	$(413,541)	$(1,294,546)

Income tax recovery at statutory rates	$(371,000)	$(145,000)	$(453,000)
Amortization for tax purposes	(43,000)	(39,000)	(24,000)
Non-deductible items	178,000	34,000	224,000
Unrecognized benefit of non-capital losses	236,000	150,000	253,000

Total income tax recovery	$-	$-	$-

The significant components of the Company's future income tax assets and liabilities are as follows:

	2007	2006	2005
Future income tax assets:
Mineral property interests and deferred exploration costs	$227,000	$215,000	$220,000
Non-capital losses carried forward	58,000	415,000	344,000
	285,000	690,000	564,000
Valuation allowance	(285,000)	(690,000)	(564,000)
Net future income tax assets	$-	$-	$-

The Company has Canadian non-capital losses of approximately $170,000 which may be carried forward and applied against taxable income in future years. These losses, if unutilized, will expire through to 2026. Subject to certain restrictions, the Company has further resource development and exploration expenditures totalling approximately $840,000 available to reduce taxable income of future years. The future income tax benefits of these losses, resource deductions and other tax assets have not been reflected in these financial statements and have been offset by a valuation allowance.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash financing or investing transactions are as follows:

	2007	2006	2005

Shares issued for mineral property costs	$14,250	$10,000	$-
Shares issued for services	-	-	108,000
Services in exchange for share issuance obligation	-	73,333	-
Shares used to settle share issuance obligation	73,333	-	-
Shares to settle accounts payable	9,600	-	-

There were no significant non-cash financing or investing transactions for the period ended December 31, 2007.

12.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and note payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

13.	SEGMENTED INFORMATION

The Company has one reportable operating segment, being the acquisition and exploration of mineral properties. Geographical information is as follows:

	December 31,	December 31,
	2007	2006

Identifiable assets:
Mexico	$21,816	$-
Canada	5,786	4,440

	$27,602	$4,440

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

14.	SUBSEQUENT EVENTS

a)

On March 3, 2008 the Company borrowed $75,000 with the ability to increase this amount to $175,000 if needed. In return, the Company agreed to pay the lender interest at a rate of 8% per annum, compounded weekly for the first two weeks and thereafter at the rate of 24% per annum compounded weekly to be paid following the repayment of the principal. The Company also entered into a general security agreement (“GSA”) whereby the loan is secured by way of general charge over the Company’s present and after acquired personal property. The Company agreed to repay the principal and interest upon completing a financing of more than $500,000. The Company also agreed to deliver to the lender 37,500 common share purchase warrants entitling the holder to purchase common shares of the Company at $0.25 per share for a period of two years. At any time, the lender can convert any portion of the outstanding principal and interest into common shares at the rate of $0.20 per share.

b)

During February 2008, the CEO and director loaned the Company $110,000 at a rate of 5% per annum with the condition of being able to convert to shares if so desired. Another director loaned the company $25,000 at a rate of 5% per annum which will increase to 10% per annum after December 31, 2008. The director can, at any time, convert the loan to shares using the average price of the stock over the last five days trading days prior to conversion..

c)

On February 29, 2008 the Company entered into an option agreement with certain individuals whereby the Company has the option to purchase 10 claims located in the Pine Grove Mining District in Lyon County, Nevada by paying $1,000,000 as follows:

		•	$100,000 upon signing the agreement;
		•	$225,000 by January 1, 2009;
		•	$225,000 by January 1, 2010;
		•	$225,000 by January 1, 2011;
		•	$225,000 by January 1, 2012

The Company has received a notice of default as they have not yet paid the initial $100,000 but is attempting to resolve the situation.

d)

In January 2008, the Company completed a private placement of 2,067,000 units at a price of $0.20 per unit for proceeds of $413,400. Each unit consisted of one common share and one-half share purchase warrant, where each whole warrant entitles the holder to purchase one additional common share at a price of $0.25 for a period of two years. As at December 31, 2007, the Company had received $197,482 of subscriptions towards this private placement and incurred $19,900 of deferred financing fees.

	e)	In April 2008, the Company issued 200,000 shares pursuant to an option agreement. (Note 4).

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). There are no material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”).

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued…)

Adoption of new accounting policies

In June 2006, the FASB issued Interpretation No.48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109” (“FIN 48”). This interpretation clarifies the recognition threshold and measurement of a tax position taken or expected to be taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. The Company adopted the provisions of FIN 48 on January 1, 2007 and the adoption of this policy does not result in an adjustment to the Company’s financial statements.

Recent accounting pronouncement

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements.”  Among other requirements, SFAS 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” including an amendment of FASB Statement No. 115.  This pronouncement permits entities to choose to measure eligible financial instruments at fair value as of specified dates.  Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected.  SFAS 159 is effective for fiscal years beginning November 15, 2007, and early application is allowed under certain circumstances.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” which changes how business acquisitions are accounted.  SFAS 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination.  Certain provisions of this standard will, among other things, impact the determination of acquisition-date fair value of consideration paid in a business combination (including contingent considerations); exclude transaction costs from acquisition accounting; and change accounting practices for acquired contingencies, acquisition-related restructuring costs, in-process research and development, indemnification assets and tax benefits.  SFAS No. 141R is effective for business combinations and adjustments to an acquired entity’s deferred tax asset and liability balances occurring after December 31, 2008.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statement, an amendment of ARB No. 51,” which establishes new standards governing the accounting for and reporting of noncontrolling interests (NCI) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCIs (previously referred to as minority interests) be treated as a separate component of equity, not as a liability; that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions, rather than as step acquisitions or dilution gains or losses; and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance.  This standard also requires changes to certain presentation and disclosure requirements.  SFAS No. 160 is effective beginning January 1, 2009.  The provisions of the standard are to be applied to all NCI’s prospectively, except for the presentation and disclosure requirements, which are to be applied retrospectively to all periods presented.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s financial position or results of operations.

ITEM 18         FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19         EXHIBITS

Exhibit Number	Description of Exhibit
1.01	Articles of Conversion (4)
1.02	Articles of Continuance of Lincoln Gold Corporation, a Canadian federal corporation (4)
1.03	Bylaws of Lincoln Gold Corporation, a Canadian federal corporation (4)
2.01	Shareholder Rights Plan (5)
4.01	2005 Stock Option Plan, as amended (6)
4.02	Option Agreement between the Corporation and Almaden dated April 12, 2007 (1)
4.03	Form of Regulation S Subscription Agreement for May 2007 Unit Offering (2)
4.04	Lease agreement dated July 13, 2007 between Lincoln Gold Corporation and Wheeler Mining Company (6)
4.05	Lease agreement dated August 1, 2007 between Lincoln Gold Corporation and Lyon Grove, PLC (6)
4.06	Form of Regulation D Subscription Agreement for August 2007 Unit Offering (3)
4.07	Form of Regulation S Subscription Agreement for August 2007 Unit Offering (3)
11.01	Code of Ethics (6)
12.01	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (6)
12.02	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (6)
13.01	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (6)
13.02	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (6)

(1)	Previously filed as an exhibit to our Current Report on Form 8-K filed on April 18, 2007.
(2)	Previously filed as an exhibit to our Current Report on Form 8-K filed on May 18, 2007.
(3)	Previously filed as an exhibit to our Current Report on Form 8-K filed on August 28, 2007.
(4)	Previously filed as an exhibit to our Current report on Form 8-K on November 23, 2007.
(5)	Previously filed as an exhibit to our Current report on Form 6-K on July 9, 2008.
(6)	Filed as an Exhibit to this Annual Report on Form 20-F.

__________

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign on its behalf.

LINCOLN GOLD CORP.

Per:	/s/ Paul Saxton
Name:	Paul Saxton
Title:	President and Chief Executive Officer

Date:	July 14, 2008