Form 20-F
period 2008-12-31
LINCOLN GOLD CORP
filed 2009-07-15
CIK 1080535

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2008

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report .................................................

For the transition period from _______________________ to _______________________

COMMISSION FILE NUMBER: 000-25827

LINCOLN GOLD CORPORATION
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

British Columbia
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

55,392,000 Common Shares outstanding as at December 31, 2008

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [   ]    No [X]

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [   ]    No [X]

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

Yes [   ]    No [X]

________

- ii -

__________

- iii -

GENERAL

In this Annual Report, references to “we”, “us”, “our”, the “Company” and “Lincoln” mean Lincoln Gold Corporation.

We use the United States dollar as our reporting currency. All references in this document to “dollars” or “$” or “$” are expressed in United States dollars, unless otherwise indicated. References to “CDN$” refer to Canadian dollars.

Except as noted, the information set forth is as of December 31, 2008 and all information included in this document should only be considered correct as of such date.

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

Cretaceous	Geologic Period referring to rocks 66.4 to 144 million years old
Dacite	Fine-grained extrusive volcanic rock with the same composition as andesite but having less calcic plagioclase and more quartz
Devonian	Geologic Period referring to rocks 360 to 408 million years old
Dikes and sills	Generally narrow bodies of igneous rock implaced as magma along faults across bedding (dike) or along zones parallel to bedding (sill)
Epithermal	A hydrothermal mineral deposit formed within 1 km of the surface at temperatures of 50°-200°C, occurring mainly as veins
Geochemical survey	A sampling program focusing on trace elements that are commonly found associated with mineral deposits – common trace elements for gold are mercury, arsenic, and antimony.
Geologic mapping	The process of mapping geologic formations, associated rock characteristics and structural features
Geophysical survey	The systematic measurement of electrical, gravity, seismic, magnetic, or other properties as a tool to help identify rock type(s), faults, structures and minerals
Golconda thrust	A major, flat-lying fault that has transposed older rocks over younger rocks
Gossanous	An iron-bearing material that typically overlies a sulfide-bearing mineralized zone – it forms by the oxidation and leaching out of sulfur and most metals leaving hydrated iron oxides.
gpt	Grams per metric tonne

Term	Definition
Gravimeter survey	A survey using a sensitive instrument that can detect density differences in geologic formations
Hematite breccia	A rock composed of angular rock fragments with conspicuous iron-oxide minerals in the matrix and fractures
Intrusive rock	Any igneous rock (e.g. granite) that was implaced as a magma
Jurassic	Geologic Period referring to rocks 144 to 208 million years old
Lost Circulation	The loss of drilling fluids through open faults, fractures, and/or permeable rock
Lost circulation	The loss of drilling fluids through open faults, fractures, and/or permeable rock
Magnetometer survey	A survey using a sensitive instrument that can detect the distortion of the Earth’s magnetic field by different geologic formations
Mercury soil gas survey	A geochemical sampling survey in which mercury vapor is sampled and measured – mercury is typically associated with gold deposits in the Great Basin and is a “pathfinder” for finding gold deposits.
Metamorphic rock	Pre-existing rock that has been physically changed by temperature, pressure, shearing stress, or chemical environment, generally at depth in the Earth’s crust
Pathfinder elements	Trace elements that are typically associated with gold deposits – common pathfinder elements are mercury, arsenic and antimony.
Penn-Permian	Geologic Periods referring to rocks ranging from 245 to 320 million years old
Permo-Triassic	Geologic Periods referring to rocks ranging from 208 to 286 million years old
Quartz Breccia	Quartz vein material that is broken into angular fragments
Quartz Stockworks	A three-dimensional network of planar to irregular quartz veinlets closely enough spaced that the whole mass can be mined
Reverse-circulation drilling	A drilling method that minimizes contamination of drill cuttings
Roberts Mountains Thrust	A major, flat-lying fault that has transposed older rocks over younger rocks
Rock-chip sampling	The process of chipping off rock samples from outcrops for chemical analysis
Schist	A metamorphic rock that is highly foliated and readily splits into flakes or slabs commonly due to a high content of mica
Skarn deposit	Mineralization formed at the flanks and in contact with intrusive rocks
Stratigraphy	The sequence of stratified rocks
Subcrop	Bedrock just below the surface and usually contributing weathered rock material to the surficial debris
Tertiary	Geologic Period referring to rocks ranging in age from 1.6 to 66.4 million years old
Thrust sheet	A block of rock underlain by a flat-lying fault that originated from compressional forces
Triassic	Geologic Period referring to rocks 208 to 245 million years old
Tuff	A general term for consolidated volcanic ash
Tuff	Volcanic ash that has been solidified into rock
Volcanics	Generally finely crystalline or glassy igneous rocks ejected explosively or extruded at or near the Earth’s surface through volcanic action

PART I

ITEM 1           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.           Directors and Senior Management

Not applicable.

B.           Advisers

Not applicable.

C.           Auditor

Not applicable.

ITEM 2           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3           KEY INFORMATION

A.           Selected Financial Data

The following table presents selected financial data derived from our audited financial statements for the fiscal years ended December 31, 2008, 2007, 2006, 2005, and 2004. You should read this information in conjunction with our financial statements and related notes and Item 5 - “Operating and Financial Review and Prospects”.

Our independent auditor, Davidson & Company LLP, Chartered Accountants, audited our 2008, 2007, 2006, and 2005 annual financial statements. Our financial statements for the years ended December 31, 2008, 2007, 2006 and 2005 have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Note 18 to the annual financial statements for 2008, 2007 and 2006 provides descriptions of material measurement differences between Canadian GAAP and accounting principles generally accepted in the United States of America (“US GAAP”) as they relate to us and a reconciliation of our financial statements to US GAAP. Our financial statements for the years ended December 31, 2004 and 2003 have been prepared in accordance with US GAAP

All information provided in the Summary of Financial Information below and in is presented in Canadian dollars (“dollars”, “$” or “CAD$”) and is in accordance with Canadian GAAP, unless indicated otherwise.

SUMMARY OF FINANCIAL INFORMATION

Statement of Operations and Deficit Data	Years ended December 31
	2008	2007	2006	2005	2004
	CAD	CAD	CAD	USD	USD
Revenues Canadian GAAP US GAAP	$Nil Nil	$Nil Nil	$Nil Nil	$Nil Nil	$Nil Nil
Expenses Canadian GAAP US GAAP	(2,729,772) (2,729,772)	(1,163,516) (1,163,516)	(472,147) (472,147)	(1,318,543) (1,318,543)	(1,672,304) (1,672,304)
Loss for the year Canadian GAAP US GAAP	(2,683,240) (2,683,240)	(1,158,990) (1,158,990)	(469,208) (469,208)	(1,294,546) (1,294,546)	(1,691,351) (1,691,351)
Basic and diluted loss per common share Canadian GAAP US GAAP	(0.05) (0.05)	(0.02) (0.02)	(0.01) (0.01)	(0.03) (0.03)	(0.06) (0.06)

Balance Sheet Data	As at December 31
	2008	2007		2006		2005	2004
	CAD	CAD	CAD	USD	USD	USD	USD
	Canadian GAAP	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP	US GAAP
Cash and cash equivalents Working capital (deficit) Resource properties and/or equipment Total assets Total liabilities Shareholders' equity (deficit)	$ 1,553 (2,517,729) 11,679 199,450 2,527,900 (2,328,450)	$ 123,201 $ (71,665) 27,602 286,734 310,897 (24,163)	123,201 $ (71,665) 27,602 286,734 310,897 (24,163)	21,961 $ (130,363) 4,440 31,294 157,217 (125,923)	21,961 (130,363) 4,440 31,294 157,217 (125,923)	$ 132,806 $ 3,457 7,328 151,436 140,651 10,785	127,785 (43,959) - 127,785 371,744 (243,959)

We have paid no dividends on our common shares since incorporation and we do not anticipate doing so for the foreseeable future. The declaration of dividends on our common shares is within the discretion of our board of directors and will depend upon, among other factors, our earnings, capital requirements, and the operating and financial condition.

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

The risks associated with our business include:

There is no assurance that the either proposed arrangement transaction with LPT Capital or the private placement transaction to be completed by LPT Capital will complete

We entered into an arrangement agreement with LPT Capital and a wholly owned subsidiary of LPT Capital on January 15, 2009, as subsequently amended. The arrangement agreement contemplates that we would complete a business combination transaction pursuant to a court approved plan of arrangement with LPT Capital whereby LPT Capital would acquire all of our issued and outstanding common shares in exchange for the issue of 23 million post-consolidation common shares of LPT Capital to the shareholder of Lincoln Gold. Completion of this business combination transaction is subject to the completion of a private placement by LPT Capital that would raise not less than $3.38 million. If successfully completed, shareholders of Lincoln Gold would receive common shares of LPT Capital that would be tradable in Canada on the TSX Venture Exchange. There is no assurance that either the business combination transaction or the private placement financing will be completed. There is further no assurance that our shareholders will receive common shares of LPT Capital that will be traded on the TSX Venture Exchange.

If we do not obtain additional financing, our business plan will fail.

As of December 31, 2008, we had cash on hand of $1,553 and a working capital deficit of $2,517,729. As of March 31, 2009, we had cash on hand of $30,199 and working capital deficit of $2,735,505. Our business plan calls for us to spend approximately $2,200,000 in connection with the exploration and development of our mineral claims during the next twelve months, the maintenance of our interests in our mineral claims and our general and administrative expenses during the next twelve months. Based on our cash and working capital position, we will require additional financing in the approximate amount of $3,200,000 in order to complete our plan of operations for the next twelve months. We currently do not have any arrangements for financing and we may not be able to obtain financing when required. Obtaining additional financing would be subject to a number of factors, including the market price of gold. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us.

If we are unable to maintain our interests in our Nevada mineral claims, then we will lose our interests in these mineral claims.

We are required to make substantial payments in order to maintain our interests in certain of our Nevada mineral claims. Over the next twelve months, we must make payments totalling approximately $105,000 in lease and option payments in order to maintain our interests in our Pine Grove, La Bufa, and Hannah mineral properties. Our inability to make these payments due to a lack of financing or our determination not to make these payments will result in our losing our interests in these claims. If we are not able to maintain our interests in our mineral claims, then we will not be able to carry out our plan of operations.

Because we have only recently commenced preliminary exploration of our Nevada mineral claims, we face a high risk of business failure and this could result in a total loss of your investment.

We have not begun the initial stages of exploration of our mineral claims, and thus have no way to evaluate the likelihood whether we will be able to operate our business successfully. To date, we have been involved primarily in organizational activities, acquiring interests in mineral claims and in conducting preliminary exploration of mineral claims. We have not earned any revenues and have not achieved profitability as of the date of this prospectus. Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. We have no history upon which to base any assumption as to the likelihood that our business will prove successful, and we can provide no assurance to investors that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will likely fail and you will lose your entire investment.

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

We will require significant additional financing in order to continue our exploration activities, pay down debt and also continue our assessment of the commercial viability of our mineral properties.

We will require additional financing in order to carry out our acquisition, exploration and, if warranted, development activities. Failure to obtain such financing on a timely basis could cause us to forfeit our interest in certain properties, miss certain acquisition opportunities, or delay or indefinitely postpone further exploration and, if warranted, development of our projects, which could result in the possible loss of such properties or the reduction or termination of our operations. Even if we achieve revenues, if any such future revenues decrease as a result of lower commodity prices or otherwise, it will affect our ability to expend the necessary capital to replace our reserves or to maintain our production. If cash flow from operations is not sufficient to satisfy our capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or be available on favorable terms. We also need to pay down significant amounts of debt that are outstanding at this time.

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

If we do not find a joint venture partner for the continued exploration of certain of our mineral claims, we may not be able to advance the exploration work.

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

We believe we are in substantial compliance with all material laws and regulations which currently apply to our activities. However, failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. An entity engaged in natural resource exploration and development activities may be required to compensate those suffering loss or damage by reason of its activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

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

Natural resource exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to us and may delay exploration and, if applicable, development activities.

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

More specifically, we actively compete for acquisitions, leases, licenses, concessions, claims, skilled industry personnel and other related interests with a substantial number of other companies. Our ability to successfully bid on and acquire additional property rights to participate in opportunities and to identify and enter into commercial arrangements with other parties will be dependent upon developing and maintaining close working relationships with our future industry partners and joint operators and our ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

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

Incorporation

The Company was incorporated under the laws of the State of Nevada as Braden Technologies, Inc. on February 17, 1999. The Company has been engaged in the acquisition and exploration of mineral properties since inception.

Lincoln Gold Acquisition

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

Continuation to the CBCA

On November 20, 2007, the Company completed a continuation, whereby the Company changed its jurisdiction of incorporation from Nevada to the Canadian federal jurisdiction under the Canada Business Corporation Act (“CBCA”). The Company is now governed by the provisions of the CBCA and has adopted by-laws consistent with a CBCA company. The Company is a reporting issuer in Canada.

Continuation to the BCBCA

On February 18, 2009, the Company completed a continuation, whereby the Company changed its jurisdiction of incorporation from the Canadian federal jurisdiction to the Province of British Columbia under the British Columbia Business Corporation Act (“BCBCA”). The Company is now governed by the provisions of the BCBCA and has adopted articles consistent with a BCBCA company. The Company is a reporting issuer under the securities laws of the Province of British Columbia.

Subsidiaries

Lincoln has one wholly-owned subsidiary, Minera Lincoln de Mexico, S.A. de C.V., which conducts Lincoln’s mineral exploration activities and operations in Mexico.

Arrangement Agreement

On January 15, 2009, Lincoln entered into an arrangement agreement with LPT Capital Limited (“LPT”) whereby Lincoln would merge with 0843037 BC Ltd., a subsidiary of LPT (“LPT Sub”), and the shareholders of Lincoln would be issued, in aggregate, 23,000,000 post-consolidation common shares of LPT (the “Arrangement Agreement”). Lincoln would survive the merger with LPT Sub and would continue as a wholly owned subsidiary of LPT. The business combination transaction would be completed pursuant to a court approved arrangement (the “Arrangement”) completed in accordance with the BCBCA. LPT, a British Columbia company, is a capital pool company listed in Canada on the TSX Venture Exchange and the completion of the Arrangement would be its qualifying transaction on the TSX Venture Exchange (the “Qualifying Transaction”). Concurrent with and as a condition to the completion of the transaction, LPT will be required to complete a private placement financing for minimum proceeds of $3,380,000. The Qualifying Transaction has been approved in principal by the TSX Venture Exchange (“Exchange”). Lincoln and LPT are presently attempting to complete the private placement financing at the date of this Annual Report to satisfy the condition to the closing of the Arrangement. There is no assurance that either the Qualifying Transaction or the private placement financing will be completed.

The Arrangement Agreement has been subsequently amended on February 16, 2009, April 30, 2009 and June 30, 2009 in order to enable to provide additional time for the completion of the private placement to be completed by LPT as a condition to the closing of the Arrangement. There is no assurance that this private placement financing will be completed by LPT. If the financing is not completed, then the Arrangement will most likely not complete.

Conditions to Closing

The Arrangement is subject to a number of conditions precedent, including:

  the approval of the shareholders of Lincoln,

  the approval of the shareholders of LPT,

  the approval of the British Columbia Supreme Court under the BCBCA,

  the approval of the TSX Venture Exchange, and

  the completion of the Private Placement, the Consolidation and the Debt Settlement, each as described below.

Approval from the shareholders of Lincoln and LPT was obtained on February 18, 2009. Approval of the British Columbia Supreme Court was obtained on February 20, 2009. The TSX Venture Exchange has accepted the Arrangement as LPT's "Qualifying Transaction", subject only to receipt of customary post-closing filings with TSXV.

Private Placement

Concurrent with the closing of the Arrangement, LPT intends to complete a private placement (the “Private Placement”) to raise minimum proceeds of $3,380,000 to a maximum of $6,000,000 in aggregate through the sale of up to 35,294,117 units of LPT (the “LPT Units”) at a price of $0.17 per LPT Unit. The LPT Units will be comprised of one post-consolidation common share of LPT and a one-half of one LPT Warrant. Each whole LPT Warrant will be exercisable to purchase one post-consolidation common share of LPT for a period of two years at an exercise price of $0.25 per share. LPT may pay a finder’s fee to third parties in connection with the Private Placement in an aggregate amount of 8% of the gross proceeds raised under the Private Placement, payable at the election of the finder in cash or post-consolidation common shares of LPT (on the basis of $0.17 per share).

Consolidation of LPT Share Capital

As part of the structuring of the outstanding share capital of LPT in connection with the Arrangement, LPT and Lincoln agreed to a consolidation of LPT's outstanding common shares on a 1 (new) for 1.5 (old) basis (the “Consolidation”). The consolidation will reduce the outstanding number of LPT common shares, prior to completion of the Arrangement, from 6,000,000 common shares to 4,000,000 common shares. The issuance of 23,000,000 post-consolidation common shares of LPT to the shareholders of Lincoln under the Arrangement was negotiated on the basis of the share consolidation having been completed. The completion of the Consolidation is a condition to the closing of the Arrangement.

Debt Settlement

Pursuant to the Arrangement Agreement, Lincoln has agreed to convert up to $1,088,818.53 of its outstanding debt into common shares of Lincoln prior to the closing of the Arrangement (the “Debt Settlement”). Any Lincoln Shares issued under such debt conversion will then be subject to the exchange, at the exchange ratio, for post-consolidation common share of LPT pursuant to the Arrangement. Lincoln has also sought agreement from certain creditors who do not elect to participate in the debt conversion to postpone repayment of their outstanding debts until a date following the completion of the Arrangement.

Change of Name

If the Arrangement is completed, the corporate name of LPT will be changed to “Lincoln Mining Corporation” and Lincoln will continue as a wholly owned subsidiary of LPT.

Directors and Officers Post-Closing

Under the terms of the Arrangement, LPT's board of directors will consist of four (4) directors upon completion of the Arrangement. The board of directors of LPT will comprise Philip J. Walsh, Paul Saxton, Andrew Milligan and Marc S. LeBlanc. Paul Saxton will be appointed as President and Chief Executive Officer, Herrick Lau will be appointed as Chief Financial Officer and Jeffrey L. Wilson will be appointed Vice-President, Exploration.

Project Summary

Pine Grove, Nevada, USA

The Pine Grove project is located in Lyon County, Nevada. We acquired our interests in the Pine Grove property in 2007, as described below. The Pine Grove property is described in detail below under “Properties, Plants and Equipment”.

On July 13, 2007, we entered into an agreement with the Wheeler Mining Company (“Wheeler”) to lease Wheeler’s 100% owned Wheeler and Wheeler patent claims in Lyon County, Nevada from July 13, 2007 to December 31, 2022 with an exclusive option to renew the lease by written notice to December 31, 2023. If the property is and remains in commercial production by November 1 of each year after 2022, we may renew the lease for a period of one year by delivering written notice to the owner prior to November 15 of that year. We must produce a bankable feasibility study on the properties by July 1, 2009, extended to December 31, 2010,.and obtain all necessary funding to place the properties into commercial production. We must pay a net smelter royalty of 3% (at a gold price of US$450) to 7% (at a gold price of US$701) upon commencement of commercial mining production based on gold prices and the Company must pay a 5% net smelter royalty on metals or minerals other than gold produced and sold from the properties.

Pursuant to an agreement dated July 30, 2007, we purchased from Harold Votipka (“Votipka”) the Harvest lode claim, the Winter Harvest lode claim, and the Harvest fraction lode claim, each located within the Pine Grove Mining District in Lyon County, Nevada. The purchase price was US$12,000, which we have paid, and includes a 5% net smelter royalty on production payable to Votipka.

On August 1, 2007, we entered into an agreement with Lyon Grove LLC, (“Lyon Grove”) to lease the Wilson Mining Claim Group located in Lyon County, Nevada from August 1, 2007 to July 31, 2022, with an option to purchase. We can extend the term of the lease for up to ten additional one year terms providing we are conducting exploration mining activities at the expiration of the term immediately preceding the proposed extension term.

The following lease payments must be made by us:

  US$10,000 upon signing the agreement, which we have paid and

  US$25,000 prior to each one year anniversary of the lease.

The following work commitments must be made by us:

  US$25,000 by August 1, 2008

  US$25,000 by August 1, 2009

  US$50,000 by August 1, 2010

  US$50,000 by August 1, 2011

  US$25,000 by August 1, 2012 and each subsequent year

Upon commencement of production, we must pay a net smelter royalty of 3% to 7% based on gold prices.

Lyon Grove retains the right to require us to purchase the property any time after we have made application to permit and develop a mine on the property, subject to our continued obligation to pay the royalties, for US$1,000.

Subsequent to the signing of these agreements we have staked 189 claims and the total area covered is now 6 square miles. A resource estimate has been completed by MineFill Services and this report, which is to NI 43-101 standards, is filed on SEDAR.

La Bufa, Mexico

The La Bufa Project is located in the far southwest corner of the state of Chihuahua, Mexico near the town of Guadalupe y Calvo about 300 kilometers from the city of Chihuahua and 200 kilometers from the town of Hidalgo de Parral. The project is within the Guadalupe y Calvo Mining District and lies within the Sierra Madre Occidental physiographic province. The La Bufa project is comprised of three contiguous mineral concessions totaling approximately 2,291.26 hectares. We hold our interest in the La Bufa Project through our joint venture agreements with Almaden Minerals (‘Almaden”), as described below. La Bufa project is described in detail below under “Properties, Plants and Equipment”.

We originally entered into a letter of intent dated August 5, 2005 with Almaden to form a joint venture for the exploration and development of the La Bufa property. Almaden controls the property through its wholly owned Mexican subsidiary, Minera Gavilan, S.A. de C.V., a Mexican corporation that holds a 100% interest in the property. The letter of intent was superseded by a joint venture agreement dated April 12, 2007 that we entered into with Almaden and Minera Gavilan. Under the joint venture agreement, we are entitled to earn a 60% interest in the La Bufa property by undertaking an exploration work program on the property aggregating US$3,500,000 and issuing an aggregate of 1,550,000 shares to Almaden as follows:

Exploration expenditures required under work program:

  By April 12, 2008                     US$ 500,000 (incurred)
  By April 12, 2009                     US$ 750,000 (incurred)
  By April 12, 2010                     US$1,000,000
  By April 12, 2011                     US$1,250,000

Share issuances to Almaden:

  By April 19, 2007                     150,000 shares (issued April 16, 2007)
  By April 12, 2008                     200,000 shares (issued April 8, 2008)
  By April 12, 2009                     200,000 shares (issued May 4, 2009)
  By April 12, 2011                     1,000,000 shares

The JDS Property, Nevada, USA

We are the owner of the seventy-seven (77) unpatented lode claims comprising the JDS project which covers approximately 1,540 acres (2.04 sq miles). In 2004 we staked and recorded the mineral claims, which are located in Sections 14, 15, 22, 23 26 & 27 T25N R50E of Eureka County, Nevada. These mineral claims are registered in our name and are not subject to underlying lease payments or royalties. The JDS property is subject only to annual claim maintenance fees payable to the BLM and Eureka County.

In August 2008 the Company entered into an agreement with Carlin Gold US Inc. (“Carlin”) whereby the property was sold to Carlin in return for a 2% net smelter royalty. Carlin has the option to purchase 1% of the royalty for US$500,000 for each ½ of 1% of the net smelter return.

The Hannah Property, Nevada, USA

The Hannah Property is located approximately 55 miles east of Reno, Nevada in the southern portion of the Trinity Range north of Interstate 80 in Churchill County. Access is east from Reno via Interstate 80 and then north on gravel and dirt roads from Hot Springs Flat to the Property.

We have an option to acquire a 100% interest in the claims comprising the Hannah project, subject to a net smelter royalty, pursuant to an option agreement dated December 24, 2003, as amended January 7, 2007, January 10, 2008, and February 27, 2009 between us and Larry and Susan McIntosh of Gardnerville, Nevada. We have the option to acquire a 100% interest in the Hannah property by making aggregate payments to the McIntosh’s in the amount of US$210,000. We may exercise this option at any time prior to the ten year anniversary of the effective date of the agreement, being December 24, 2013. To date US$61,000 has been paid into this option agreement.

In February 2009 the Company amended the Hannah agreement whereby the US$25,000 due on January 10, 2009 would be lowered to US$16,000 and be paid US$1,000 on January 10, 2009 (paid), US$5,000 on April 10, 2009 (paid), US$5,000 on July 10, 2009 and US$5,000 on October 10, 2009. The last payment of US$50,000 due on January 10, 2013 will be increased by an amount such that the total payments made by the Company will total US$210,000.

In February 2009, the Company entered into an option agreement with Enexco International Inc. (“Enexco”), whereby Enexco can earn a 60% interest in the Hannah property by completing the following within a year:

  Pay the Company US$15,000 (received) upon signing the agreement
  Pay the underlying option payments, not to exceed US$25,000 for the year
  Make necessary claim maintenance fees and certain drilling requirements

If Enexco completes all the above items by February 2010, they will have exercised their option and acquired a 60% interest in the property. Enexco has announced that a drill program will commence on the property in June, 2009.

Reporting Issuer Status under Canadian Securities Laws

We are a reporting issuer in Canada under the securities laws of the Provinces of British Columbia, Canada.

Capital Expenditures and Divestitures

Our actual and planned principal capital expenditures since the beginning of our last four fiscal years have been with respect to the acquisition of our mineral property interests and related property and equipment as discussed above.

Takeover Offers

On January 15, 2009 the Company and LPT Capital Limited (“LPT”) entered into an arrangement agreement whereby 0843037 BC Ltd., a subsidiary of LPT, would acquire 100% of the issued common shares of the Company and in return issue to the Company’s shareholders 23,000,000 LPT shares. On February 18, 2009, the Company’s shareholders approved and completed the continuation of the Company from federal jurisdiction to British Columbia and also approved the transaction with LPT. On

February 20, 2009 the Supreme Court of British Columbia entered its final order approving the plan of arrangement. The completion of the transaction will occur in conjunction with LPT completing an equity financing to raise up to $3,380,000.

B.           Business Overview

We are engaged in the acquisition and exploration of mineral properties in the State of Nevada and northern Mexico. Our plan of operations for the next twelve months is to conduct exploration of our mineral properties in the State of Nevada and Mexico, concentrating primarily on our Pine Grove and La Bufa properties.

We presently hold interests in two groups of mineral properties in Nevada and one in northern Mexico, as described below:

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

Projects Update

During 2008 we continued our work at the Pine Grove and La Bufa properties. Our main corporate focus was to keep advancing these properties as they are very important to overall corporate development. No work was carried out at the Hannah Property, Nevada. A number of work items were completed at the Pine Grove including drilling of four holes, road building, mapping and the staking of additional claims. At the La Bufa property we applied for and received our drill permits. Early in 2008, we were able to begin our drill program and 12 holes were completed by early May. All assay results have been received and have been posted on our website. We are in the process of merging with LPT Capital Ltd through a Plan of Arrangement which will give us a TSX-V listing. This situation is ongoing at the time of writing this report. Also during the year we moved our domicile to Canada from Nevada. In 2008, we completed three private placements.

Early in the year management was able to consolidate most of the Pine Grove property. In addition, we staked 89 claims in the area to surround the Wilson, Wheeler, Votipka and Cavanaugh claims.

Subsequent to year end we staked another 99 claims to double the size of the property increasing the size of the property under our control to 6 square miles. Also, subsequent to year end, we drilled 4 additional large diameter core holes for metallurgical test purposes. The drilling of four metallurgical core holes was completed in early February and the core is being sent to McClelland Labs in Reno where all the test work will be carried out. At present, there are at least 192 surface drill holes in the property to include 29 district exploration holes, 99 holes in the Wheeler deposit, 62 holes in the Wilson deposit, and the 4 metallurgical core holes. There are an additional 17 underground drill holes; all underground workings are collapsed.

We have also been focusing on advancing the La Bufa property. Throughout the latter part of 2007, we carried out systematic exploration and sampling at La Bufa in order to better understand and plan a drill hole program for the property. Once this had been done, we applied to the government agencies and received permission for a 15 hole drill program. ,The drilling started in February of 2008. The large La Bufa gold-silver property (2,291 hectares) is located in the Guadalupe y Calvo mining district in southwestern Chihuahua State. We are looking for the southern extension of the Rosario gold-silver vein system which extends onto the La Bufa property for at least 1600 meters. Core from promising zones of veins and stockwork in a number of holes returned gold and silver values of significance. The Company completed 12 core holes in two-hole “fences” across the vein system for a total of 6000 meters of drilling. All holes were targeted to reach the 2250 meter level or deeper which was historically productive in the adjacent Rosario mine

No work was completed on the Hannah property in 2008. A number of other properties have been submitted to management but none has been acquired.

Technical Reports

We have received the following NI 43-101 compliant technical reports on our Pine Grove and La Bufa properties during 2007:

  technical report on the Pine Grove Property dated September 28, 2007, as amended December 4, 2007, prepared by David M. R. Stone of Minefill Services, Inc., ( the “Pine Grove Report”) and

  geological Report on the La Bufa property dated October 19, 2007, authored by Richard W. Bybee, P. Geo. (the “La Bufa Report”).

The technical reports include recommended exploration programs on each of our Pine Grove and La Bufa properties.

Plan of Operations

Our plan of operations for the exploration of our mineral properties over the next twelve months includes the following:

  we plan to complete the feasibility study on the property including the mine plan and closure plan, gather all the data for permitting, finalize the environmental impact statement, submit the permits to the US Forestry Service, carry out a 25 hole exploration program and update the resource modeling on the property as recommended in the Technical Report of Minefill Services, updated on September 30, 2008, as described below under Section 4.5.1 of this Listing Application, we plan to complete phase two of drilling, which may include some geophysics work, on the La Bufa property recommended in the Geological Report on the La Bufa property dated October

19, 2007, and updated on January 5, 2009, authored by Richard W. Bybee, P. Geo., as described below under Section 4.5.1 of this Listing Application.

Our planned exploration expenditures for the next twelve months on our Nevada and Mexican mineral properties, together with amounts due to maintain our interest in these claims, are summarized as follows:

Name of Property	Planned Exploration Expenditure
Exploration of Pine Grove Property, Nevada	$1,600,000
Exploration of La Bufa Property, Mexico	$600,000
Exploration of Hannah Property, Nevada	$0
Property Acquisitions	$100,000
Administration (12 months) And Debt Paydown	$900,000
Total	$3,200,000

We had cash of $30,199 and working capital deficit of 2,735,505 as of March 31, 2009. A large portion of this debt will be exchanged for shares in Lincoln at the appropriate time. We will require $3,200,000 in order to carry out our plan of operations over the next twelve months and pay down in cash a significant part of the debt. Accordingly, we require financing of the same magnitude in order to fund our plan of operations for the next twelve months. We plan to complete a further private placement of our securities in order to secure the funds necessary for us to complete our plan of operations for the next twelve months, as outlined above. There is no assurance that this financing will be achieved.

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

Employees

We have no employees and all activities and exploration programs are carried out through contracts with third parties, including geologists, engineers, drilling companies.

Government Regulation and Environmental Protection Requirements

We will be required to obtain work permits from the United States Bureau of Land Management (“BLM”) and the US Forestry Service for any exploration work on our Nevada mineral properties that results in a physical disturbance to the land. We will not be required to obtain a work permit for any phase of our proposed mineral exploration programs that does not involve any physical disturbance to the mineral claims, such as data compilation, field work and geochemical surveys. We will be required to obtain work permits for all drilling operations that we plan to conduct on our mineral properties. Prior to commencing drilling operations on any of our properties, we must submit a “Notice of Intent to Operate” to the BLM and post a bond as security for our obligation to complete reclamation activities. We will be required by the Bureau of Land Management to undertake remediation work on any work that results in physical disturbance to the mineral claims, including drilling programs. We estimate that the cost of remediation work for our drilling programs will be approximately $25,000 for each drilling program. The estimated amount of remediation work is included within our budgets for our exploration programs. The actual amount of reclamation cost will vary according to the degree of physical disturbance.

We have made all current Bureau of Land Management filings for our Nevada properties. All claims are in good standing until September 1, 2009. Applicable county fees have also been paid.

The La Bufa property is an exploration concession granted by a branch of the Mexican government and is for a three year terms. Thereafter, the La Bufa property may be converted into an exploitation concession that would have a term of fifty years. The La Bufa property is presently beginning the second year of the term of its exploration concession. An annual fee of $15.72 and $31.62 pesos per hectare is due to the Mexican federal government. The rate increases over time. The total area of the La Bufa exploration concession is 2291.26 hectares. These amounts are subject to change and adjustment by the Mexican authorities.

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

C.           Organizational Structure

We are not part of a group and have one wholly-owned subsidiary, Minera Lincoln de Mexico, S.A. de C.V. (“Lincoln Mexico”) which was incorporated in Mexico.

D.           Property, Plants and Equipment

The following sets forth information relating to our material mineral properties.

Pine Grove Property, Nevada, United States

Ownership Interest

Wheeler Patent and Wheeler Millsite Patent Claims

On July 13, 2007, we entered into an agreement with the Wheeler Mining Company (“Wheeler”) to lease Wheeler’s 100% owned Wheeler and Wheeler patent claims in Lyon County, Nevada from July 13, 2007 to December 31, 2022 with an exclusive option to renew the lease by written notice to December 31, 2023. If the property is and remains in commercial production by November 1 of each year after 2022, we may renew the lease for a period of one year by delivering written notice to the owner prior to November 15 of that year. We must produce a bankable feasibility study on the properties by July 1, 2009, extended to December 31, 2010, and obtain all necessary funding to place the properties into commercial production. We must pay a net smelter royalty of 3% (at a gold price of US$450) to 7% (at a gold price of US$701) upon commencement of commercial mining production based on gold prices and the Company must pay a 5% net smelter royalty on metals or minerals other than gold produced and sold from the properties.

Harvest Lode Claim, Winter Harvest Lode Claim and Harvest Fraction Lode Claim

Pursuant to an agreement dated July 30, 2007, we purchased from Harold Votipka (“Votipka”) the Harvest lode claim, the Winter Harvest lode claim, and the Harvest fraction lode claim, each located within the Pine Grove Mining District in Lyon County, Nevada. The purchase price was US$12,000, which we have paid, and includes a 5% net smelter royalty on production payable to Votipka.

Wilson Mining Claim Group

On August 1, 2007, we entered into an agreement with Lyon Grove LLC, (“Lyon Grove”) to lease the Wilson Mining Claim Group located in Lyon County, Nevada from August 1, 2007 to July 31, 2022, with an option to purchase. We can extend the term of the lease for up to ten additional one year terms providing we are conducting exploration mining activities at the expiration of the term immediately preceding the proposed extension term.

The following lease payments must be made by us:

US$10,000 upon signing the agreement, which we have paid and

US$25,000 prior to each one year anniversary of the lease, (the first one having been made).

We advanced to Lyon Grove a loan of $5,000 bearing an interest rate of 5% per annum to be repaid by July 31, 2008. The loan was repaid.

The lease payment made for any one calendar year may be credited against any net smelter royalty due and payable during the same calendar year.

The following work commitments must be made by us:

  US$25,000 by August 1, 2008

  US$25,000 by August 1, 2009

  US$50,000 by August 1, 2010

  US$50,000 by August 1, 2011

  US$25,000 by August 1, 2012 and each subsequent year

Upon commencement of production, we must pay a net smelter royalty of 3% to 7% based on gold prices.

Lyon Grove retains the right to require us to purchase the property any time after we have made application to permit and develop a mine on the property, subject to our continued obligation to pay the royalties, for US$1,000.

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

Present Condition of the Property and Current State of Exploration

While a NI 43-101 has been completed on the property showing resources there are no known reserves on the Pine Grove project, and Lincoln has no plant or equipment on this property.

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

The author of the Technical Report has classified the resources as inferred as defined in Section 1.2 and 1.3 of NI43-101.

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

Recommendations of the Technical Report

Based on the information compiled to date, the Technical Report concluded that the Pine Grove project appears to offer significant potential for re-activating a historical mining district. The Technical Report further concluded and recommended that, before a decision can be made, additional data collection and verification is warranted. Management has put together a work plan for the next 12 months which includes the following:

Additional Exploration

  Lands – additional claims - $30,000

  Photogrammetry – stereo orthophotos and digital topography - $30,000

  Reverse circulation drilling(drilling Wilson and Wheeler) - $175,000

(Total = 25 holes for 23,000 ft. at an all-in cost of $20.00/ft. )

  Assaying – 1800 samples - $35,000

  Contract geologists - $100,000

  Drill pads and reclamation work - $30,000

  GIS work - $10,000

  Resource update - $25,000

Sub-Total Budget - $435,000

The objective of this work is to confirm the grades and continuity of mineralization per the Teck drilling and resource estimate, and to test the lateral margins of the deposits at Wilson and Wheeler.

Metallurgical Assessment

•	Metallurgical investigation of 4 core holes drilled for this purpose - $100,000

	o	Bottle roll tests

	o	Column leach tests

	o	Environmental characterization

Feasibility including Mine Plans, Closure Plans	- $500,000

Environmental, Archaeological, Water, etc Studies	- $400,000

Permitting procedures	- $100,000

Miscellaneous Costs	- $65,000

Total Cost	- $1,600,000

There is no assurance that further exploration or feasibility work will result in a final evaluation that a commercially viable mineral deposit exists on this mineral property. Lincoln will require additional financing in order to pursue the work. Lincoln does not have sufficient financing to undertake full exploration or studies of these mineral claims at present and there is no assurance that we will be able to obtain the necessary financing.

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

On August 8, 2005, we executed a letter of intent to joint venture the property with Almaden whereby we could earn a 51% interest in the property by undertaking exploration expenditures in the minimum amount of US$2.0 million over 4 years.

On April 12, 2007, we entered into an option agreement (the “Option Agreement”) with Almaden to acquire a 60% interest in the La Bufa Property. The Option Agreement supersedes and replaces the August 8, 2005 letter of intent to joint venture the property with Almaden. Under the Option Agreement, we will be entitled to earn a 60% interest in the La Bufa Property by (a) undertaking a work program on the Bufa Property aggregating US$3,500,000 in expenditures for mining work, and (b) issuing an aggregate of 1,550,000 shares of our Common Shares to Almaden pursuant to the terms of the Option Agreement.

The US$3,500,000 of expenditures for mining work must be incurred in accordance with the following schedule:

  spend US$500,000 in expenditures (which must include drilling) on the La Bufa Property by the first anniversary of the effective date of the Option Agreement (the “Effective Date”). This obligation is a firm commitment;

  spend an additional US$750,000 on the La Bufa Property by the second anniversary of the Effective Date;

  spend an additional US$1,000,000 on the La Bufa Property by the third anniversary of the Effective Date; and

  spend an additional US$1,250,000 on the La Bufa Property by the fourth anniversary of the Effective Date.

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

We have the right to terminate the Option Agreement by giving Almaden 30 days notice of termination. Upon termination by us, we will have no further obligation to issue any shares or incur any further expenditures for mining work on the La Bufa Property, other than in respect of obligations that had accrued to the date of termination. We have completed the issuance of the initial 150,000 shares, the second issuance of 200,000 shares, and the third issuance of 200,000 shares to Almaden.

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

In 2006, we conducted aerial photography over the entire district for the purpose of generating a topographic base map suitable for detail geologic mapping. A Mexican survey crew was contracted to survey control points required to produce the topographic maps. However, heavy snow delayed the survey crew from access to the survey area. Surveying of the property was started in 2007. In February 2008 a core drilling program was initiated and completed on the La Bufa gold-silver property (2,291 hectares) in the Guadalupe y Calvo mining district in southwestern Chihuahua State. Twelve widely spaced angle core holes focused on the El Rosario gold-silver vein system which extends southward onto the La Bufa property from the historic Rosario mine. The exploration holes are generally 100 to 150+ meters apart and most are drilled in two-hole “fences” at 45°and 60°. Drilling is designed to determine the most favourable portions of the vein system in the southern part of the La Bufa property. Total drilling to date is approximately 4,466 meters with hole LB-DDH-012 still in progress.

Encouraging results have been received from over 300 meters of vein system strike length which remains open to the northwest towards the adjacent Rosario mine (Gammon Gold) over 400 meters away. Twelve drill holes are now present in the Santo Niño zone. Seven holes are from Lincoln Gold’s drilling program (2008) and five holes are from a previous operator, Grid Capital Corporation (2004). Assays are pending from holes 11 and 12. Gold-silver mineralization occurs in steeply dipping quartz-breccia veins and stockworks hosted in “Lower Volcanics” (tuffs) which overlie various coarse-grained granitic basement rocks. Results to date suggest that gold-silver mineralization occurs in the upper portion of the vein system.

Once all assays and drill logs are completed, Lincoln Gold will interpret the data and plan a phase 2 exploration program. Phase 2 will include off-set drilling of high-grade intercepts as well as step-out drilling towards the El Rosario mine. The company eagerly waits to initiate drilling in the northwestern portion of the La Bufa property where past surface samples returned assays ranging from1.07 to 4.28 gpt gold and 186 to 838 gpt silver. At least 4 km of potential vein system strike length are present northwest of the Rosario mine.

The Geological Report includes a recommendation that we acquire the El Chapito concession as soon as possible and preferably before any drilling is conducted.

Recommendations of the Geological Report

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

The anticipated budget over the next 12 months for the next work program recommended on the La Bufa property is set out below:

Activity	Amount/Persons	Time Required	Amount ($US)
Drilling
Drilling	4,000 meters (10 holes at 400m)	90 days	320,000
Drilling Support	2 geologist, helpers, includes travel	90 days	60,000
	and field expenses
Site Facilities	Equipment, Storage and Consumables	120	30,000
Analytical	1,000 samples	60 days	27,000
Metallurgical	20 samples	90 days	15,000
Data Workup	1 geologist, 1 GIS	45 days	30,000
Drilling Total			492,000
District
Reconnaissance	1 geologist	40	30,000
IP Survey	5 kilometers		30,000
Data Workup	1 geologist, 1 GIS	30	25,000
District Total			85,000
Sub Total			$577,000
Drilling & IP	Contingency		23,000
Total			$600,000

We plan plans to complete the exploration program outlined above over the next 12 to 18 months, subject to it achieving the necessary financing.

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

Lincoln has an option to acquire a 100% interest in the claims comprising the Hannah project, subject to a net smelter royalty, pursuant to an option agreement dated December 24, 2003, as amended January 7, 2007 and January 10, 2008, between us and Larry and Susan McIntosh of Gardnerville, Nevada. Lincoln has the option to acquire a 100% interest in the Hannah property by making aggregate payments to the McIntosh’s in the amount of US$210,000. Lincoln may exercise this option at any time prior to the ten year anniversary of the effective date of the agreement, being December 24, 2013. To date US$61,000 has been paid into this option agreement.

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

Lincoln has an option to acquire a 100% interest in the claims comprising the Hannah project, subject to a net smelter royalty, pursuant to an option agreement dated December 24, 2003 between us and Larry and Susan McIntosh of Gardnerville, Nevada, as optionors. Lincoln has the option to acquire a 100% interest in the Hannah property by making aggregate payments to the optionors in the amount of US$210,000. Lincoln may exercise this option at any time prior to the ten year anniversary of the effective date of the agreement, being December 24, 2013. Lincoln is obligated to make the following option payments in order to maintain our option agreement in good standing:

Date of Payment	Amount of Option Payment
December 24, 2003	US$5,000 (paid)
January 10, 2005	US$5,000 (paid)
January 10, 2006	US$10,000 (paid)

Date of Payment	Amount of Option Payment
January 10, 2007	US$15,000 (in quarterly payments)
January 10, 2008	US$20,000 (in quarterly payments)
January 10, 2009	US$16,000 (US$6,000 paid)
January 10, 2010	US$25,000
January 10, 2011	US$25,000
January 10, 2012	US$25,000
January 10, 2013	US$50,000

Lincoln will be deemed to have exercised the option upon completion of the above option payments at which time Lincoln will be entitled to a 100% interest in the Hannah property, subject to the payment of a net smelter royalty to the optionors. The net smelter royalty will be calculated as 3% of net smelter returns, as defined in the option agreement, if the price of gold is less than or equal to US$400 per ounce, and 4% of net smelter returns if the price of gold is greater than $400 per ounce. If Lincoln exercises the option, Lincoln will have the right to reduce the net smelter royalty by 1%, up to a maximum of 2%, upon the payment of US$500,000 to the optionors for each 1% of reduction as set out in the table below:

Gold Price (US$ per ounce)	Net Smelter Royalty payable on execution of the Agreement	Net Smelter Royalty payable after first payment of US$500,000	Net Smelter Royalty payable after second payment of US$500,000
Less than or equal to $400	3%	2%	1%
Greater than $400	4%	3%	2%

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

Lincoln has paid the BLM and County annual claim maintenance fees that are required to be made. Lincoln is not obligated to complete any minimum exploration expenditures or other work commitment in order to maintain it’s option on the Hannah property.

In February 2009, the Company entered into an option agreement with Enexco International Inc. (“Enexco”), whereby Enexco can earn a 60% interest in the Hannah property by completing the following within a year:

  Pay the Company US$15,000 (received) upon signing the agreement
  Pay the underlying option payments, not to exceed US$25,000 for the year
  Make necessary claim maintenance fees and certain drilling requirements

If Enexco completes all the above items by February 2010, they will have exercised their option and acquired a 60% interest in the property. Enexco has announced that a drill program will commence on the property in June, 2009.

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

Lincoln conducted in 2006 a ground magnetometer survey in the vicinity of mineralized drill holes H-1 and H-11 which were drilled in a northwest-trending, highly oxidized shear zone. Results show a magnetic high to the northwest buried under pediment gravels and a magnetic low to the southeast beneath alluvium. The abrupt transition area from low to high magnetic response offers a possible structural intersection between contrasting rocks types. Structural intersections are potential gold-silver targets.

Lincoln would like to conduct offset drilling from the two holes that encountered ore-grade gold-silver mineralization. However, Lincoln is also showing the property to multiple “juniors” who have expressed potential interest in participating in a joint venture on the Hannah Property. In February Lincoln concluded a joint venture agreement the Hannah Property with Enexco International Inc, see above. It is important to note that there is no “work obligation” in the property option agreement.

Owing to this situation, the property may sit idle, provided that Lincoln continues to make the payments required under the option agreement.

Lincoln’s plan of exploration for the Hannah Property is as follows:

Description of Phase of Exploration	Description of Exploration Work Required
Acquire Joint Venture Partner	Execute an Exploration Agreement with Option to Joint Venture with a potential joint venture partner (a “JV Partner”)
Exploration Trenching	JV Partner conducts trenching across target with an excavator
Phase 2 Drilling	JV Partner drills 5 to 10 angle RC drill holes
Data Evaluation	Evaluate results

The anticipated timetable and estimated budget for completion for each stage of exploration is as follows:

Stage of Exploration	Estimated Cost of Completion
Acquire Joint Venture Partner	$0
Exploration Trenching	$0 (Partner’s Cost)
Phase 2 Drilling	$0 (Partner’s Cost)
Bottle-Roll Metallurgical Tests	$0 (Partner’s Cost)
Data Evaluation	$2,000

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

ITEM 5           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with our financial statements, forming a part of , including note 18 to the annual financial statements, which provides reconciliations of material measurement differences between US GAAP and Canadian GAAP, as well as Item 4 – “Description of Business” of .

Unless otherwise indicated, all dollar figures ($) in this Item 5 are presented in Canadian dollars.

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

Years Ended December 31	2008	2007	2006
		(Restated -	(Restated -
	(CDN$)	CDN$)	CDN$)
Exploration Expenses (Note 6)	$2,025,586	$343,137	$115,764
Administrative Expenses
Administrative support	55,655	24,070	-
Amortization	10,066	4,630	3,277
Consulting fees	63,582	32,086	2,602
Foreign exchange (gain) loss	(26,477)	4,991	2,318
Interest expense	154,735	12,690	12,132
Investor relations	65,283	162,685	145,899
Management fees	10,488	27,773	71,248
Office	46,353	34,006	32,786
Professional fees	279,136	204,587	55,510
Property investigation and due diligence	4,116	5,528	4,336
Regulatory and shareholder services	31,965	30,111	5,750
Stock-based compensation (Note 9)	-	262,480	-
Travel and entertainment	9,284	14,742	20,526
Loss before other items	(2,729,772)	(1,163,516)	(472,148)
Other items
Interest income	674	4,526	2,940
Loss on disposition of equipment	(809)	-	-
Gain on settlement of debt (Note 8)	46,667	-	-
Loss before taxes	(2,683,240)	(1,158,990)	(469,208)
Loss and Comprehensive Loss for the year	(2,683,240)	(1,158,990)	(469,208)
Deficit, beginning of year (as restated)	(5,578,953)	(4,419,963)	(3,950,755)
Deficit, end of year	$(8,262,193)	$(5,578,953)	$(4,419,963)
Basic and diluted loss per common share	$(0.05)	$(0.02)	$(0.01)
Weighted average shares outstanding	54,260,915	47,172,000	42,366,000

Year Ended December 31, 2008 versus Year Ended December 31, 2007

We had no revenues during the year ended December 31, 2008 or the year ended December 31, 2007. We have not generated any revenue from our operations to date.

General and administrative expenses of $704,186 for 2008 were approximately $100,000 lower than the 2007 expenses of $820,379. Exploration expenditures of $2,025,586 for 2008 were significantly higher than the 2007 expenditures of $343,137 which reflects the increased exploration and property acquisition activities as a result of the acquisition and exploration of both the Pine Grove and La Bufa properties. If the 2007 stock-based compensation amount of $262,480 was not included in the 2007 general and administrative expenses then 2008 expenses were higher by approximately $146,000. The main difference between the two years is the amount of interest that has been incurred due to the number of loans and note payables that the Company owes.

B.           Liquidity and Capital Resources

Historically, our operations have been financed by advances from related parties and proceeds from issuance of common shares and equity. We anticipate continuing to rely on equity financings to continue our plan of operations.

Cash and Working Capital

Our cash position at December 31, 2008 was $1,553 compared to $123,201 as of December 31, 2007. We had a working capital deficit of $2,517,729 at December 31, 2008, compared to a working capital deficit of $71,665 as of December 31, 2007.

Plan of Operations

We estimate that our total expenditures over the next twelve months will be approximately $3,200,000 as outlined above under the heading “Plan of Operations”. Based on our planned expenditures and our working capital, we will require a minimum of approximately $3,200,000 to proceed with our plan of operations over the next twelve months, including the partial pay down of short term debt. Of the approximately $2.5M that the company shows as debt at the end of December 2008 about $1.4M will be settled as shares for debt. The other $1.1M will need to be settled in cash. In addition, we anticipate that we will require additional financing in order to pursue our exploration programs beyond the preliminary exploration programs for our mineral properties that are outlined above.

If we are unable to achieve the necessary additional financing, then we plan to reduce the amounts that we spend on our exploration activities and administrative expenses in order to be within the amount of capital resources that are available to us. Specifically, we anticipate that we would defer drilling programs pending our obtaining additional financing.

Financings

In December 2008, in consideration for a loan of US$50,000, the Company issued to the lender 100,000 shares at a value of $2,000.

In August 2008, the Company issued 583,334 shares at a value of $40,833 to settle a US$87,500 liability owing to a former consultant of the Company resulting in a gain of $46,667.

In June 2008 the Company issued a promissory note in the amount of $300,000. In consideration for this loan, the Company issued 450,000 shares valued at $42,750 to the lender.

In May 2008, the Company completed a private placement of 200,000 units at a price of $0.15 per unit for proceeds of $30,000. Each unit consisted of one common share and one-half share purchase warrant, where each whole warrant entitles the holder to purchase one additional common share at a price of $0.20 for a period of two years.

In May 2008, the Company completed a private placement of 400,000 units at a price of $0.20 per unit for proceeds of $80,000. Each unit consisted of one common share and one-half share purchase warrant, where each whole warrant entitles the holder to purchase one additional common share at a price of $0.25 for a period of two years. The Company paid finder’s fees of $30,563 in relation to these two private placements in May 2008.

On January 21, 2008 we completed a private placement of 2,067,000 units, at a price of $0.20 per unit for total proceeds of $413,400. Each unit consists of one share and one-half of one share purchase warrant. Each whole purchase warrant entitles the purchaser to acquire one additional share at a price of $0.25 per share for a for a two year period from the date of the issuance of the warrants. The securities issued in the private placement are subject to a four month hold period under Canadian Securities law expiring May 22, 2008. Finder's fees in cash were paid to a finder in this offering.

In August 2007, we completed a private placement financing for gross proceeds of $425,000 upon the issue of 4,250,000 units at $0.10 per unit. We netted $410,000 after costs of $15,000 were deducted. Each unit was comprised of one share and one share purchase warrant. Each warrant entitles the investor to purchase one additional share at a price of $0.15 per share for a two year period from the date of the issuance of the warrants.

In May 2007 the Company completed a private placement and issued 3,275,000 units at US$0.10 per unit for proceeds of US$327,500. Each unit consisted of one common share and one share purchase warrant with each warrant exercisable to acquire one common share at US$0.15 per share for a term of two years. The Company incurred share issuance costs of US$19,425 in connection with this private placement.

In April, 2007 the Company issued 210,000 shares of common stock at a value of US$23,850 pursuant to a mineral option agreement of which 60,000 shares with a value of US$9,600 relate to a mineral property payable recorded at December 31, 2006.

In February 2007, the Company issued 666,666 shares to settle a share issuance obligation

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

Outstanding Payable

Loan payable

In November 2008, the Company received loan proceeds of US$50,000 bearing an interest rate of 10% per annum, calculated and compounded monthly and must be repaid on the earlier of the closing of a financing, or the closing of the LPT transaction (Note 1), or April 15, 2009. The Company is currently in default on this loan. The Company pledged certain of the Pine Grove mineral property claims as collateral. The Company issued 100,000 common shares pursuant to this agreement as a financing cost, valued at $2,000. These shares must be equal to post consolidated shares after the LPT transaction so additional shares will need to be issued.

Convertible loan

On March 3, 2008, the Company borrowed convertible loan proceeds of $75,000. The Company also entered into a general security agreement (“GSA”) whereby the loan is secured by way of general charge over the Company’s assets. The Company agreed to repay the principal and interest upon completing a financing of more than $500,000.

The principal amount bears interest at 8% per annum, compounded weekly for the first two weeks, and thereafter at the rate of 24% per annum compounded weekly, payable following the repayment of the principal. At any time that the principal and interest shall remain outstanding, the lender has the right to convert such principal and interest to shares of common stock of the Company at a rate of $0.20 per share. The Company issued 37,500 share purchase warrants in relation to this convertible loan, with each warrant entitling the lender to purchase one common share of the Company at $0.25 per share for a period of two years. The fair value of the warrants was estimated to be $2,479 and has been treated as a transaction cost.

The fair value of the warrants of $2,479 was estimated using the Black Scholes option pricing model with the following assumptions: i) expected volatility of 93.5%; risk free interest rate of 2.6%; iii) expected weighted average life of 6 months; and iv) no dividend yield. The Company determined that the equity component of the convertible loan was not significant.

On December 18, 2008 a director of the Company paid out the convertible loan indebtedness of $75,000 plus accrued interest of $20,047 totalling $95,047 in return for the assignment of that debt. As part of such payout the third party’s general security agreement over the Company’s assets was discharged. The $95,047 debt is unsecured and accrues interest at a rate of 5% per annum. This amount is included in the convertible loans from related parties on the balance sheet.

Convertible loans from related parties

During the year ended December 31, 2008, the Company received convertible loan proceeds of $181,000 from the CEO. The principal amount bears interest at 5% per annum, and has no specific term of repayment. At any time that the principal and interest shall remain outstanding, the lender has the right to convert such principal and interest to shares of common stock of the Company at a rate equal to the average trading price of the stock over the last five days prior to conversion. The Company determined that the equity component of the convertible loan was not significant.

The Company signed an agreement whereby the $181,000 loan would be settled as $10,000 cash and the issuance of 3,420,000 shares of the Company contingent on the completion of the transaction with LPT but no later than June 30, 2009, amended to August 31, 2009.

During the year ended December 31, 2008, the Company received further convertible loan proceeds of $154,047 from a director of the Company of which $95,047 relates to the assumption of convertible loan indebtedness. The principal amount of $25,000 bears interest at 5% per annum until December 31, 2008, and at 10% per annum subsequent to December 31, 2008. The remaining principal amount of $129,047 bears interest at 5% per annum until December 31, 2009, and at 10% per annum subsequent to

December 31, 2009. At any time that the principal and interest shall remain outstanding, the lender has the right to convert such principal and interest to shares of common stock of the Company at a rate equal to the average trading price of the stock over the last five days prior to conversion. The Company determined that the equity component of the convertible loan was not significant

The Company signed an agreement whereby $59,000 of the loan would be settled with the issuance of 1,180,000 shares of the Company contingent on the completion of the transaction with LPT but no later than June 30, 2009, amended to August 31, 2009.

Notes payable

On January 28, 2004, the Company issued a US$200,000 convertible note. The note carried an interest rate of 10% compounded monthly and was due on January 28, 2006.

On September 15, 2005 the Company completed an agreement whereby the Company repaid US$100,000 of the convertible note along with US$35,000 accrued interest and agreed to repay the remaining US$100,000 within sixty days. With the completion of the first payment the conversion feature was cancelled. The note is currently in default and $46,034 of accrued interest is included in the note payable.

The Company signed an agreement whereby the US$100,000 loan would be settled for a cash payment of US$50,000 and the issuance of 1,000,000 shares of the Company contingent on the completion of the transaction with LPT but no later than June 30, 2009.

On June 16, 2008 the Company issued a promissory note in return for $300,000. The note bears interest at a rate of 10% per year. The principal and interest are payable at the earliest of June 16, 2009 or when the Company completes a financing of $1,500,000 or greater. In consideration for this loan the Company agreed to issue 450,000 shares to the lender. These shares were issued and were valued at $42,750.

The Company signed an agreement whereby the $300,000 loan would be settled for the issuance of 6,000,000 shares of the Company contingent on the completion of the transaction with LPT but no later than June 30, 2009.

On August 20, 2008, the Company issued a promissory note in the amount of $800,000 in return for drilling services accrued in accounts payable. The note is due on demand, any time after February 15, 2009, and accrues interest at 1.5% per month. After demand, the note shall accrue interest at a rate of 2% per month.

The Company signed an agreement whereby the $800,000 loan would be settled for the cash payment of $500,000 and the issuance of 6,000,000 shares of the Company contingent on the completion of the transaction with LPT by February 28, 2009 but no later than June 30, 2009, amended to August 31, 2009.

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

C.           Research and Development

Not applicable to our business.

D.           Trend Information

We consider that our ability to raise additional financing in order to complete our exploration programs and the plan of operations for our mineral properties during our fiscal year 2008 and beyond will be impacted by a number of factors, including the price of gold or other minerals, applicable laws and regulations, political conditions, currency fluctuations, the hiring of qualified people and obtaining necessary services in jurisdictions where the Company operates. The current trends relating to these factors could change at any time and negatively affect the Company's operations and business.

E.           Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes of financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, which individually or in the aggregate is material to our investment.

F.           Tabular Disclosure of Contractual Obligations

The following table outlines our current contractual obligations as at December 31, 2008:

Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$1,798,921	$1,798,921	$-	$-	$-
Capital (Finance) Lease Obligations	$-	$-	$-	$-	$-
Operating Lease Obligations	$-	$-	$-	$-	$-
Purchase Obligations	$-	$-	$-	$-	$-
Other Long-term Liabilities	$-	$-	$-	$-	$-
Total	$-	$-	$-	$-	$-

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

ITEM 6           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth information relating to our directors and senior management as at the date of :

Name	Position	Age	Position Held Since

Andrew F. B. Milligan (1)	Director and Chairman of the Board	85	April 12, 2004

Paul F. Saxton	President, Chief Executive Officer, Chief Operating Officer, Treasurer and Director	63	April 12, 2004

James Chapman	Director	54	April 12, 2004

Marc LeBlanc (1)	Director	46	Feb 28, 2008

Nathalie Pilon	Chief Financial Officer	40	March 20, 2008

Jeffrey L. Wilson	Vice-President - Exploration	60	May 12, 2005

Mary Martin	Corporate Secretary	52	Feb 1, 2008

Notes:

(1) Member of Audit Committee and Compensation Committee.

The following is biographical information on each of the persons listed above:

Paul F. Saxton, President, Chief Executive Officer, Chief Operating Officer, Treasurer and Director

Mr. Saxton was appointed as a director of the Company on March 26, 2004. Our board of directors also appointed Mr. Saxton as our chief executive officer as of March 26, 2004. Paul Saxton is a mining engineer who also holds an MBA from the University of Western Ontario. He has been active in the mining industry since 1969, holding various positions including mining engineer, mine superintendent,

President and CEO of numerous Canadian mining companies. Following 10 years with Cominco, Paul became Vice President and President of Mascot Gold Mines Ltd., initially working on the design and construction of the Nickel Plate mine in BC. Subsequently Paul became a Vice-President of Corona Corporation where he was responsible for western operations and exploration for the company and was instrumental in the re-opening of the Nickel Plate. In 1989, Paul was appointed Senior Vice President of Viceroy Resource Corporation where he was responsible for obtaining financing and the construction and operations of the Castle Mountain mine in California. As President of Loki Gold Corporation and Baja Gold Inc, Paul was responsible for bringing the Brewery Creek Gold mine into production. Following his departure from Viceroy in 1998, Paul became President of Standard Mining Corp., organizing the company and supervising its exploration activities until 2001, when Standard Mining Corp. was merged with Doublestar Resources Ltd.

Andrew F. B. Milligan, Chairman and Director

Mr. Andrew Milligan was appointed as one of our directors on March 26, 2004. Our board of directors also appointed Mr. Milligan as our chairman as of March 26, 2004. Mr. Milligan is a business executive who has concentrated on mining ventures over the past 25 years. From 1984 to 1986 he was President and Chief Executive Officer of Glamis Gold Ltd. In November 1986 he was appointed President and Chief Executive Officer of Cornucopia Resources Ltd. In 1998 and 1999 Cornucopia disposed of its gold mining interests and subsequently merged with three other companies to form Quest Investment Corporation. Mr. Milligan was a director of Quest until June, 2003. He is currently a director of several mining companies trading on both the American Stock Exchange and the TSX Venture Exchange.

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

Nathalie Pilon, Chief Financial Officer

Ms. Pilon is a graduate of the Universite de Sherbrooke and is also a Certified Management Accountant. Ms. Pilon is a financial reporting consultant for a number of listed companies on both Canadian and US exchanges. She focuses on complementing the existing financial teams of various companies by providing expertise in various accounting and financial areas.

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

Mary Martin, Corporate Secretary

Ms. Martin

Ms. Martin is an Office Administrator who has over 25 years of experience. From 2004 to 2006, she was a Contract Administrator for MacDonald Dettwiler in Richmond, BC. From 2006 to 2007, she was at Mundoro Mining Inc. and was appointed Corporate Secretary. She is currently Office Manager and Corporate Secretary of Lincoln Gold Corporation.

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

B.           Compensation

Executive Compensation

The Corporation has three (3) executive officers. During the Corporation’s financial year ended December 31, 2008 the aggregate direct remuneration paid or payable to the Corporation’s executive officers by the Corporation and its subsidiaries, all of whose financial statements are consolidated with those of the Corporation, was $70,067.

“Named Executive Officer” means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000. Mr. Paul Saxton acted as our Chief Executive Officer and Chief Financial Officer during the financial year ended December 31, 2007. None of our executive officers received total compensation exceeding $150,000 during 2008. Accordingly, Mr. Saxton and Ms. Pilon are our only Named Executive Officers. The compensation paid to the Named Executive Officers during the Corporation’s three most recently completed financial years of December 31 is as set out below:

The following table summarizes the compensation paid by us to our executive officers during our last three fiscal years ended December 31, 2008:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen -sation ($)	Securities Under Options/SA RsGranted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Paul F. Saxton President, Chief Executive Officer, and Chief Operating Officer	2008 2007 2006	$10,488 $24,174 $20,545	Nil Nil Nil	Nil Nil Nil	Nil 600,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Nathalie Pilon. Chief Financial Officer	2008	Nil	Nil	$18,638	Nil	Nil	Nil	Nil

Notes:

(1) Nathalie Pilon was appointed as Chief Financial Officer of the Corporation on March 26, 2008.

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

Options

The share options granted to the Named Executive Officers during the financial year ended December 31, 2008 were as follows:

Option Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS	Securities Under Options/ Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

No options were exercised by the Named Executive Officers during the financial year ended December 31, 2008. The values of outstanding options at December 31, 2007 were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY- End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY- End ($) Exercisable/ Unexercisable
Paul F. Saxton President, Chief Executive Officer, and Chief Operating Officer	Nil	Not Applicable	600,000/Nil	$Nil/$N/A
Nathalie Pilon, Chief Financial Officer	Nil	Not Applicable	Nil	$Nil/$N/A

No share options were repriced on behalf of the Named Executive Officers during the financial year ended December 31, 2008.

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

No directors received options under the share option plan in their capacity as a director during the financial year ended December 31, 2008:

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

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2008.

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

Composition of the Audit Committee

The following are the members of the Committee:

Marc LeBlanc	Independent(1)	Financially literate(1)

Andrew Milligan	Not Independent(1)(2)	Financially literate(1)

James Chapman	Independent(1)	Financially literate(1)

(1)	As defined by Multilateral Instrument 52-110 (“MI 52-110”).
(2)	Andrew Milligan is not considered independent under MI 52-110 as he is the Chairman of Lincoln.

Compensation Committee

The Board has adopted a charter for the Compensation Committee. The members of the compensation committee are Andrew F.B. Milligan, and Marc LeBlanc. A majority of the members of the compensation committee are independent members of the board of directors of the Corporation.

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

D.           Employees

At the date of filing we had no full-time employees and no part-time employees. We have no labor unions at this time.

E.           Share Ownership

Shares

The shareholdings of our officers and directors are set forth below as at June 19, 2009.

Name of Nominee; Current Position with the Corporation and Province and Country of Residence	Number of Common Shares	Percentage of Outstanding Common Shares Owned (1) (2)
Paul F. Saxton President, Chief Executive Officer, Chief Operating Officer, Treasurer and Director British Columbia, Canada	4,500,000	8.1%
Andrew F. B. Milligan Chairman and Director British Columbia, Canada	2,223,000	4%
James Chapman Director British Columbia, Canada	700,000	1.3%
Marc LeBlanc(7) Director British Columbia, Canada	nil	0%
Nathalie Pilon(8) Chief Financial Officer British Columbia, Canada	nil	0%
Jeffrey Wilson VP-Exploration Nevada, USA	750,000	1.3%
Mary Martin Corporate Secretary British Columbia, Canada	3,000	-%

Notes

1.	The information as to Common Shares beneficially owned or controlled is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.

2.	Based on 55,592,000 common shares issued and outstanding as of June 19, 2009.

Options

Details of the stock options held by our officers and directors are set forth below as at December 31, 2008.

Name and Position	Grant Date	Expiry Date	Exercise Price	Total
Paul F. Saxton President, Chief Executive Officer, Chief Operating Officer, Treasurer and Director British Columbia, Canada	September 25, 2007	September 25, 2010	$0.25	600,000

Name and Position	Grant Date	Expiry Date	Exercise Price	Total
Andrew F. B. Milligan Chairman and Director British Columbia, Canada	September 25, 2007	September 25, 2010	$0.25	300,000
James Chapman Director British Columbia, Canada	September 25, 2007	September 25, 2010	$0.25	300,000
Jeffrey Wilson VP-Exploration Nevada, USA	September 25, 2007	September 25, 2010	$0.25	500,000
Mary Martin Corporate Secretary British Columbia, Canada	September 25, 2007	September 25, 2010	$0.25	50,000
Total:				1,750,000

Each option may be exercised to purchase one of our common shares at the exercise price.

Warrants

Details of the share purchase warrants held by our officers and directors are set forth below as at December 31, 2008.

Name and Position	Grant Date	Expiry Date	Exercise Price	Total
Andrew Milligan Chairman and Director	May 14, 2007	May 14, 2009 Expired	$0.15	450,000
Total:				450,000

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

As part of the merger with LPT, as discussed on page 19, all outstanding stock options will be cancelled and the Company’s stock option plan will be cancelled. The stock option plan of LPT will continue.

ITEM 7           MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders Major Shareholders

We are a publicly-held corporation, with our shares held by residents of the United States, Canada and other countries. To the best of our knowledge, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of our common shares, except as follows:

Title of Class	Name and residential jurisdiction of Beneficial Owner	Number of Common Shares	Percentage of Common Shares(1)
Common	Paul F. Saxton(2) British Columbia, Canada	5,100,000(2)	9%
Common	Michael Baybak(3), California, U.S.A.	3,166,666(3)	6%

(1)

Based on 55,392,000 of our common shares issued and outstanding as of June 1, 2009. Based on beneficial share ownership data as of December 31, 2008. For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. Unless otherwise indicated, each shareholder listed has sole voting or dispositive power with respect to such common shares. Each of our common shares entitles the holder thereof to one vote.

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

Geographic Breakdown of Shareholders

Approximately 42% of our outstanding common shares are held by residents in the United States. There were approximately 30 shareholders of record resident in the United States as of December 31, 2008.

Transfer Agent

Our securities are recorded in registered form on the books of our transfer agent, ComputerShare, located at Suite 200 – 510 Burrard Street, Vancouver, British Columbia, V6C 3B9. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). We do not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

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

B.           Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transaction, which in either such case has materially affected or will materially affect us or our predecessors during each of the year ended December 31, 2008 except as follows:

  During the year ended December 31, 2008, the Company paid management fees and consulting fees of $40,941 (2007 – $14,827, 2006 – $47,937) and rent, included in office, of $2,583 (2007 - $2,901, 2006 - $3,744) to the Vice President of the Company, management fees of $10,488 (2007 - $24,174, 2006 - $23,310) to company owned by the President of the Company and consulting fees of $18,638 (2007 - $nil) to a company owned by the CFO of the Company. In December 2008, the President forgave $39,853 of management fees which is reversed against management fees.

  As at December 31, 2008, the Company owed $53,217 (2007 - $1,155) to various directors and officers of the Company which is included in accounts payable. In October 2008, amended subsequent to year-end, the Company signed an agreement whereby $32,020 of the amounts due to directors and officers would be settled through a cash payment of $7,520 and the issuance of 490,000 shares of the Company (see Note 17). At December 31, 2008, the Company owed $43,281 (2007 - $nil) for rent and administrative expenses to a Company which shares a director in common

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

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

The common shares have been quoted on the Over The Counter Bulletin Board (“OTCBB”) in the United States of America since the start of the Company. Over the counter quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions. Our common shares are quoted under the symbol “LGCPF”.

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

B.           Memorandum and Articles of Incorporation

We incorporated on February 17, 1999 as Braden Technologies, Inc. under the laws of the State of Nevada, USA. We changed our name to “Lincoln Gold Corporation” following the completion of our acquisition of and merger with Lincoln Gold Corp., a Nevada corporation, on March 26, 2004 under Chapter 92A of the Nevadas Revised Statutes. On November 20, 2007, we changed our jurisdiction of incorporation from Nevada to the Canadian federal jurisdiction under the Canada Business Corporation Act. On February 28, 2009, we changed our jurisdiction of incorporation from the Canadian federal jurisdiction to the Province of British Columbia under the Business Corporations Act (British Columbia) (the “BCBCA”). Our corporate constituting documents are comprised of our Notice of Articles ("Notice of Articles") and our Articles (“Articles”). A copy of the Notice of Articles and Articles are filed with this Annual Report on Form 20-F as exhibits (See Item 19).

The following is a summary of certain material provisions of (i) our Notice of Articles, (ii) our Articles and (iii) certain provisions of the BCBCA applicable to us:

1.           Objects and Purposes

Our Articles and Notice of Articles do not specify objects or purposes. We are entitled under the Business Corporations Act (British Columbia) to carry on all lawful businesses which can be carried on by a natural person.

2.           Directors

Director’s power to vote on a proposal, arrangement or contract in which the director is interested.

According to the Business Corporations Act (British Columbia), a director holds a disclosable interest in a contract or transaction

1.	the contract or transaction is material to the company;

2.	the company has entered, or proposes to enter, into the contract or transaction; and

3.	either of the following applies to the director:

a.	the director has a material interest in the contract or transaction;

b.	the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

However, the Business Corporations Act (British Columbia) also provides that a director does not hold a disclosable interest in a contract or transaction if:

1.
the situation that would otherwise constitute a disclosable interest arose before the coming into force of the Business Corporations Act (British Columbia) or, if the company was recognized under the Business Corporations Act (British Columbia), before that recognition, and was disclosed and approved under, or was not required to be disclosed under, the legislation that:

a.	applied to the company on or after the date on which the situation arose; and

b.	is comparable in scope and intent to the provisions of the Business Corporations Act (British Columbia);

2.	both the company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation;

3.	the company is a wholly owned subsidiary of the other party to the contract or transaction;

4.	the other party to the contract or transaction is a wholly owned subsidiary of the company; or

5.	where the director or senior officer is the sole shareholder of the company or of a corporation of which the company is a wholly owned subsidiary.

The Business Corporations Act (British Columbia) further provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because:

1.
the contract or transaction is an arrangement by way of security granted by the company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the company or an affiliate of the company;

2.	the contract or transaction relates to an indemnity or insurance;

3.
the contract or transaction relates to theremuneration of the director or senior officer in that person’s capacity as director, officer, employee or agent of the company or of an affiliate of the company;

4.
the contract or transaction relates to a loan to the company, and the director or senior officer, or a person in whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or

5.
the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

Under our Articles, a director or senior officer who holds a disclosable interest (as that term is under the Business Corporations Act (British Columbia)) in a contract or transaction into which we have entered or propose to enter:

1.
is liable to account to us for any profit that accrues to the director or senior officer under, or as a result of, the contract or transaction only if and to the extent provided in the Business Corporations Act (British Columbia);

2.
is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution;

3.
if present at the meeting of directors at which the contract or transaction is considered for approval, may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act (British Columbia). No director or intended director is disqualified by his or her office from contracting with us either with regard to the holding of any office or place of profit the director holds with us or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of us in which a director is in any way interested is invalid merely because:

(1)	a director or senior officer of the company has an interest, direct or indirect, in the contract or transaction;

(2)	a director or senior officer of the company has not disclosed an interest he or she has in the contract or transaction; or

(3)	the directors or shareholders of the company have not approved the contract or transaction in which a director or senior officer of the company has an interest.

Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

A director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for us, except as our auditor, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer. The Business Corporations Act (British Columbia) provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person’s capacity as director, officer, employee or agent of ours or of an affiliate of ours.

Borrowing powers exercisable by the directors.

Under the Articles, the directors may, on our behalf:

1.	borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they consider appropriate;

2.
issue bonds, debentures, and other debt obligations either outright or as a security for any liability or obligation of ours or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

3.	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

4.
mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of ours.

Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to us under our Articles, our Notice of Articles or the Business Corporations Act (British Columbia).

Number of shares required for a director’s qualification.

Directors need not own any of our shares in order to qualify as directors.

3.           Rights, Preferences and Restrictions Attaching to Each Class of Shares

Dividends

Dividends may be declared by the directors from time to time and may be paid wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities, or in any one or more of those ways. All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held. The Business Corporations Act (British Columbia) provides that no dividend may be paid if we are, or would thereby become, insolvent.

Voting Rights

Each of our shares is entitled to one vote on matters to which common shares ordinarily vote, including the annual election of directors, appointment of auditors and approval of corporate changes, unless special rights and restrictions have been attached to such shares. There are no special rights or restrictions attached to our shares. Directors automatically retire at each annual meeting, and may be elected thereat. There are no staggered directorships among our directors. There are no cumulative voting rights applicable to us.

Rights to Profits and Liquidation Rights

On the liquidation, dissolution, winding-up or other distribution of our assets among our shareholders, the holders of thecommon shares shall participate rateably in equal amounts per share, without preference or distinction, in our remaining assets.

Redemption

We may, subject to special rights and restrictions attached to the shares of any class or series and the Business Corporations Act (British Columbia), if authorized by our directors, purchase, redeem or otherwise acquire any of our shares at the price and upon the terms specified in such resolution. A further condition outlined in our Articles provides that we must not make payment or provide any other consideration to purchase, redeem or to otherwise acquire any of our shares if there are reasonable grounds for believing that we are either insolvent or that making such payment or providing the consideration would render us insolvent.

Sinking Fund Provisions

We have no sinking fund provisions or similar obligations.

Shares Fully Paid

All of our shares must, by applicable law, be issued as fully paid for cash, property or services. They are therefore non-assessable and not subject to further calls for payment.

Pre-emptive Rights

We have granted a pre-emptive right to Dejour to participate in all of our equity financings to the extent necessary to maintain its equity interest in us.

With respect to the rights, preferences and restrictions attaching to our common shares, there are generally no significant differences between Canadian and United States law as the shareholders, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of our shares.

4.           Changes to Rights and Restrictions to Shares

The Business Corporations Act (British Columbia) provides that a company may, by the type of shareholders’ resolution specified by the articles, or, if the articles do not specify the type of resolution, by a special resolution:

*

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

*	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

Our Articles provide that, subject to the Business Corporations Act (British Columbia) and the rights of the holders of issued shares, we may issue, allot, sell or otherwise dispose of the unissued shares and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

An ordinary resolution is a resolution of shareholders that is approved by a majority of those votes cast at a properly constituted meeting of shareholders. Our Articles provide that a special resolution is a resolution of shareholders that is approved by two thirds (66 2/3%) of those votes cast at a properly constituted meeting of shareholders.

The Business Corporations Act (British Columbia) provides that a company may reduce its capital if it is authorized to do so by a court order, or, if the capital is reduced to an amount that is not less thanthe realizable value of the company’s assets less its liabilities, by a special resolution or court order.

Generally, there are no significant differences between British Columbia and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

5.           Meetings of Shareholders

Our Articles provide that unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act (British Columbia), the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by our directors. Shareholder meetings are governed by our Articles but many important shareholder protections are also contained in the Securities Act (British Columbia) (the “BC Securities Act”) and the Business Corporations Act (British Columbia). Our Articles provide that we will provide at least 21 days’ advance written notice of any meeting of shareholders and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The directors may fix in advance a date, which is no fewer than 21 days prior to the date of the meeting for the purpose of determining shareholders entitled to receive notice of and to attend and vote at a general meeting.

The BC Securities Act and the Business Corporations Act (British Columbia) superimpose requirements that generally provide that shareholder meetings require not more than a 60 day notice period from initial public notice and that we make a thorough advance search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders. The form and content of information circulars and proxies and like matters are governed by the BC Securities Act and the Business Corporations Act (British Columbia). This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. We must hold an annual shareholder meeting open to all shareholders for personal attendance or by proxy at each shareholder’s determination. The meeting must be held within 13 months of the previous annual shareholder meeting and must present audited statements which are no more than 180 days old at such meeting.

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an annual meeting must be held and the percentage of shareholders required to call an annual meeting or an extraordinary meeting, there are generally no material differences between Canadian and United States law respecting annual meetings and extraordinary meetings

6.           Rights to Own Securities

There are no limitations under our Articles or in the Business Corporations Act (British Columbia) on the right of persons who are not citizens of Canada to hold or vote common shares.

7.           Restrictions on Changes in Control, Mergers, Acquisitions or Corporate Restructuring of the Company

Our Articles do not contain any provisions that would have the effect of delaying, deferring or preventing a change of control. We have not implemented any shareholders’ rights or other “poison pill” protection against possible take-overs. We do not have any agreements which are triggered by a take-over or other change of control. There are no provisions in our Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in our material agreements giving special rights to any person on a change in control.

The Business Corporations Act (British Columbia) does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of a company.

Generally, there are no significant differences between British Columbia and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company’s board of directors to adopt such provisions.

8.           Ownership Threshold Requiring Public Disclosure

Our Articles do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to our shareholders. There are no requirements under British Columbia corporate law to report ownership of our shares, but the BC Securities Act requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales. Effective January 31, 2003 all insider trading reports filed by our insiders pursuant to Canadian securities legislation are available on the Internet at www.sedi.ca.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the reporting requirements of the Securities Exchange Act of 1934 to disclose in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of a corporation’s issued and outstanding shares.

9.           Differences in Law between the US and Canada

Differences in the law between the United States and Canada, where applicable, have been explained above within each category.

10.           Changes in the Capital of the Company

There are no conditions imposed by our Notice of Articles or Articles which are more stringent than those required by the Business Corporations Act (British Columbia).

C.           Material Contracts

For the two years immediately preceding December 31, 2008, there were no material contracts entered into, other than contracts entered into in the ordinary course of business, to which we were a party, except as provided below:

  Arrangement Agreement among LPT Capital Ltd., Lincoln Gold Corporation and 0843037 B.C. Ltd., dated January 5, 2009,

  First Amendment to Arrangement Agreement among LPT Capital Ltd., Lincoln Gold Corporation and 0843037 B.C. Ltd., dated February 16, 2009,

  Second Arrangement Agreement among LPT Capital Ltd., Lincoln Gold Corporation and 0843037 B.C. Ltd., dated April 30, 2009, and

  Third Arrangement Agreement among LPT Capital Ltd., Lincoln Gold Corporation and 0843037 B.C. Ltd., dated June 30, 2009.

For a description of those contracts entered into in the ordinary course of business refer to Item 4A – History and Development of Company

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

ITEM 15           CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management conducted an evaluation of the effectiveness of our Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d – 15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2008. Based on such evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2008, our Company’s disclosure controls and procedures were not effective due to the identification of material weaknesses in our internal control over financial reporting described below:

Management’s Report on Internal Control over Financial Reporting; Changes in Internal Control over Financial Reporting

Under the Securities Exchange Act, our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). Our controls include policies and procedures that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and

  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the annual financial statements or inter financial statements.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is reasonable possibility that a material misstatement of our annual or interim financial statement will not be prevented or detected on a timely basis.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2008 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

In performing its assessment, management identified the following material weaknesses: absence of adequate segregation of duties relating to oversight and management of our systems. Our controller who is an outside consultant performs substantially all of our bookkeeping functions and preparation of financial statements and due to a lack of resources, oftentimes her work process and product are not monitored by other qualified management team members. The absence of such adequate segregation of duties may have an affect on the systems which we use in the evaluation and processing of certain accounts and areas and in the posting and recording of journal entries into certain accounts, most notably, our year-end financial statement closing process and debt management process.

In light of the conclusion that our internal control over financial reporting was not effective, our management is in the process of implementing a plan intended to remediate such ineffectiveness and to strengthen our internal controls over financial reporting through the implementation of certain remedial measures, which include:

1.

Improving the control and oversight of the duties relating to the systems we use in the evaluation and processing of certain accounts and areas and in the posting and recording of journal entries into certain accounts (in which material weaknesses have been identified). We have begun these improvements and expect them to be on-going.

2.	The segregation of duties relating to the processing of accounts and the recording of journal entries into certain accounts.

Because of its inherent limitations, internal control over financial reporting may not be able to prevent or detect misstatements on a timely basis, which may be a product of collusion, failure to abide by controls, error or fraud. In addition, projections of any evaluation of the internal control’s effectiveness to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, our management identified the following material weaknesses:

During the year end procedures a number of misstatements and disclosure deficiencies were identified in the draft financial statements for the year ended December 31, 2007 prepared by us. These misstatements and disclosure deficiencies sere subsequently corrected by our management and such corrections are reflected in our consolidated financial statements. Our management determined that these adjustments has resulted from control deficiencies because we do not have sufficient accounting and finance personnel with adequately comprehensive accounting knowledge to properly address certain non-routine accounting and financial reporting matters and this control deficiency constitutes a material weakness.

As at December 31, 2007, other areas of control deficiencies that could have resulted in misstatements were noted as follows:

  a lack of segregation of duties. Due to the small size of our Company there is no effective way to completely segregate tasks and as a result there is a chance of misstatement. However, management’s oversight and approval of transactions and disbursements limits the scope for inappropriate transactions;

  the audit committee did not have an independent member with financial expertise.

  we had not formalized a code of ethics;

  we had not implemented a whistleblower policy.

  we did not have any personnel with adequate understanding of US and Canadian tax;

As at December 31, 2008 we have taken actions that rectify many of these areas. They are as follows:

  We have appointed an independent director with financial expertise who serves on the audit committee

  We have adopted and formalized a code of ethics

  We have documented our corporate governance policies

  We have adopted a whistleblower policy

Our management has worked and will continue to work to strengthen the Company’s internal controls over financial reporting. Except for the actions described above, there was no change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A        AUDIT COMMITTEE FINANCIAL EXPERTS

The audit committee of our board does have an audit committee financial expert appointed in 2008. We believe that the members of our audit committee are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

ITEM 16B        CODE OF ETHICS

We have formally adopted a written code of ethics.

ITEM 16C        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed to us by our independent auditors, Davidson & Company LLP for our fiscal year ended December 31, 2008 and 2007.

	Years ended December 31
	2008	2007
Audit Fees:	$40,000	$53,340
Audit Related Fees:	Nil	Nil
Tax Fees:	$5,000	$9,500
All Other Fees:	Nil	$30,480
Total:	$45,000	$93,320

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

ITEM 16E        PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17           FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

Consolidated Financial Statements of Lincoln Gold Corporation for the year ended December 31, 2008, comprised of the following:

(a)	Independent Auditor’s Report of Davidson & Company LLP, Chartered Accountants;

(b)	Consolidated Balance Sheets as at December 31, 2008 and 2007;

(c)	Consolidated Statements of Operations, Comprehensive Loss and Deficit for the years ended December 31, 2008, 2007 and 2006;

(d)	Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006;

(e)	Notes to Consolidated Financial Statements.

ITEM 18           FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars, unless otherwise stated)

For the fiscal year ended
December 31, 2008

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Lincoln Gold Corporation

We have audited the consolidated balance sheets of Lincoln Gold Corporation as at December 31, 2008 and 2007 and the consolidated statements of operations, comprehensive loss and deficit, and cash flows for the years ended December 31, 2008, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and cash flows for the years ended December 31, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

May 15, 2009
(except as to Notes 17 and 18 which
are as of July 6, 2009)

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) to identify when there is a restatement that has a material effect on the comparability of the Company’s financial statements such as the restatement described in Note 3(c), or when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements such as the changes described in Notes 3(a), (b) and (c), or when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 2 to the financial statements. Our report to the shareholders dated May 15, 2009 (except as to Notes 17 and 18 which are as of July 6, 2009) is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

May 15, 2009
(except as to Notes 17 and 18 which
are as of July 6, 2009)

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian dollars, unless otherwise stated)

	December 31,	December 31,
	2008	2007
		(Restated -
ASSETS		Note 3)

Current
Cash	$1,553	$123,201
Receivables	7,943	3,131
Loan receivable (Note 6(d)(iii))	-	5,000
Prepaids and advances	675	107,900
	10,171	239,232

Equipment (Note 5)	11,679	27,602
Deferred financing costs (Note 17)	177,600	19,900

	$199,450	$286,734

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current
Accounts payable and accrued liabilities	$728,979	$210,897
Advance from LPT Capital Ltd. (Note 17)	66,500	-
Loan payable (Note 7a)	59,505	-
Notes payable (Note 7d)	1,329,809	100,000
Convertible loans from related parties (Note 7c)	343,107	-
	2,527,900	310,897

Shareholders' deficiency
Share capital (Note 8)
Authorized
Unlimited common shares without par value
Issued and outstanding
55,392,000 (December 31, 2007 - 51,391,666)	4,276,642	3,702,686
Share subscriptions received in advance (Note 8)	-	197,482
Accumulated other comprehensive income (Note 3)	(12,990)	(12,990)
Contributed surplus (Note 8)	1,670,091	1,667,612
Deficit	(8,262,193)	(5,578,953)

	(2,328,450)	(24,163)

	$199,450	$286,734

Ability to continue as a going concern (Note 2)
Subsequent events (Note 17)

On behalf of the Board:

“Paul Saxton”	Director	“Andrew Milligan”	Director
Paul Saxton		Andrew Milligan

The accompanying notes are an integral part of these consolidated financial statements.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Consolidated Statements of Operations, Comprehensive Loss and Deficit
(Expressed in Canadian dollars, unless otherwise stated)

Years Ended December 31	2008	2007	2006
		(Restated -	(Restated -
		Note 3)	Note 3)
Exploration Expenses (Note 6)	$2,025,586	$343,137	$115,764

Administrative Expenses
Administrative support	55,655	24,070	-
Amortization	10,066	4,630	3,277
Consulting fees	63,582	32,086	2,602
Foreign exchange (gain) loss	(26,477)	4,991	2,318
Interest expense	154,735	12,690	12,132
Investor relations	65,283	162,685	145,899
Management fees	10,488	27,773	71,248
Office	46,353	34,006	32,786
Professional fees	279,136	204,587	55,510
Property investigation and due diligence	4,116	5,528	4,336
Regulatory and shareholder services	31,965	30,111	5,750
Stock-based compensation (Note 9)	-	262,480	-
Travel and entertainment	9,284	14,742	20,526

Loss before other items	(2,729,772)	(1,163,516)	(472,148)

Other items
Interest income	674	4,526	2,940
Loss on disposition of equipment	(809)	-	-
Gain on settlement of debt (Note 8)	46,667	-	-

Loss and Comprehensive Loss for the year	(2,683,240)	(1,158,990)	(469,208)

Deficit, beginning of year (as restated)	(5,578,953)	(4,419,963)	(3,950,755)

Deficit, end of year	$(8,262,193)	$(5,578,953)	$(4,419,963)

Basic and diluted loss per common share	$(0.05)	$(0.02)	$(0.01)

Weighted average shares outstanding	54,260,915	47,172,000	42,366,000

The accompanying notes are an integral part of these consolidated financial statements.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise stated)

Years Ended December 31	2008	2007	2,006
		(Restated -	(Restated -
		Note 3)	Note 3)
Cash Flows From Operating Activities
Loss for the year	$(2,683,240)	$(1,158,990)	$(469,208)
Items not affecting cash:
Amortization	10,066	4,630	3,277
Loss on disposition of equipment	809	-	-
Shares issued for mineral property costs	31,000	16,222	11,279
Services in exchange for share obligation	-	-	83,204
Stock-based compensation	-	262,480	-
Non-cash interest expense	109,985	-	-
Warrants issued for financing cost	2,479	-	-
Shares issued for financing cost	44,750	-	-
Gain on settlement of debt	(46,667)	-	-
Exploration services for note payable	800,000	-	-
Unrealized foreign exchange	46,864	-	-
Changes in non-cash working capital items
Increase in receivables	(4,812)	(3,131)	-
Decrease (increase) in prepaids and advances	107,225	(102,193)	7,471
Increase in accounts payable and accrued liabilities	450,982	155,087	19,339
Decrease (increase) in loan receivable	5,000	(5,000)	-

Net cash used in operating activities	(1,125,559)	(830,895)	(344,638)

Cash Flows From Financing Activities
Shares issued for cash	325,918	812,986	245,054
Share issue costs	(46,127)	(47,818)	(24,505)
Proceeds from note payable	300,000	-	-
Proceeds from convertible loans from related parties	315,000	-	-
Proceeds from loan and advance	127,072	-	-
Share subscriptions received in advance	-	197,482	-
Deferred financing costs	(23,000)	(19,900)	-

Net cash provided by financing activities	998,863	942,750	220,549

Cash Flows From Investing Activities
Acquisition of equipment	(11,804)	(27,685)	-
Proceeds from disposition of equipment	16,852	-	-
Net cash provided by (used in) investing activities	5,048	(27,685)	-
Effect of foreign exchange on cash	-	13,416	(5,148)
Change in cash during the year	(121,648)	97,586	(129,237)
Cash, beginning of year	123,201	25,615	154,852
Cash, end of year	$1,553	$123,201	$25,615

Supplementary disclosure with respect to cash flows
Cash paid for interest	$-	$-	$-
Cash paid for income taxes	$-	$-	$-

Supplementary cash flow information (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

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

On November 20, 2007, the Company completed a continuation changing its corporate jurisdiction from Nevada to Canada under the Canada Business Corporations Act (“CBCA”). Unlike the Nevada jurisdiction, the Company chose under the CBCA to not have par value shares and, accordingly, prior period share capital amounts have been restated to reflect this change. In addition, the Company changed its authorized share capital from 100,000,000 shares to unlimited.

The Company is engaged in the acquisition and exploration of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit. To date, the Company has not earned any revenues and is considered to be in the exploration stage.

On January 15, 2009 the Company and LPT Capital Limited (“LPT”) entered into an arrangement agreement (Note 17) whereby 0843037 BC Ltd., a subsidiary of LPT, would acquire 100% of the issued common shares of the Company and in return issue to the Company’s shareholders 23,000,000 LPT shares. On February 18, 2009, the Company’s shareholders approved and completed the continuation of the Company from federal jurisdiction to British Columbia and also approved the transaction with LPT. On February 20, 2009 the Supreme Court of British Columbia entered its final order approving the plan of arrangement. The completion of the transaction will occur in conjunction with LPT completing an equity financing to raise up to $3,380,000.

2.	ABILITY TO CONTINUE AS A GOING CONCERN

The Company’s annual financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, these financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material. As at December 31, 2008 the Company has no source of operating cash flow and has an accumulated deficit of approximately $8.3 million. Operations for the year ended December 31, 2008 have been funded primarily from debt and the issuances of capital stock and net changes in working capital balances. The Company has a history of operating losses and has a working capital deficiency of $2,517,729 at December 31, 2008 (2007 – $71,665).

As discussed in Note 1, the Company is attempting to complete the LPT transaction and financing to assist in the operations of the Company.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES

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

Equipment

Equipment is recorded at cost and amortization is provided at a straight line bases over the following periods: Office Equipment – five years; computer software – two years; computer equipment – three years; mining equipment – three years and vehicles – three years.

Mineral property interests

The Company charges to operations all exploration and development expenses incurred prior to the determination of economically recoverable reserves. These costs would also include periodic fees such as license and maintenance fees and advance royalty payments.

The Company capitalizes direct mineral property acquisition costs and those exploration and development expenditures incurred following the determination that the property has economically recoverable reserves. Exploration costs include exploration license and maintenance fees and advance royalty payments. Mineral property acquisition costs include cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred. An exploration property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry practice for the current stage of exploration of such properties, these

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued…)

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

The Company does not have any asset retirement obligations.

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

Loss per share is calculated using the weighted average number of common shares outstanding during the year.

Financial instruments – recognition and measurement

The Company classifies all financial instruments as either held for trading, available for sale, held to maturity, loans and receivables or other financial liabilities. Financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on the financial instruments classification. Held for trading instruments are measured at fair value with unrealized gains and losses recognized in results of operations. Available for sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments held to maturity, loans and receivables and other financial liabilities are measured at amortized cost.

The Company classifies its cash as held for trading and receivables as loans and receivables. Accounts payable and accrued liabilities as well as advances, notes and loans payable are classified as other financial liabilities.

Transaction costs relating to the issuance of debt instruments are deducted from the related financial liability and amortized using the effective interest method over the term of the liability.

Comprehensive income

Comprehensive income is defined as the change in equity (net assets) from transactions and other events from non-owner sources. Other comprehensive income is defines as revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. This would include holding gains and losses from financial instruments classified as available for sale.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued…)

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

Adoption of new accounting policies:

The Company adopted the following new accounting policies effective January 1, 2008:

(a)	Financial instruments

The AcSB issued CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires an increased emphasis on disclosing the nature and the extent of risk arising from financial statements and how the entity manages those risks. This section, together with Section 3863, “Financial Instruments – Presentation”, replaced Section 3861, “Financial Instruments – Disclosure and Presentation”. Section 3863, Financial Instruments - Presentation establishes standards for presentation of financial instruments and non-financial derivatives. Other than the additional disclosure in Note 14, the adoption of these Sections has had no significant impact on the Company’s financial statements.

(b)	Capital disclosures

The AcSB issued CICA Handbook Section 1535, Capital Disclosures, which establishes standards for the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. Other than the additional disclosure in Note 13 the adoption of this section has had no significant impact on the Company’s financial statements.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued…)

(c)	Foreign currency translation

Effective January 1, 2008, the Company adopted the Canadian (CA) dollar as its functional and reporting currency, as a significant portion of its expenses, assets, liabilities and financing are denominated in CA dollars. All currency figures reported in these consolidated statements are reported in CA dollars, unless otherwise specified. Prior to January 1, 2008, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in the United States (US) dollar which was also the Company’s functional currency at that time. The related financial statements and corresponding notes prior to January 1, 2008 have been restated to CA dollars for comparison to the 2008 financial results. Using the current rate method the result of this change was an opening adjustment to accumulated other comprehensive loss of $12,990. There were no significant exchange gains or losses related to this method to be recorded as accumulated other comprehensive income. Accordingly, there are no material differences between loss and comprehensive loss for the years presented.

Monetary assets and liabilities denominated in currencies other than CA dollar are translated at exchange rates in effect at the balance sheet dates. Non-monetary balance sheet items denominated in currencies other than CA dollar are translated at the rates of exchange in effect at the time the items arose. Revenue and expenses are translated at the exchange rates in effect at the time of the transaction. Gains and losses arising from fluctuations in exchange rates are included in operations

4.	RECENT ACCOUNTING PRONOUNCEMENTS

(a)	Goodwill and intangible assets

The Company will adopt the new standard CICA Handbook Section 3064, Goodwill and Intangible Assets (Section 3064) for its fiscal year beginning January 1, 2009. This Section replaces Section 3062,

Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

(b)	Business combinations, non-controlling interest and consolidated financial statements

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, 1601, Consolidated Financial Statements and 1602, Non-controlling Interests which replace CICA Handbook Sections 1581,

Business Combinations and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination standard under IFRS. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted and all three Sections must be adopted concurrently.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

4.	RECENT ACCOUNTING PRONOUNCEMENTS (continued…)

(c)	International financial reporting standards (“IFRS”)

In addition to the above new accounting pronouncements the Canadian Accounting Standards Board ("AcSB") in 2006 published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a five-year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-accountable enterprises to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

5.	EQUIPMENT

	December 31, 2008			December 31, 2007

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Computer equipment	$7,610	$5,816	$1,794	$7,610	$4,181	$3,429
Computer software	1,345	1,345	-	1,345	1,345	-
Mining equipment	11,804	3,431	8,373	-	-	-
Office equipment	4,225	2,713	1,512	4,225	1,868	2,357
Vehicle	-	-	-	23,597	1,781	21,816

	$24,984	$13,305	$11,679	$36,777	$9,175	$27,602

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

6.	MINERAL PROPERTY INTERESTS

The Company’s mineral property interests are comprised of properties located in the United States and in Mexico.

During the year ended December 31, 2008, the Company incurred exploration expenditures as follows:

	United States			Mexico
	Hannah	JDS	Pine Grove	La Bufa	Total
Exploration and related expenditures
Option, lease and advance
royalty payments	$11,030	$-	$58,250	$31,000	$100,280
Geochemistry	-	-	-	476	476
Contractors	1,047	996	64,479	92,223	158,745
Drilling and metallurgical	-	-	269,895	1,259,242	1,529,137
General administration	-	-	8,660	35,867	44,527
Geologic mapping and imagery	-	-	409	236	645
Maintenance	3,370	(1,080)	67,898	5,975	76,163
Field supplies	-	-	2,220	12,903	15,123
Resource estimation	-	-	26,439	-	26,439
Reclamation	(1,383)	-	-	-	(1,383)
Shipping	-	-	-	401	401
Travel and accommodation	263	104	11,083	63,583	75,033

Total mineral property expenditures	$14,327	$20	$509,333	$1,501,906	$2,025,586

During the year ended December 31, 2007, the Company incurred exploration expenditures as follows:

	United States				Mexico
	Hannah	JDS	Jenny Hill	Pine Grove	La Bufa	Total
Exploration and related expenditures
Option, lease and advance
royalty payments	$16,116	$-	$-	$34,381	$15,310	$65,807
Geochemistry	-	-	-	-	8,632	8,632
Contractors	4,969	144	430	9,499	66,537	81,579
General administration	35	-	13	6,926	29,054	36,028
Geologic mapping and imagery	-	-	-	50	21,660	21,710
Maintenance	3,304	-	-	47,853	15,160	66,317
Field supplies	-	-	-	34	434	468
Resource estimation	-	-	-	53,800	-	53,800
Shipping	-	-	-	38	-	38
Travel and accommodation	117	-	159	1,564	6,918	8,758

Total mineral property expenditures	$24,541	$144	$602	$154,145	$163,705	$343,137

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

6.	MINERAL PROPERTY INTERESTS (continued…)

During the year ended December 31, 2006, the Company incurred exploration expenditures as follows:

	United Sates				Mexico
	Hannah	JDS	Pine Grove	General	La Bufa	Total

Exploration and related expenditures
Option, lease and advance
royalty payments	$-	$-	$-	$-	$22,238	$22,238
Geochemistry	-	4,953	-	-	31,595	36,548
Contractors	2,562	558	2,496	292	12,729	18,637
General administration	36	47	58	73	140	354
Geophysics	1,135	-	-	-	-	1,135
Maintenance	14,838	-	-	-	2,621	17,459
Field supplies	6	-	-	-	-	6
Imagery	-	-	-	-	17,484	17,484
Travel and accommodation	474	-	389	-	1,040	1,903

Total mineral property expenditures	$19,051	$5,558	$2,943	$365	$87,847	$115,764

United States

(a)	Hannah Property

In December 2003, the Company entered into an option agreement to acquire a 100% interest in certain unpatented lode claims situated in Churchill County, Nevada, USA. The option agreement called for net smelter royalties of 1% to 4% upon production. Pursuant to the option agreement, the Company is required to make option payments totaling US$210,000 as follows:

  US$5,000 upon signing the agreement (paid);
  US$5,000 on January 10, 2005 (paid);
  US$10,000 on January 10, 2006 (paid);
  US$15,000 on January 10, 2007 (paid; see below);
  US$25,000 on January 10th of each year from 2008 to 2012 (see below) and;
  US$50,000 on January 10, 2013.

In January 2007 the Company amended the Hannah agreement whereby the US$15,000 due on January 10, 2007 would be paid in equal quarterly installments of US$3,750 (paid).

In January 2008 the Company amended the Hannah agreement whereby the US$25,000 due on January 10, 2008 would be lowered to US$20,000 and be paid in equal quarterly installments throughout 2008. At December 31, 2008 US$10,000 was paid and the remaining US$10,000 paid subsequent to year-end.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

6.	MINERAL PROPERTY INTERESTS (continued…)

(b)	Hannah Property (continued…)

In February 2009 the Company amended the Hannah agreement whereby the US$25,000 due on January 10, 2009 would be lowered to US$16,000 and be paid US$1,000 on January 10, 2009 (paid), US$5,000 on April 10, 2009 (paid), US$5,000 on July 10, 2009 and US$5,000 on October 10, 2009. The last payment of US$50,000 due on January 10, 2013 will be increased by an amount such that the total payments made by the Company will total US$210,000.

In February 2009, the Company then entered into an option agreement with Enexco International Inc. (“Enexco”), whereby Enexco can earn a 60% interest in the Hannah property by completing the following within a year:

  Pay the Company US$15,000 (received) upon signing the agreement
  Pay the underlying option payments, not to exceed US$25,000 for the year
  Make necessary claim maintenance fees and certain drilling requirements

If Enexco completes all the above items, they will have exercised their option and earned a 60% interest in the property.

(c)	JDS Property

In fiscal 2004, the Company acquired, by staking, a 100% interest in certain mineral claims in Eureka County, Nevada, USA.

In August 2008 the Company entered into an agreement with Carlin Gold US Inc. (“Carlin”) whereby they sold the property to Carlin in return for a 2% net smelter royalty. Carlin has the option to purchase 1% of the royalty for US$500,000 for each ½ of 1% of the net smelter return.

(d)	Jenny Hill Property

In September 2004, the Company entered into a mining lease and option to purchase agreement comprising certain mineral claims situated in Mineral and Nye Counties, Nevada for a term of seven years. The agreement called for the Company to make option payments $1,500,000 ($45,000 paid) over a seven year period and complete a work program on the property of $50,000 in the first lease year and $100,000 for the second and each subsequent lease year until the option was completed. The agreement was subject to a net smelter return of 2%.

During fiscal 2007, the Company decided not to pursue exploration on this property and terminated the option agreement.

(e)	Pine Grove Property

During fiscal 2007 the Company entered into three separate agreements with Wheeler Mining Company (“Wheeler”), Lyon Grove, LLC (“Lyon Grove”) and Harold Votipka (“Votipka”) which collectively comprise the Pine Grove Property.

i)

In July 2007 the Company entered into an agreement with Wheeler to lease Wheeler’s 100% owned mining claims in Lyon County, Nevada from July 13, 2007 to December 31, 2022 with an exclusive option to renew the lease by written notice to December 31, 2023. If the property is and remains in commercial production by November 1 of each year after 2022, the Company may renew the lease for a period of one year by delivering written notice to the owner prior to November 15 of that year.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

6.	MINERAL PROPERTY INTERESTS (continued…)

(d)	Pine Grove Property (continued…)

The Company must produce a bankable feasibility study on the properties by July 1, 2009 (extended to December 31, 2010) and obtain all necessary funding to place the properties into commercial production. The Company must pay a net smelter royalty of 3% - 7% upon commencement of commercial mining production based on gold prices and the Company must pay a 5% net smelter royalty on metals or minerals other than gold produced and sold from the properties.

The following non-refundable advance net smelter royalty payments must be made by the Company:

US$10,000 upon signing the agreement (paid); and US$30,000 prior to each one year anniversary of the lease (paid November 2008).

ii)

In July 2007 the Company entered into an agreement with Votipka to acquire three claims located within the Pine Grove Mining District in Lyon County, Nevada in return for a payment of US$12,000 (paid in 2007). Upon commencement of commercial production, the Company will pay a 5% net smelter royalty to Votipka.

iii)

In August 2007 the Company entered into an agreement with Lyon Grove to lease the Wilson Mining Claim Group located in Lyon County, Nevada from August 1, 2007 to July 31, 2022, with an option to purchase. The Company can extend the term of the lease for up to ten additional one year terms providing the Company is conducting exploration mining activities at the expiration of the term immediately preceding the proposed extension term.

The following lease payments must be made by the Company:

US$10,000 upon signing the agreement (paid) and US$25,000 prior to each one year anniversary of the lease (paid November 2008).
The Company advanced US$5,000 bearing an interest rate of 5% per annum to be repaid by July 31, 2008. The loan and interest was offset against the lease payment due on August 1, 2008.

The lease payment made for any one calendar year may be credited against any net smelter royalty due and payable during the same calendar year.

The following work commitments must be made by the Company:

US$25,000 by August 1, 2008; (incurred) US$25,000 by August 1, 2009; US$50,000 by August 1, 2010; US$50,000 by August 1, 2011 US$25,000 by August 1, 2012 and each subsequent lease year
Upon commencement of production the Company must pay a net smelter royalty of 3% - 7% based on gold prices.

Lyon Grove retains the right to require the Company to purchase the property any time after the Company has made application to permit and develop a mine on the property, subject to the Company’s continued obligation to pay the royalties, for US$1,000.

Pursuant to a loan agreement (Note 7a), the Company has pledged certain Pine Grove properties as collateral for a loan that is currently in default.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

6.	MINERAL PROPERTY INTERESTS (continued…)

Mexico

La Bufa Property

On August 5, 2005, the Company entered into a Letter of Intent with Almaden Minerals Ltd. (“Almaden”) to form a joint venture for the exploration and development of the La Bufa property, located in Chihuahua, Mexico. Under the Letter of Intent, the Company may acquire a 51% interest in the La Bufa property by spending US$2,000,000 on the property over four years and by issuing 350,000 shares of the Company to Almaden over a five year period (50,000 shares issued at a value of US$10,000 on March 15, 2006). The Company issued 60,000 shares, valued at US$9,600 on April 16, 2007.

On April 12, 2007, the Company entered into an option agreement with Almaden to acquire a 60% interest in the La Bufa property located in Chihuahua, Mexico. This agreement replaces the prior Letter of Intent. The agreement calls for the Company to undertake a work program on the property aggregating US$3,500,000 and issuing an aggregate of 1,550,000 shares as follows:

Work Program:
•	By April 12, 2008	US$ 500,000 (incurred)
•	By April 12, 2009	US$ 750,000 (incurred)
•	By April 12, 2010	US$1,000,000
•	By April 12, 2011	US$1,250,000
Share issuances:
•	By April 19, 2007	150,000 shares (issued April 16, 2007)
•	By April 12, 2008	200,000 shares (issued April 8, 2008)
•	By April 12, 2009	200,000 shares (issued May 4, 2009)
•	By April 12, 2011	1,000,000 shares

7.	NOTES PAYABLE

a)	Loan payable

In November 2008, the Company received loan proceeds of US$50,000 bearing an interest rate of 10% per annum, calculated and compounded monthly and must be repaid on the earlier of the closing of a financing, or the closing of the LPT transaction (Note 1), or April 15, 2009. The Company is currently in default on this loan. The Company pledged certain of the Pine Grove mineral property claims as collateral. The Company issued 100,000 common shares pursuant to this agreement as a financing cost, valued at $2,000. These shares must be equal to post consolidated shares after the LPT transaction so additional shares will need to be issued.

b)	Convertible loan

On March 3, 2008, the Company borrowed convertible loan proceeds of $75,000. The Company also entered into a general security agreement (“GSA”) whereby the loan is secured by way of general charge over the Company’s assets. The Company agreed to repay the principal and interest upon completing a financing of more than $500,000.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

7.	NOTES PAYABLE (continued…)

The principal amount bears interest at 8% per annum, compounded weekly for the first two weeks, and thereafter at the rate of 24% per annum compounded weekly, payable following the repayment of the principal. At any time that the principal and interest shall remain outstanding, the lender has the right to convert such principal and interest to shares of common stock of the Company at a rate of $0.20 per share. The Company issued 37,500 share purchase warrants in relation to this convertible loan, with each warrant entitling the lender to purchase one common share of the Company at $0.25 per share for a period of two years. The fair value of the warrants was estimated to be $2,479 and has been treated as a transaction cost.

The fair value of the warrants of $2,479 was estimated using the Black Scholes option pricing model with the following assumptions: i) expected volatility of 93.5%; risk free interest rate of 2.6%; iii) expected weighted average life of 6 months; and iv) no dividend yield. The Company determined that the equity component of the convertible loan was not significant.

On December 18, 2008 a director of the Company paid out the convertible loan indebtedness of $75,000 plus accrued interest of $20,047 totalling $95,047 in return for the assignment of that debt. As part of such payout the third party’s general security agreement over the Company’s assets was discharged. The $95,047 debt is unsecured and accrues interest at a rate of 5% per annum. This amount is included in the convertible loans from related parties on the balance sheet.

c)           Convertible loans from related parties

During the year ended December 31, 2008, the Company received convertible loan proceeds of $181,000 from the CEO. The principal amount bears interest at 5% per annum, and has no specific term of repayment. At any time that the principal and interest shall remain outstanding, the lender has the right to convert such principal and interest to shares of common stock of the Company at a rate equal to the average trading price of the stock over the last five days prior to conversion. The Company determined that the equity component of the convertible loan was not significant.

The Company signed an agreement whereby the $181,000 loan would be settled as $10,000 cash and the issuance of 3,420,000 shares of the Company contingent on the completion of the transaction with LPT but no later than June 30, 2009 (see Note 17).

During the year ended December 31, 2008, the Company received further convertible loan proceeds of $154,047 from a director of the Company of which $95,047 relates to the assumption of convertible loan indebtedness noted above in 7b). The principal amount of $25,000 bears interest at 5% per annum until December 31, 2008, and at 10% per annum subsequent to December 31, 2008. The remaining principal amount of $129,047 bears interest at 5% per annum until December 31, 2009, and at 10% per annum subsequent to December 31, 2009. At any time that the principal and interest shall remain outstanding, the lender has the right to convert such principal and interest to shares of common stock of the Company at a rate equal to the average trading price of the stock over the last five days prior to conversion. The Company determined that the equity component of the convertible loan was not significant

The Company signed an agreement whereby $59,000 of the loan would be settled with the issuance of 1,180,000 shares of the Company contingent on the completion of the transaction with LPT but no later than June 30, 2009 (see Note 17).

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

7.	NOTES PAYABLE (continued…)

d)	Notes payable

On January 28, 2004, the Company issued a US$200,000 convertible note. The note carried an interest rate of 10% compounded monthly and was due on January 28, 2006.

On September 15, 2005 the Company completed an agreement whereby the Company repaid US$100,000 of the convertible note along with US$35,000 accrued interest and agreed to repay the remaining US$100,000 within sixty days. With the completion of the first payment the conversion feature was cancelled. The note is currently in default and $46,034 of accrued interest is included in the note payable.

The Company signed an agreement whereby the US$100,000 loan would be settled for a cash payment of US$50,000 and the issuance of 1,000,000 shares of the Company contingent on the completion of the transaction with LPT but no later than June 30, 2009 (see Note 17).

On June 16, 2008 the Company issued a promissory note in return for $300,000. The note bears interest at a rate of 10% per year. The principal and interest are payable at the earliest of June 16, 2009 or when the Company completes a financing of $1,500,000 or greater. In consideration for this loan the Company agreed to issue 450,000 shares to the lender. These shares were issued and were valued at $42,750.

The Company signed an agreement whereby the $300,000 loan would be settled for the issuance of 6,000,000 shares of the Company contingent on the completion of the transaction with LPT but no later than June 30, 2009 (see Note 17).

On August 20, 2008, the Company issued a promissory note in the amount of $800,000 in return for drilling services accrued in accounts payable. The note is due on demand, any time after February 15, 2009, and accrues interest at 1.5% per month. After demand, the note shall accrue interest at a rate of 2% per month.

The Company signed an agreement whereby the $800,000 loan would be settled for the cash payment of $500,000 and the issuance of 6,000,000 shares of the Company contingent on the completion of the transaction with LPT by February 28, 2009 but no later than June 30, 2009 (see Note 17).

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

8.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

	Number	Share	Contributed
	of Shares	Capital	Surplus

Balance, December 31, 2005	41,865,000	$2,593,106	$1,405,132
Shares issued for mineral property	50,000	11,279	-
Private placement	1,075,000	245,054	-
Share issue costs	-	(24,505)	-

Balance, December 31, 2006	42,990,000	2,824,934	1,405,132
Shares issued for obligation	666,666	85,434	-
Shares issued for mineral property	210,000	27,150	-
Private placement	7,525,000	812,986	-
Share issue costs	-	(47,818)	-
Stock-based compensation	-	-	262,480

Balance, December 31, 2007	51,391,666	3,702,686	1,667,612
Warrants issued for financing costs	-	-	2,479
Private placement	2,067,000	413,400	-
Share issue costs	-	(35,375)	-
Shares issued for mineral property expenditures	200,000	31,000	-
Private placements	600,000	110,000	-
Share issue costs	-	(30,652)	-
Shares issued for financing cost	550,000	44,750	-
Shares issued for debt settlement	583,334	40,833	-

Balance, December 31, 2008	55,392,000	$4,276,642	$1,670,091

Share issuances

In December 2008, in consideration for a loan of US$50,000, the Company issued to the lender 100,000 shares at a value of $2,000.

In August 2008, the Company issued 583,334 shares at a value of $40,833 to settle a US$87,500 liability owing to a former consultant of the Company resulting in a gain of $46,667.

In June 2008 the Company issued a promissory note in the amount of $300,000. In consideration for this loan, the Company issued 450,000 shares valued at $42,750 to the lender.

In May 2008, the Company completed a private placement of 200,000 units at a price of $0.15 per unit for proceeds of $30,000. Each unit consisted of one common share and one-half share purchase warrant, where each whole warrant entitles the holder to purchase one additional common share at a price of $0.20 for a period of two years.

In May 2008, the Company completed a private placement of 400,000 units at a price of $0.20 per unit for proceeds of $80,000. Each unit consisted of one common share and one-half share purchase warrant, where each whole warrant entitles the holder to purchase one additional common share at a price of $0.25 for a period of two years. The Company paid finder’s fees of $30,563 in relation to these two private placements in May 2008.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

8.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued…)

In January 2008, the Company completed a private placement of 2,067,000 units at a price of $0.20 per unit for proceeds of $413,400. Each unit consisted of one common share and one-half share purchase warrant, where each whole warrant entitles the holder to purchase one additional common share at a price of $0.25 for a period of two years. The Company paid finder’s fees of $35,375 in relation to this private placement. As at December 31, 2007, the Company had received $197,482 of subscriptions towards this private placement and incurred $19,900 of deferred financing fees.

In August, 2007 the Company completed a private placement and issued 4,250,000 units at US$0.10 per unit for gross proceeds of US$425,000. Each unit consisted of one common share and one share purchase warrant with each warrant exercisable to acquire one common share at US$0.15 per share for a term of two years. The Company incurred share issuance costs of US$15,000 in connection with this private placement

In May 2007 the Company completed a private placement and issued 3,275,000 units at US$0.10 per unit for proceeds of US$327,500. Each unit consisted of one common share and one share purchase warrant with each warrant exercisable to acquire one common share at US$0.15 per share for a term of two years. The Company incurred share issuance costs of US$19,425 in connection with this private placement.

In April, 2007 the Company issued 210,000 shares of common stock at a value of US$23,850 pursuant to a mineral option agreement of which 60,000 shares with a value of US$9,600 relate to a mineral property payable recorded at December 31, 2006.

In February 2007, the Company issued 666,666 shares to settle a share issuance obligation.

In July 2006, the Company completed the first tranche of a private placement and issued 1,075,000 units at US$0.20 per unit for net cash proceeds of US$193,500, net of share issuance costs of US$21,500. Each unit consists of one common share and one-half of one Series A warrant and one whole Series B warrant. Each whole Series A warrant will be exercisable to acquire one common share at US$0.35 per share for a term of one year from the issuance date. Each whole Series B warrant will be exercisable to acquire one common share at US$1.35 per share for a term of four years from the issuance date. During the 2007 fiscal year, the expiry date of these warrants was extended from July 27, 2007 to January 28, 2008. These warrants have since expired unexercised.

In March 2006, the Company issued 50,000 shares at a value of US$10,000 pursuant to a mineral property option agreement.

9.	STOCK OPTIONS

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
(Expressed in Canadian dollars, unless otherwise stated)

stock options, once granted, is not to exceed ten years. The vesting period of the stock options is set at the discretion of the Board of Directors.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

9.	STOCK OPTIONS (continued…)

On September 25, 2007 the Company amended the 2005 Stock Option Plan adjusting the maximum number of shares available to be granted from 2,000,000 to 2,500,000.

The change in stock options outstanding is as follows:

	December 31, 2008		December 31, 2007		December 31, 2006
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	Of Options	Price	Of Options	Price	Of Options	Price

At January 1	2,450,000	US$ 0.25	2,390,000	US$ 0.60	2,390,000	US$ 0.60
Granted	-	-	2,450,000	0.25	-	-
Exercised	-	-	-	-	-	-
Expired or forfeited	-	-	(2,390,000)	(0.60)	-	-

At December 31	2,450,000	US$ 0.25	2,450,000	US$ 0.25	2,390,000	US$ 0.60

As at December 31, 2008 the following options are outstanding:

Number	Exercise
Of Options	Price	Expiry Date

2,450,000	US $ 0.25	September 25, 2010

Stock-based compensation

During 2007, the Company granted 2,450,000 fully vested stock options, 2,000,000 to officers and directors and 450,000 to contractors, with a fair value of $262,480 that has been recorded as contributed surplus and stock-based compensation in the results or operations. The fair value of the stock options granted was estimated using the Black-Scholes option pricing model assuming a dividend yield of 0%, expected volatility of 97%, risk free interest rate of 3.99% and weighted average expected life of 3 years. The weighted average grant date fair vale of the stock options granted was $0.10 per option.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

10.	WARRANTS

As at December 31, 2008 the following warrants are outstanding:

Number		Exercise
Of Warrants		Price	Expiry Date

1,075,000	US	$1.35	July 27, 2010
3,275,000	US	$0.15	May 14, 2009 (expired)
4,250,000	US	$0.15	August 23, 2009
1,033,500		$0.25	January 21, 2010
37,500		$0.25	March 3, 2010
200,000		$0.25	April 14, 2010
100,000		$0.20	May 15, 2010

9,971,000

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	Of Shares	Price

Balance, December 31, 2005	5,445,000	$0.46
Issued	1,612,500	$1.06
Expired	(2,300,000)	$0.50

Balance, December 31, 2006	4,757,500	$0.71
Issued	7,525,000	$0.16
Expired	(3,145,000)	$0.52

Balance, December 31, 2007	9,137,500	$0.31
Issued	1,371,000	$0.25
Expired	(537,500)	$0.36

Balance, December 31, 2008	9,971,000	$0.31

11.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, the Company paid management fees and consulting fees of $40,941 (2007 – $14,827, 2006 - $47,937) and rent, included in office, of $2,583 (2007 - $2,901, 2006 -$3,744) to the Vice President of the Company, management fees of $10,488 (2007 - $24,174, 2006 -$23,310) to company owned by the President of the Company and consulting fees of $18,638 (2007 -$nil, 2006 - $nil) to a company owned by the CFO of the Company. In December 2008, the President forgave $39,853 of management fees which is reversed against management fees.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

11.	RELATED PARTY TRANSACTIONS (continued…)

As at December 31, 2008, the Company owed $53,217 (2007 - $1,155) to various directors and officers of the Company which is included in accounts payable. In October 2008, amended subsequent to year- end, the Company signed an agreement whereby $32,020 of the amounts due to directors and officers would be settled through a cash payment of $7,520 and the issuance of 490,000 shares of the Company (see Note 17). At December 31, 2008, the Company owed $43,281 (2007 - $nil) for rent and administrative expenses to a Company which shares a director in common

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.	INCOME TAXES

The income tax provision (recovery) shown on the statements of operations differs from the amounts obtained by applying combined federal and provincial statutory rates to the net loss before taxes as follows:

	2008	2007	2006

Loss before income taxes	$(2,683,240)	$(1,158,990)	$(469,208)

Effective tax rate	31.0%	34.4%	35.0%

Expected tax recovery	$(831,805)	$(398,602)	$(164,518)
Deductible items	(6,868)	(46,199)	(44,250)
Non-deductible items	1,003,281	191,243	38,577
Differences in tax rates	(11,989)	-	-
Change in valuation allowance	(152,619)	253,558	170,191

	$-	$-	$-

Future income tax assets are calculated as follows:

	2008	2007

Future income tax assets relate to:
Loss carryforwards	$197,000	$58,000
Accumulated mineral property expenditures	759,000	227,000
Capital assets and other	10,000	-
Financing costs	22,000	-

	988,000	285,000
Valuation allowance	(988,000)	(285,000)

	$-	$-

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

12.	INCOME TAXES (continued…)

As at December 31, 2008, the Company has non-capital loss carry forwards of $740,000 (2007: $170,000) available to reduce income otherwise taxable in future years expiring through to 2027.

The potential tax benefits related to the loss carry forwards and other temporary differences, the application of which may be restricted, have not been recognized in these consolidated financial statements as management does not consider it likely that such assets will be realized in the carry forward period. Also, the availability of the above deductions for income tax purposes may be restricted if there are future changes in control.

13.	CAPITAL MANAGEMENT

The Company defines its capital as shareholders’ equity. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company has historically relied on the equity markets to fund its activities. In addition, the Company is dependent upon external financings to fund activities. In order to carry out planned exploration and pay for administrative costs, the Company will need to raise additional funds. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Fair value

The fair value of cash, receivables, advances, and accounts payable and accrued liabilities approximates their carrying value due to the short term nature of the instruments. The fair value of the convertible loans and notes payable have not been determined as no relevant information is available for these types of financial instruments and it is not practicable to do so. The terms and conditions of the loans are detailed in Note 7.

(b) Foreign exchange risk

The Company’s operations in the United States and Mexico expose the Company to foreign exchange risk. The Company is subject to currency risk due to the fluctuations of exchange rates between the Canadian and US dollars, as well as the Canadian dollar and Mexican pesos.

At December 31, 2008, approximately 28% of the Company’s accounts payable and accrued liabilities and approximately 12.75% of the Company’s loan and notes payable are denominated in US dollars and/or Mexican pesos. For each 10% change in the Canadian dollar against the Mexican peso, a $87,000 gain/loss would arise, and for each 10% change in the Canadian dollar against the US dollar, a

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

$37,650 gain/loss would arise. The Company does not enter into derivative financial instruments to mitigate this risk.

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued…)

	(c)	Credit risk

The Company’s cash is held in large Canadian financial institutions. The Company does not have any asset-backed commercial paper. The Company’s receivables consist of GST receivable due from the Federal Government of Canada. The Company maintains cash deposits with Schedule A financial institutions, which from time to time may exceed federally insured limits. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk.

	(d)	Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not hold any financial assets or liabilities with variable interest rates.

	(e)	Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The Company’s plan to deal with its current capital deficiency is to settle debt with issuance of shares and to complete the agreement with LPT (see Note 17).

	(f)	Price risk

The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of precious metals. The Company monitors precious metals prices to determine the appropriate course of action to be taken by the Company.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

15.	SUPPLEMENTARY DISCLOSURE WITH RESPECT TO CASH FLOW

Significant non-cash transactions for the year ended December 31, 2008 included:

(a)	The Company settled debt of US$87,500 through the issuance of 583,334 common shares with a fair value of $40,833 and recorded a gain on settlement of debt of $46,667.

(b)	The Company applied $19,900 of deferred financing fees to share issue costs and incurred additional costs of $154,600 through accounts payable at year-end.

(c)	The Company issued 987,410 units for share subscriptions of $197,482 received on December 31, 2007

Significant non-cash transactions for the year ended December 31, 2007 included:

(a)	The Company issued 60,000 common shares with a fair value of $10,928 to settle accounts payable.

(b)	The Company issued 666,666 common shares to settle share issuance obligation of $85,434.

(c)	The Company issued 150,000 common shares with a fair value of $16,222 for mineral property costs.

There were no significant non-cash transactions for the year ended December 31, 2006.

16.	SEGMENTED INFORMATION

The Company has one reportable operating segment, being the acquisition and exploration of mineral properties. Geographical information is as follows:

	December 31,	December 31,
	2008	2007

Capital assets:
Mexico	$8,373	$21,816
Canada	3,306	5,786

	$11,679	$27,602

17.	SUBSEQUENT EVENTS

(a)           LPT Capital – Arrangement agreement

On January 15, 2009 the Company entered into an agreement with LPT Capital Ltd. (“LPT”) whereby 0843037 BC Ltd., a subsidiary of LPT, will acquire 100% of the issued common shares of the Company and in return issue to the Company’s shareholders 23,000,000 LPT shares. The outstanding warrants of the Company will be converted into warrants of LPT based on a share exchange ratio. All outstanding options of LPT and the Company will be cancelled with the exception of LPT’s agent options.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

17.	SUBSEQUENT EVENTS (continued…)

On February 18, 2009, the Company’s shareholders approved and completed the continuation of the Company from federal jurisdiction to British Columbia and also approved the qualifying transaction with LPT. On February 20, 2009 the Supreme Court of British Columbia entered its final order approving the plan of arrangement. The completion of the transaction will occur in conjunction with LPT completing an equity financing by way of a public offering to raise up to $3,380,000

LPT has advanced the Company a total of $66,500 which is comprised of an advance of $25,000 and payments of $41,500 on behalf of the Company to settle a portion of its accounts payables.

The Company, as at December 31, 2008, has incurred $177,600 of deferred financing costs in relation to this transaction

(b)           Shares for debt

In October 2008, subject to the completion of the LPT agreement by February 28, 2009 further amended in January 2009 to by April 30, 2009 further amended in April 2009 to by June 30, 2009, the Company arranged to settle $1,614,036 of debt for the cash payment of $651,580 and the issuance of 19,259,900 shares of the Company as follows:

	Debt	Shares	Cash

Convertible loans from related parties	$240,000	4,600,000	$10,000
Notes payable	400,000	7,000,000	61,137	(US$50,000)
Promissory note	800,000	6,000,000	500,000
Accounts payable - related parties	32,020	490,000	7,520
Accounts payable	142,016	1,169,900	72,923

	$1,614,036	19,259,900	$651,580

If the proposed LPT agreement does not complete by June 30, 2009, the settlement agreements become null and void. Certain of these agreements with debts totaling $1,162,689 were amended to extend the completion date to August 31, 2009.

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). There are no material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”).

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued…)

Adoption of new accounting policies

Effective January 1, 2008, the Company adopted the following accounting pronouncements:

SFAS No. 157, “Fair Value Measurements” which, among other requirements, defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. This pronouncement only applies to fair value measurements that are already required. There is no difference between Canadian and US GAAP to the Company’s December 31, 2008 consolidated financial statements resulting from the adoption of SFAS 157.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” including an amendment of FASB Statement No. 115 permits entities to choose to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. As the Company did not elect to adapt the fair value option under this statement, there is no effect on the Company’s financial position or results of operations.

Recent accounting pronouncements

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

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued…)

In June 2008, the EITF reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (EITF 07-5). EITF 07-5 addresses the determination of whether an equity linked financial instrument (or embedded feature) that has all of the characteristics of a derivative under other authoritative U.S. GAAP accounting literature is indexed to an entity’s own stock and would therefore meet the first part of a scope exception from classification and recognition as a derivative instrument. The Company plans to adopt the provisions of EITF 07-05 on January 1, 2009, for US GAAP accounting purposes. The Company is currently assessing the effect of the adoption of EITF 07-5 on its consolidated financial statements.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s financial position or results of operations.

ITEM 19           EXHIBITS

Exhibit Number	Description of Exhibit
1.01	Certificate of Continuation, a British Columbia corporation (6)
1.02	Notice of Articles of Lincoln Gold Corporation, a British Columbia corporation (6)
1.03	Articles of Lincoln Gold Corporation, a British Columbia corporation (6)
2.01	Shareholder Rights Plan (4)
4.01	2005 Stock Option Plan, as amended (5)
4.02	Option Agreement between the Corporation and Almaden dated April 12, 2007 (1)
4.03	Form of Regulation S Subscription Agreement for May 2007 Unit Offering (2)
4.04	Lease agreement dated July 13, 2007 between Lincoln Gold Corporation and Wheeler Mining Company (5)
4.05	Lease agreement dated August 1, 2007 between Lincoln Gold Corporation and Lyon Grove, PLC (5)
4.06	Form of Regulation D Subscription Agreement for August 2007 Unit Offering (3)
4.07	Form of Regulation S Subscription Agreement for August 2007 Unit Offering (3)
4.08	Arrangement Agreement among LPT Capital Ltd., Lincoln Gold Corporation and 0843037 B.C. Ltd., dated January 5, 2009 (6)
4.09	First Amendment to Arrangement Agreement among LPT Capital Ltd., Lincoln Gold Corporation and 0843037 B.C. Ltd., dated February 16, 2009 (6)
4.10	Second Arrangement Agreement among LPT Capital Ltd., Lincoln Gold Corporation and 0843037 B.C. Ltd., dated April 30, 2009 (6)
4.11	Third Arrangement Agreement among LPT Capital Ltd., Lincoln Gold Corporation and 0843037 B.C. Ltd., dated June 30, 2009 (6)
11.01	Code of Ethics (5)
12.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (6)
12.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (6)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (6)
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (6)

(1)	Previously filed as an exhibit to our Current Report on Form 8-K filed on April 18, 2007.

(2)	Previously filed as an exhibit to our Current Report on Form 8-K filed on May 18, 2007.

(3)	Previously filed as an exhibit to our Current Report on Form 8-K filed on August 28, 2007.

(4)	Previously filed as an exhibit to our Current report on Form 6-K filed on July 9, 2008.

(5)	Previously filed as an exhibit to our Annual Report on Form 20-F filed on July 15, 2008.

(6)	Filed as an Exhibit to this Annual Report on Form 20-F

__________

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign on its behalf.

LINCOLN GOLD CORP.

Per:           /s/ Paul Saxton
                 _____________________________________________
Name:      Paul Saxton
Title:        President and Chief Executive Officer

Date:        July 14, 2009